Exhibit 99.1

KINROSS

# 2013

KINROSS GOLD 2013 ANNUAL REPORT
KINROSS GOLD 2013 ANNUAL REPORT

2013 KINROSS GOLD 2013 ANNUAL REPORT KINROSS GOLD 2013 ANNUAL REPORT

KINROSS is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Our Values

•      Putting people first

•      Outstanding corporate citizenship

•      High performance culture

•      Rigorous financial discipline

ii        LETTER TO SHAREHOLDERS

vi                    2013 ACHIEVEMENTS

vii                 FINANCIAL SUMMARY

80                CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

83                CORPORATE GOVERNANCE

84                KINROSS MANAGEMENT TEAM AND DIRECTORS

IBC       CORPORATE INFORMATION

VISIT OUR ONLINE ANNUAL REPORT FOR ADDITIONAL INFORMATION >

All figures in this report are in U.S. dollars and from continuing operations, unless otherwise stated.

1                 “Attributable” are based on Kinross’ 90% share of Chirano production.

2      “Adjusted net earnings from continuing operations attributable to common shareholders”, “Adjusted net earnings from continuing operations per share”, “Adjusted operating cash flow from continuing operations”, “Attributable production cost of sales from continuing operations per equivalent ounce sold” and “Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis” figures used throughout this report are non-GAAP financial measures. For the definition and reconciliation of these non-GAAP measures, refer to Section 11, Supplemental Information of Management’s Discussion and Analysis in this report. Adjusted operating cash flow per share, also a non-GAAP measure, is defined as “adjusted operating cash flow” divided by the “weighted average number of common shares outstanding (basic)”. The weighted average number of common shares outstanding (basic) during the year ended December 31, 2013 was 1,142.1 million (2012: 1,139.1 million; 2011: 1,136.0 million).

3      On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (FDN). On June 28, 2012,2 the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

4      Kinross’ outlook for 2014 represents forward-looking information and users are cautioned that actual results may vary. Please refer to the news release dated February 12, 2014, available on our website at www.kinross.com for more information.

5                 Reported net loss includes an after-tax non-cash impairment charge of $2,834.1 million relating to goodwill and property, plant and equipment in 2013 (2012: $3,206.1 million; 2011: $2,937.6 million).

**$3,780**
REVENUE (MILLIONS)

**2.63**
MILLION AU EQ. OZ. (ATTRIBUTABLE)[1]

**$1,150**
ADJUSTED OPERATING CASH FLOW (MILLIONS)[2]

2.62
2.63
2.5 - 2.7
2012
2013
2014e

PRODUCTION[1,3,4]
(million Au eq. oz.)
(attributable)

$1,079
$1,063
$950 - $1,050
2012
2013
2014e

ALL-IN SUSTAINING COST[2,3,4]
(per Au oz. sold on a by-product basis)

$1.86
$1.26
$0.675
2012
2013
2014e

CAPITAL EXPENDITURES[3,4]
(billions)

## OUR OPERATIONS

A balanced portfolio of mines around the world.

OPERATING MINES
CORPORATE OFFICE
DVOINOYE, RUSSIA
KUPOL, RUSSIA
FORT KNOX, USA
KETTLE RIVER-BUCKHORN, USA
ROUND MOUNTAIN, USA
TORONTO, CANADA
TASIAST, MAURITANIA
CHIRANO, GHANA
PARACATU, BRAZIL
LA COIPA, CHILE*
MARICUNGA, CHILE

i
KINROSS GOLD 2013 ANNUAL REPORT

OUR OPERATIONS A balanced portfolio of mines around the world. KUPOL, RUSSIA FORT KNOX, USA KETTLE RIVERBUCKHORN, USA ROUND MOUNTAIN, USA LA COIPA, CHIILE* TORONTO, CANADA PARACATU, BRAZIL TASIAST, MAURITANIA CHIRANO, GHANA DVOINOYE, RUSSIA MARICUNGA, CHILE OPERATING MINES CORPORATE OFFICE Kinross delivered four quarters of strong performance in 2013. Our keen focus on operational excellence and financial discipline, combined with our strong balance sheet, means we enter 2014 in a position of strength with the financial flexibility to manage our business in a volatile gold price environment. PRODUCTION 1, 3, 4 (million Au eq. oz.) (attributable) 2012 2013 2014e 2.5 – 2.7 2.63 2.62 ALL-IN SUSTAINING COST 2, 3, 4 (per Au oz. sold on a by-product basis) 2012 2013 2014e $950 – $1,050 $1,063 $1,079 CAPITAL EXPENDITURES 3, 4 (billions) 2012 2013 2014e $0.675 $1.26 $1.86 KINROSS GOLD 2013 ANNUAL REPORT i 2.63 MILLION AU EQ. OZ. (ATTRIBUTABLE) 1 $3,780 REVENUE (MILLIONS) $1,150 ADJUSTED OPERATING CASH FLOW (MILLIONS) 2 * Mining was suspended at the existing ore body at La Coipa at the end of October 2013.

J. Paul Rollinson, Chief Executive Officer

LETTER TO SHAREHOLDERS

For Kinross, 2013 was a defining year. We made tough decisions, and delivered on a strategy grounded in operational excellence, a relentless focus on margins and cash flow, and strict financial discipline.

The team rallied and not only met, but exceeded expectations, with record production, and the launch of a new low-cost mine on time and on budget, all while reducing spending. As a result, Kinross enters 2014 with renewed strength, targeting another solid year of production and declining all-in sustaining cost, and with a strong balance sheet that affords us financial flexibility.

There is no question that 2013 was a difficult year for the gold industry. Every producer had to confront the decline in the gold price which impacted their balance sheets, their cost structures and their share price. Kinross was no exception. But these challenges also motivated us to excel, and in 2013 we were proud of what we achieved in a number of areas.

Most notably, 2013 marked an impressive year for Kinross operationally. Record production at Fort Knox and Paracatu, and another excellent year at Kupol, which included additional production from the newly opened Dvoinoye mine, helped fuel four consecutive quarters of strong performance. As a result, we surpassed our initial 2013 production guidance of 2.4-2.6 million gold equivalent ounces with record year-end output of 2.63 million gold equivalent ounces. We also beat our guidance on all-in sustaining cost and came in at the low end of guidance for cost of sales. And, we achieved one of the best safety records in the industry, with one of the lowest injury rates among our peers.

Our strong foundation of operational excellence, combined with a willingness to take early, decisive action on a number of fronts, helped us to manage the impact of a volatile gold price from a position of strength. We were among the first to maintain our 2011 gold price assumption for our 2012 year-end reserve estimate. We also applied a rigorous, fully-loaded costing methodology for estimating our mineral reserves as part of our mine plan optimization. While this reduced our total reserve estimate in 2013, it increased overall grades by approximately 17%, net of Fruta del Norte (FDN), and reinforced our focus on generating cash flow by targeting higher margin, lower cost ounces. At Kinross, our emphasis on quality over quantity is hard-wired into every stage of the mine cycle, from exploration through to processing.

This comprehensive approach — what we call the Kinross Way Forward — was first launched in the fall of 2012. It has driven savings and efficiencies in areas such as supply chain management, energy use, and overhead. In the case of our workforce, we have reduced overall headcount while at the same time investing in our technical bench strength, thereby allowing us to rely less on contractors. At Chirano, Fort Knox, and other sites, we have moved from contractors to self-perform mining, a decision aimed at saving money and building internal expertise.

While gold price volatility is beyond our control, Kinross is keenly focused on the operating fundamentals that generate shareholder value regardless of the gold price.

By prioritizing cash flow and margins early in the year, we were ahead of the curve when the gold price fell. We then ramped up our cost reduction efforts, and closed offices in Mexico and Vancouver, reduced exploration spending, and streamlined our organization with the consolidation of our North and South America operations into a single Americas region. Headcount was reduced by approximately 1,000 people, and overhead cost was cut by approximately 12%. Thanks to these efforts, we beat our 2013 guidance on all-in sustaining cost, coming in at $1,063 per gold ounce.

Perhaps the most compelling evidence of our commitment to reducing spending and lowering costs is our reduction in capital expenditures. When I became CEO in August 2012, our capital spend for the year was projected to be at $2.2 billion. By the end of 2012, we’d brought it down to $1.9 billion. We began 2013 with a forecast capital expenditure of $1.6 billion, but were able to bring it down further to $1.26 billion, a $340-million reduction. This year, we are forecasting a capital spend of $675 million — a little more than half of what we spent last year and less than one-third of what was budgeted in 2012.

In short, we have focused on the fundamentals, made tough decisions and done what we said we would do. We decided not to proceed with development of the FDN project after being unable to reach an acceptable development agreement with the Government of Ecuador. We also suspended mining at L Coipa, a high-cost operation with marginal resources. And, when a falling gold price underscored the need to preserve balance sheet strength, we suspended the dividend.

All of this hard work, aimed at maximizing margins and cash flow, has helped to reinforce our balance sheet. While gold price volatility is beyond our control, Kinross is keenly focused on the operating fundamentals that generate shareholder value regardless of the gold price. Key to that is a strong balance sheet, which allows us to make measured decisions, to be flexible, and to pursue opportunities when they arise. With $1.15 billion in adjusted operating cash flow in 2013, $2.3 billion in liquidity, no material debt maturities until 2016, and the issuance of $500 million in senior notes in March 2014, I believe Kinross has those choices.

KEY ELEMENTS OF THE WAY FORWARD:

The Way Forward drives results by focusing on the goals of lower costs, better margins, and increased cash flow. We have identified seven elements where we continue to look for opportunities.	1. Mine Plan Optimization 2. Continuous Improvement 3. Cost Management and Labour Productivity 4. Capital Efficiency 5. Supply Chain Management 6. Energy Management 7. Working Capital Management

As we enter 2014 in a position of strength, I believe Kinross offers a compelling value proposition that we hope will be recognized and rewarded by the market.

We also continue to invest in new growth opportunities. Dvoinoye is a great example of our disciplined approach to bringing new production on line. We managed the construction of our latest low-cost mine in-house, rather than tendering it out, and it was not only built on time, but also on budget. Just 95 kilometres from our Kupol operations, Dvoinoye leverages existing infrastructure and is expected to contribute production of 235,000-300,000 gold equivalent ounces a year for the next three years.

In late March 2014, we announced the results of a feasibility study for a new 38,000 tonne per day mill at Tasiast. The study showed that an expanded Tasiast operation has the potential to contribute significantly to the Company’s production and cash flow while lowering our overall cost structure. The expansion is dependent on a number of factors, including the gold price, and we plan to defera decision on whether to expand until 2015 at the earliest, as we continue to limit capital spending and conserve cash in 2014.

On the exploration side, we are working on a number of promising prospects close to our existing operations. Near La Coipa Phase 7, we have discovered new zones of oxide mineralization and drilling will continue this year, while at the Moroshka target near Kupol, infill drilling has confirmed continuity of high grades along a narrow vein just four kilometres east of the mill. A new high-grade zone of minerali has also been discovered at Taiast’s Piment Central, which is within the existing footprint of the mine and has the potential to increase its estimated mineral resources. We are also pursuing a number of opportunities at Chirano which could expand mineral resources below three of the open pits.

We recognize having stakeholder support underpins the viability of the entire mining industry and, at Kinross, we are committed to the highest standards of corporate responsibility — particularly in areas such as safety, environmental stewardship, and community investment. Kinross had an outstanding safety record in 2013, and I am proud to say we did not suffer a single fatality. We continue to generate a positive economic impact in our host countries; in the area of influence around Tasiast, for example, unemployment has decreased significantly and the number of households living below the poverty line has declined by 66% since 2011. On the environmental front, we completed the cyanide code certification audit for Chirano, our eighth site to attain certification under the International Cyanide Management Code.

Going forward, we will continue our focus on operational discipline. Kinross is one of the world’s leading gold producers with a globally diverse portfolio of mines in a range of geographies and climates, from the Arctic and the High Andes to the Brazilian tropics and the African desert. We operate both underground and open pit mines and we operate them well and responsibly. In 2014, we expect to produce 2.5-2.7 million gold equivalent ounces and are forecasting a further decline in our all-in sustaining cost to $950-$1,050 per gold ounce and cost of sales of $730-$780 per gold equivalent ounce. At our 2014 budgeted gold price of $1,200 per ounce, we expect to generate free cash flow this year.

By taking difficult decisions and following through on the Kinross Way Forward, we have set the Company on a new course. Kinross is a trusted operator that can be relied on to get the job done. We have instilled a new mindset based on the principles of operational excellence, quality over quantity and financial discipline. We have consistently met or beat our guidance over the past year and, as we enter 2014 in a position of strength, I believe Kinross offers a compelling value proposition that we hope will be recognized and rewarded by the market.

We could not have achieved what we have without the hard work and dedication of our employees, who have turned a commitment to operational excellence into action and tangible results. To them I say “thank you”. I also want to thank our Board of Directors for their guidance, and our shareholders for their continued support. It has been a challenging year for the industry but, as we move into 2014, we are determined to continue meeting our commitments while delivering value for our shareholders.

/s/ J. Paul Rollinson
J. Paul Rollinson Chief Executive Officer Kinross Gold Corporation

v

2013 ACHIEVEMENTS

•      Produced record 2.63 million attributable gold equivalent ounces

•      Achieved all-in sustaining cost below 2013 guidance, and less than all-in sustaining cost for 2012

•      Completed Dvoinoye project on schedule and on budget

•     Delivered revenue of $3.8 billion, adjusted operating cash flow of $1.1 billion

•      Reduced capital spending by $140 million compared with updated guidance, and $340 million below original guidance for the year

•      Finished 2013 with approximately $2.3 billion in liquidity

•      Achieved lowest reportable injury and severity rates in company history, and had zero fatalities

•      Streamlined overhead costs and improved efficiencies, including integrating North and South America regions into single Americas region

•      Reduced use of contractors to save costs at Chirano, Fort Knox and Tasiast

•      Completed pre-feasibility study for 38,000 tonne per day mill expansion at Tasiast and completed a full feasibility study on schedule in March 2014

•      Adopted a fully-loaded costing methodology for estimating mineral reserves and resources, resulting in an increase of 17% in overall grades, net of FDN

•      Delivered encouraging exploration drill results from targets at Tasiast, La Coipa, Chirano, Kupol and Dvoinoye

•      Strengthened Board of Directors with three new appointments: Mr. John Macken, Ms. Una Power, and Ms. Ruth Woods

•      Completed cyanide code certification audit for Chirano - the eighth site to attain certification under the International Cyanide Management Code

•      Named to Dow Jones Sustainability World Index for the third consecutive year

TOTAL REPORTABLE INJURY FREQUENCY RATE

(Includes all employees and contractors for 200,000 hours worked)

FINANCIAL SUMMARY 3

(in millions, except ounces, per share amounts,
gold price and per ounce amounts)	2013	2012	2011
Revenue	$3,779.5	$4,307.3	$3,842.5
Net cash flow of continuing operations provided from operating activities	$796.6	$1,317.3	$1,366.6
Adjusted operating cash flow from continuing operations [2]	$1,149.6	$1,527.0	$1,562.9
Adjusted operating cash flow from continuing operations per share [2]	$1.01	$1.34	$1.38
Impairment charges	$3,169.6	$3,527.6	$2,937.6
Net loss from continuing operations attributable to common shareholders [5]	$(3,012.6)	$(2,546.2)	$(2,093.5)
Basic	$(2.64)	$(2.24)	$(1.84)
Diluted	$(2.64)	$(2.24)	$(1.84)
Adjusted net earnings from continuing operations attributable to common shareholders [2]	$321.2	$886.2	$853.4
Adjusted net earnings from continuing operations per share [2]	$0.28	$0.78	$0.75
Attributable production cost of sales from continuing operations per equivalent ounce sold [2]	$743	$705	$592
All-in sustaining cost per gold ounce [2]	$1,063	$1,079	—
Capital expenditures	$1,262.4	$1,858.3	$1,538.5
Average realized gold price per ounce	$1,402	$1,643	$1,500
Attributable gold equivalent ounces produced from continuing operations [1]	2,631,092	2,617,813	2,543,790

(see footnotes at the beginning of this report)

FINANCIAL REVIEW

MDA1	MANAGEMENT’S DISCUSSION AND ANALYSIS

FS1	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

FS2	REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FS4	CONSOLIDATED BALANCE SHEETS

FS5	CONSOLIDATED STATEMENTS OF OPERATIONS

FS6	CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FS7	CONSOLIDATED STATEMENTS OF CASH FLOWS

FS8	CONSOLIDATED STATEMENTS OF EQUITY

FS9	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

72	MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

79	SUMMARIZED FIVE-YEAR REVIEW

79	KINROSS SHARE TRADING DATA

80	CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2013

This management’s discussion and analysis (“MD&A”), prepared as of February 12, 2014, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of December 31, 2013 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2013 and the notes thereto (the “financial statements”).  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars.  The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2013, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis”. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1.              DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company’s operating costs and capital expenditures (see Section 10 — Risk Analysis for additional details on the impact of foreign exchange rates).

Segment profile

Each of the Company’s significant operating mines is considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at
			December 31
Operating Segments	Operator	Location	2013	2012
Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol(a)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
La Coipa	Kinross	Chile	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a) The Kupol segment includes the Kupol and Dvoinoye mines.

1

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts and	Years ended December 31,			2013 vs. 2012		2012 vs. 2011
per ounce amounts)	2013	2012	2011	Change	% Change	Change	% Change
Operating Highlights
Total gold equivalent ounces (a), (e)
Produced (c)	2,658,632	2,678,131	2,702,573	(19,499)	(1)%	(24,442)	(1)%
Sold (c)	2,697,093	2,654,107	2,701,358	42,986	2%	(47,251)	(2)%
Gold equivalent ounces from continuing operations (a),(d)
Produced (c)	2,658,632	2,647,137	2,635,990	11,495	0%	11,147	0%
Sold (c)	2,697,093	2,621,343	2,637,601	75,750	3%	(16,258)	(1)%
Total attributable gold equivalent ounces (a), (e)
Produced (c)	2,631,092	2,648,807	2,610,373	(17,715)	(1)%	38,434	1%
Sold (c)	2,669,276	2,624,242	2,611,287	45,034	2%	12,955	0%
Attributable gold equivalent ounces from continuing operations (a),(d)
Produced (c)	2,631,092	2,617,813	2,543,790	13,279	1%	74,023	3%
Sold (c)	2,669,276	2,591,478	2,547,530	77,798	3%	43,948	2%
Financial Highlights from Continuing Operations (d)
Metal sales	$3,779.5	$4,307.3	$3,842.5	$(527.8)	(12)%	$464.8	12%
Production cost of sales	$2,004.4	$1,849.2	$1,546.2	$155.2	8%	$303.0	20%
Depreciation, depletion and amortization	$828.8	$680.9	$564.0	$147.9	22%	$116.9	21%
Impairment charges	$3,169.6	$3,527.6	$2,937.6	$(358.0)	(10)%	$590.0	20%
Operating loss	$(2,635.2)	$(2,241.9)	$(1,571.4)	$(393.3)	(18)%	$(670.5)	(43)%
Net loss from continuing operations attributable to common shareholders	$(3,012.6)	$(2,546.2)	$(2,093.5)	$(466.4)	(18)%	$(452.7)	(22)%
Basic loss per share from continuing operations attributable to common shareholders	$(2.64)	$(2.24)	$(1.84)	$(0.40)	(18)%	$(0.40)	(22)%
Diluted loss per share from continuing operations attributable to common shareholders	$(2.64)	$(2.24)	$(1.84)	$(0.40)	(18)%	$(0.40)	(22)%
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$321.2	$886.2	$853.4	$(565.0)	(64)%	$32.8	4%
Adjusted net earnings from continuing operations per share (b)	$0.28	$0.78	$0.75	$(0.50)	(64)%	$0.03	4%
Net cash flow of continuing operations provided from operating activities	$796.6	$1,317.3	$1,366.6	$(520.7)	(40)%	$(49.3)	(4)%
Adjusted operating cash flow from continuing operations (b)	$1,149.6	$1,527.0	$1,562.9	$(377.4)	(25)%	$(35.9)	(2)%
Average realized gold price per ounce from continuing operations	$1,402	$1,643	$1,500	$(241)	(15)%	$143.0	10%
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$743	$705	$586	$38	5%	$119	20%
Attributable(a) production cost of sales from continuing operations per equivalent ounce (c) sold(b)	$743	$705	$592	$38	5%	$113	19%
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$703	$627	$535	$76	12%	$92	17%
Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b),(f)	$1,063	$1,079		$(16)	(1)%
Attributable(a) all-in sustaining cost from continuing operations per equivalent ounce (c) sold (b),(f)	$1,082	$1,122		$(40)	(4)%

(a) Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production and Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter).

(b) The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c) “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2013 was 59.23:1 (2012-53.56:1 and 2011-44.65:1).

(d) On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (“FDN”). On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(e) The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

(f) Amount was not computed for 2011 as this measure was adopted as of January 1, 2013.

2

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

2013 vs. 2012

Kinross’ attributable production from continuing operations in 2013 increased marginally compared with 2012, primarily due to increases in production at Tasiast and Fort Knox from higher mill grades and improved leach performance.  In addition, production at Paracatu increased due to higher processing levels and recoveries.  These increases were largely offset by decreases in production resulting from the scheduled decline in grades at Round Mountain and Chirano, a decline in both grades and heap leach performance at Maricunga, and due to the suspension of mining at La Coipa in October 2013.  In addition, production decreased at the Kupol mine due to the planned decline in grades and a less favourable gold equivalent ratio, partially offset by the processing of higher grade ore from the Dvoinoye mine, which commenced commercial production in October 2013.

Metal sales from continuing operations decreased to $3,779.5 million in 2013 from $4,307.3 million in 2012, primarily due to a decrease in the metal prices realized.  The average gold price realized from continuing operations decreased to $1,402 per ounce from $1,643 per ounce in 2012.

During 2013, production cost of sales from continuing operations increased to $2,004.4 million from $1,849.2 million in 2012, primarily due to increases in gold equivalent ounces sold and input costs at Fort Knox and Tasiast as well as higher input costs at Maricunga as a result of processing lower grade ore.  In addition, production cost of sales at Kupol increased due to higher consumption of inputs as a result of processing ore from the Dvoinoye mine and due to inflationary pressures on certain inputs such as labour.  These increases were partially offset by a decrease in production cost of sales at La Coipa, primarily due to the suspension of mining.

Depreciation, depletion and amortization from continuing operations increased by 22% in 2013 compared with 2012, primarily due to an increase in gold equivalent ounces sold at Paracatu, Fort Knox, and Tasiast and an increase in the depreciable asset base at La Coipa, Paracatu, Maricunga, and Fort Knox.  These increases were partially offset by decreases in gold equivalent ounces sold at Chirano and Kettle River-Buckhorn.

As at December 31, 2013, the Company recorded an after-tax impairment charge of $544.8 million, upon completion of its annual assessment of the carrying value of its cash generating units (“CGUs”).  The impairment charge included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca, a non-operating property in Chile.  The non-cash impairment charge at Maricunga was mainly a result of changes to the life of mine plan and a corresponding reduction in mineral reserves.  As at June 30, 2013, the Company had identified the decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment, and performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates at that time.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  As a result of the June 30, 2013 impairment assessment, the Company recorded after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and goodwill and property, plant and equipment impairment aggregating $954.6 million at several of its other CGUs.  The property, plant and equipment impairment charges were net of a tax recovery of $108.7 million.  The resulting non-cash impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.  During 2012, the Company recorded after-tax impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million for Tasiast and $111.3 million for Chirano.

The operating loss from continuing operations increased to $2,635.2 million in 2013 from $2,241.9 million in 2012, primarily due to a decrease in metal sales and increases in production cost of sales and depreciation, depletion and amortization, partially offset by lower impairment charges and a decrease in exploration and business development costs.

During 2013, net loss from continuing operations attributable to common shareholders was $3,012.6 million, or $2.64 per share, compared with $2,546.2 million, or $2.24 per share, in 2012.  The increase in net loss from continuing operations attributable to common shareholders was primarily a result of an increase in the operating loss as described above and an impairment charge of $219.0 million related to the Company’s investment in Cerro Casale, which was recorded in other income (expense) in 2013, partially offset by a decrease in income tax expense.  For continuing operations, income tax expense for 2013 was $72.4 million compared with $259.4 million in 2012.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, such as impairment charges and re-measurements of the deferred tax liability due to increases in corporate income tax rates, the Company’s adjusted effective tax rate was 34.8% in 2013, compared with 31.7% in 2012.  Excluding the impact of these items, the increase in the Company’s adjusted effective tax rate was largely due to differences in the level of income in the Company’s operating jurisdictions from one year to the next.

3

During 2013, adjusted net earnings from continuing operations attributable to common shareholders was $321.2 million, or $0.28 per share, compared with $886.2 million, or $0.78 per share, in 2012.  The decrease in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to the decrease in metal sales and increases in production cost of sales and depreciation, depletion and amortization expense as described above.

Net cash flow of continuing operations provided from operating activities decreased by $520.7 million compared with 2012.  The decrease in cash flows was primarily due to the decrease in metal sales and less favourable working capital movements, partially offset by a decrease in exploration and business development costs.

Adjusted operating cash flow from continuing operations decreased to $1,149.6 million from $1,527.0 million, mainly due to the decrease in metal sales, partially offset by a decrease in exploration and business development costs.

Attributable production cost of sales from continuing operations per equivalent ounce sold increased by 5% in 2013 compared with 2012 due to an increase in production cost of sales as noted above.

During 2013, attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis was $1,063 compared with $1,079 in 2012, with the decrease primarily due to a decrease in sustaining capital expenditures and an increase in attributable gold ounces sold, partially offset by an increase in production cost of sales.

4

2012 vs. 2011

During 2012, Kinross’ attributable production from continuing operations increased by 3% compared with 2011, primarily due to an increase in production at Fort Knox due to higher tonnage leached, higher mill grades and recoveries, and the increase in production resulting from the Company’s interest in Kupol increasing from 75% to 100% on April 27, 2011.  In addition, production at Chirano increased due to higher grades and recoveries.  These increases were partially offset by the scheduled decline in grades at Kupol and Kettle River-Buckhorn and a less favourable gold equivalent ratio during 2012 compared with 2011.

Metal sales from continuing operations for 2012 were $4,307.3 million, a 12% increase compared with 2011.  The increase in metal sales was primarily due to higher metal prices realized.  The average realized gold price from continuing operations during 2012 was $1,643 per ounce, an increase of 10% compared with 2011.  During 2012, the price of gold averaged $1,669 per ounce compared with $1,572 per ounce in 2011, an increase of 6%.  The gold hedges that were acquired with the Bema Gold Corporation (“Bema”) acquisition reduced the average price realized by $20 per ounce during 2012.  During 2011, the above mentioned gold hedges reduced the average price realized by $66 per ounce.  The Company had entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to the spot gold price subsequent to the dates these purchase contracts were entered into.  During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into affected metal sales (and the average realized gold price) up to June 30, 2012. Metal sales subsequent to June 30, 2012 were not affected by such losses.

Production cost of sales from continuing operations increased by 20% to $1,849.2 million in 2012 compared with $1,546.2 million during 2011, largely due to an increase in the processing of lower grade ore and higher input costs such as labour, energy and consumables.

During 2012, depreciation, depletion and amortization from continuing operations increased by 21% compared with 2011, primarily due to an increase in gold equivalent ounces sold at Chirano, lower mineral reserves at Chirano as at December 31, 2011, and an increase in the depreciable asset base at Paracatu, offset largely by lower gold equivalent ounces sold at Kupol.

Upon completion of its annual assessment of the carrying value of its CGUs, the Company recorded after-tax impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million for Tasiast and $111.3 million for Chirano.  The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and a charge of $964.5 million related to property, plant and equipment, net of a tax recovery of $321.5 million.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs. The impairment charge at Chirano related entirely to goodwill.  During 2011, the Company recorded impairment charges relating to goodwill at Tasiast and Chirano of $2,490.1 million and $477.5 million, respectively.

Operating loss from continuing operations was $2,241.9 million compared with an operating loss from continuing operations of $1,571.4 million for 2011.  This change was largely due to the impairment charges noted above and increases in production cost of sales and depreciation, depletion and amortization, partially offset by an increase in metal prices realized.

The net loss from continuing operations attributable to common shareholders for 2012 was $2,546.2 million or $2.24 per share compared with a net loss attributable to common shareholders of $2,093.5 million or $1.84 per share in 2011.  The net loss attributable to common shareholders in 2012 was primarily a result of the operating loss described above.  In addition, other income (expense) changed from income of $98.4 million for 2011 to an expense of $6.8 million for 2012.  The expense in 2012 was primarily due to an impairment charge of $24.3 million related to certain of the Company’s available-for-sale investments, partially offset by net non-hedge derivative gains of $18.0 million due largely to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants.  Included in other income (expense) in 2011 was a gain on the sale of the Company’s interest in Harry Winston Diamond Corporation of $30.9 million, net non-hedge derivative gains of $59.1 million due primarily to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants, and foreign exchange gains of $8.4 million.  Income tax expense during 2012 was $259.4 million compared with $498.3 million during 2011.  Excluding the impact of a remeasurement of the deferred tax liability for 2012, in the amount of $116.5 million, as a result of the increase in the Ghanaian corporate income tax rate from 25% to 35% and the Chilean corporate income tax rate from 17% to 20%, and the impairment charges for 2012 and 2011, the Company’s effective tax rate was 37.6% compared with 35.5% for 2011.  Excluding the impact of these items, the increase in the Company’s effective tax rate was largely due to differences in the level of income in the Company’s operating jurisdictions from one year to the next.

The adjusted net earnings from continuing operations attributable to common shareholders increased slightly to $886.2 million, or $0.78 per share, for 2012, from $853.4 million, or $0.75 per share, in 2011.  The 4% increase in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to an increase in metal prices realized.

5

Net cash flow of continuing operations provided from operating activities during 2012 was $1,317.3 million compared with $1,366.6 million in 2011, with the decrease largely due to less favourable working capital changes in 2012 compared with 2011 and higher exploration and business development expenses, partially offset by an increase in margins (metal sales less production cost of sales) as well as cash payments made during 2011 on the close out and early settlement of derivative instruments, with no such payments made in 2012.

The adjusted operating cash flow from continuing operations during 2012 decreased slightly to $1,527.0 million from $1,562.9 million in 2011, mainly due to an increase in exploration and business development expenses.

Consolidated production cost of sales from continuing operations per equivalent ounce sold was 20% higher in 2012 compared with 2011, largely due to an increase in the processing of lower grade ore and increases in labour, energy, consumables and other production costs across the Company’s operations.

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”).  The sale closed on June 28, 2012 and Crixás was reclassified as a discontinued operation in the comparative periods.  Net earnings from Crixás during 2012 were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

Mineral Reserves1

Kinross’ total estimated proven and probable mineral reserves at year-end 2013 were approximately 39.7 million ounces of gold, a net decrease of approximately 19.9 million ounces compared with year-end 2012. The net year-over-year decrease in gold reserve estimates was primarily due to the impact of cost assumptions and the cessation of development at Fruta del Norte.  The gold price assumption used was $1,200 per ounce, consistent with the price used in the 2012 gold reserve estimate.  Notable changes by site included approximate reductions of 7.6 million gold ounces at Paracatu, 6.7 million ounces at Fruta del Norte, and 2.1 million ounces at Maricunga, partially offset by an approximate addition of 0.2 million ounces at Dvoinoye.

Proven and probable silver reserves at year-end 2013 were estimated at 44.8 million ounces, a net decrease of 23.5 million ounces compared with year-end 2012, primarily the result of a reduction of 11.1 million ounces at La Coipa and 9.0 million ounces at Fruta del Norte.

Proven and probable copper reserves at year-end 2013 were estimated at 1.4 billion pounds, unchanged from year-end 2012.

(1)  For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s press release filed with Canadian and U.S. regulators on February 12, 2014.

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2.              IMPACT OF KEY ECONOMIC TRENDS

Price of Gold – Five Year Price Performance

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control.  Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations.  During 2013, the price of gold generally declined, from a high of $1,696 per ounce in January, reaching a low of $1,181 per ounce in June.  The average price for the year based on the London Bullion Market Association PM Fix was $1,411 per ounce, a $258 decrease over the 2012 average price of $1,669 per ounce.  The major influences on the gold price during 2013 included speculation over the United States Federal Reserve’s tapering of its quantitative easing program and material liquidation of net long positions.  These negative influences were partially offset by strong bar hoarding demand, particularly in Asia, and higher fabrication demand in the lower price environment.

Source: London Bullion Marketing Association London PM Fix, Bloomberg, GFMS, Company records

7

Source: London Bullion Marketing Association London PM Fix

During 2013, the Company realized an average gold price of $1,402 per ounce compared to the average PM Fix of $1,411 per ounce.

8

Gold Supply and Demand Fundamentals

Source: GFMS Gold Survey 2013

Total gold supply increased by 6.3% in 2013 relative to 2012, with global gold mine production increasing 4.1% and recycled gold decreasing 13.8%.  Mine production and recycled gold have been the dominant sources of gold supply, and in 2013 they represented approximately 63% and 29% of total supply, respectively.  In 2013, net disinvestment in gold markets contributed 383 tonnes or approximately 8% of total supply.

Macroeconomic factors were the overwhelming drivers of gold prices in 2013, resulting in net disinvestment out of the gold markets as noted above, which, combined with increased mine production, contributed to lower prices during the year.

9

Source: GFMS 2013 Gold Survey

Overall demand increased by 6.3% in 2013 relative to 2012.  With gold prices decreasing, fabrication demand is estimated to have increased by 11.4% in 2013 relative to 2012.  The increase largely occurred in East Asia and the Middle East, while demand in India remained strong but stable.  Bar hoarding grew by approximately 32.9% in 2013, while net producer de-hedging contributed a small 50 tonnes of demand.  Central banks, which had been net sellers of gold for several years until they became net buyers in 2010, reduced net purchases by 34% during the year.

10

Inflationary Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced increases in fuel costs in 2013, reflecting global oil and fuel price increases that occurred during the same period.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions — refer to Section 6 Liquidity and Capital Resources for details.

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

11

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  These currencies were subject to high market volatility over the course of the year.  Approximately 76% of the Company’s expected attributable production in 2014 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures — refer to Section 6 Liquidity and Capital Resources for details.

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3.              OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 — Risk Analysis.

Unless otherwise stated “attributable” production includes only Kinross’ share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $12 impact in production cost of sales per ounce2.

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

In 2014, Kinross expects to produce approximately 2.5 to 2.7 million gold equivalent ounces from its current operations, compared to 2.63 million gold equivalent ounces in 2013.  Production cost of sales per gold equivalent ounce is expected to be in the range of $730 to $780 for 2014.

The Company has forecast an all-in sustaining cost of $950 to $1,050 per gold equivalent ounce sold and per gold ounce sold on a by-product basis for full-year 2014.

Material assumptions used to forecast 2014 production costs are: a gold price of $1,200 per ounce, a silver price of $18 per ounce, an oil price of $100 per barrel, and foreign exchange rates of 2.27 Brazilian reais to the U.S. dollar, 1.05 Canadian dollar to the U.S. dollar, 33 Russian roubles to the U.S. dollar, 505 Chilean pesos to the U.S. dollar, 2.00 Ghanaian cedi to the U.S. dollar, 290 Mauritanian ouguiya to the U.S. dollar, and 1.30 U.S. dollars to the Euro.  Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $12 impact on our production cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our production cost of sales per ounce as a result of a change in royalties.

Capital expenditures for 2014 are forecast to be approximately $605 million, excluding estimated capitalized interest of approximately $70 million.  Of this amount, sustaining capital expenditures are expected to be approximately $400 million.

The 2014 forecast for exploration and business development expense is approximately $125 million, of which $40 million is expected for business development expenses.  Including expected capitalized exploration of $5 million, total exploration expenditures are forecast to be $90 million.  General and administrative expenses are forecast to be $165 million.

Other operating costs are forecast to be approximately $50 million, including $14 million forecast for care and maintenance costs at La Coipa.  The above forecast expenses include approximately $40 million related to expected equity-based compensation.

Income tax expenses are expected to be $100 million based on our assumed gold price plus approximately 24% of any profit resulting from higher gold prices.

Depreciation, depletion and amortization is forecast to be approximately $300 per gold equivalent ounce.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

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4.              PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion project

The Tasiast project feasibility study remains on schedule for expected completion in the first quarter of 2014 and the Company expects to provide highlights of the results in April 2014.

Recent transactions

Amendment of revolving credit and term loan facilities

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to August 10, 2017 from August 10, 2015.

Convertible senior notes

On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible senior notes in the amount of $5.4 million.

Other developments

Dividend

To help achieve the Company’s objective of maintaining a strong balance sheet and liquidity position in the current volatile gold price environment, the Board of Directors suspended the payment of the semi-annual dividend on July 31, 2013.  Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of ongoing cost reduction measures.

New Directors appointed

Kinross appointed Mr. John Macken, Ms. Una Power, and Ms. Ruth Woods to its Board of Directors, effective April 3, 2013.  Mr. Macken, Ms. Power, and Ms. Woods were elected by shareholders at the Kinross Annual Meeting of Shareholders on May 8, 2013.  The appointments brought membership on the Kinross Board of Directors to 12, following the retirement of Mr. George Michals in 2012.

Executive update

On February 10, 2014, the Company announced that Brant Hinze, President and Chief Operating Officer, will retire effective October 1, 2014, and will be succeeded as Chief Operating Officer by Warwick Morley-Jepson, currently Regional Vice-President of the Company’s Russia region.

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5.              CONSOLIDATED RESULTS OF OPERATIONS

	Years ended December 31,			2013 vs. 2012		2012 vs. 2011
(in millions, except ounces and per ounce amounts)	2013	2012	2011	Change	% Change	Change	% Change
Operating Statistics
Total gold equivalent ounces (a), (d)
Produced (b)	2,658,632	2,678,131	2,702,573	(19,499)	(1)%	(24,442)	(1)%
Sold (b)	2,697,093	2,654,107	2,701,358	42,986	2%	(47,251)	(2)%

Gold equivalent ounces from continuing operations (a),(c)
Produced (b)	2,658,632	2,647,137	2,635,990	11,495	0%	11,147	0%
Sold (b)	2,697,093	2,621,343	2,637,601	75,750	3%	(16,258)	(1)%

Total attributable gold equivalent ounces (a), (d)
Produced (b)	2,631,092	2,648,807	2,610,373	(17,715)	(1)%	38,434	1%
Sold (b)	2,669,276	2,624,242	2,611,287	45,034	2%	12,955	0%

Attributable gold equivalent ounces from continuing operations (a),(c)
Produced (b)	2,631,092	2,617,813	2,543,790	13,279	1%	74,023	3%
Sold (b)	2,669,276	2,591,478	2,547,530	77,798	3%	43,948	2%

Gold ounces - sold from continuing operations (c)	2,545,736	2,421,447	2,362,268	124,289	5%	59,179	3%
Silver ounces - sold from continuing operations (000’s) (c)	9,021	10,717	12,142	(1,696)	(16)%	(1,425)	(12)%
Average realized gold price per ounce from continuing operations	$1,402	$1,643	$1,500	$(241)	(15)%	$143	10%

Financial Data from Continuing Operations (c)
Metal sales	$3,779.5	$4,307.3	$3,842.5	$(527.8)	(12)%	$464.8	12%
Production cost of sales	$2,004.4	$1,849.2	$1,546.2	$155.2	8%	$303.0	20%
Depreciation, depletion and amortization	$828.8	$680.9	$564.0	$147.9	22%	$116.9	21%
Impairment charges	$3,169.6	$3,527.6	$2,937.6	$(358.0)	(10)%	$590.0	20%
Operating loss	$(2,635.2)	$(2,241.9)	$(1,571.4)	$(393.3)	(18)%	$(670.5)	(43)%
Net loss from continuing operations attributable to common shareholders	$(3,012.6)	$(2,546.2)	$(2,093.5)	$(466.4)	(18)%	$(452.7)	(22)%

(a)         Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production and Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter).

(b)         “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2013 was 59.23:1 (2012 -53.56:1 and 2011 -44.65:1).

(c)          On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(d)         The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

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Operating Earnings (Loss) by Segment

	Years ended December 31,			2013 vs. 2012		2012 vs. 2011
(in millions)	2013	2012	2011	Change	% Change(d)	Change	% Change
Operating segments (a)
Fort Knox	$251.0	$260.9	$189.1	$(9.9)	(4)%	$71.8	38%
Round Mountain	(106.7)	151.2	135.6	(257.9)	(171)%	15.6	12%
Kettle River-Buckhorn	53.6	90.2	115.1	(36.6)	(41)%	(24.9)	(22)%
Kupol (b)	316.0	495.5	379.8	(179.5)	(36)%	115.7	30%
Paracatu	106.6	284.2	316.1	(177.6)	(62)%	(31.9)	(10)%
La Coipa	(34.9)	65.6	67.9	(100.5)	(153)%	(2.3)	(3)%
Maricunga	(711.6)	178.9	239.2	(890.5)	nm	(60.3)	(25)%
Tasiast	(1,575.4)	(3,466.8)	(2,420.0)	1,891.4	55%	(1,046.8)	(43)%
Chirano	(344.4)	(8.3)	(316.6)	(336.1)	nm	308.3	97%
Non-operating segments
Corporate and Other (c)	(589.4)	(293.3)	(277.6)	(296.1)	(101)%	(15.7)	(6)%
Total	$(2,635.2)	$(2,241.9)	$(1,571.4)	$(393.3)	(18)%	$(670.5)	(43)%
Discontinued operations
Crixás	$—	$16.6	33.0	$(16.6)	(100)%	$(16.4)	(50)%
Fruta del Norte	$(735.9)	$(6.9)	$(4.1)	$(729.0)	nm	$(2.8)	(68)%

(a) On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(b) The Kupol segment includes the Kupol and Dvoinoye mines.

(c) “Corporate and Other” includes operating costs which are not directly related to individual mining properties such as general and administrative expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (includes Lobo-Marte and White Gold).

(d) “nm” means not meaningful.

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Mining operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	21,634	25,937	(4,303)	(17)%
Tonnes processed (000’s) (a)	42,419	43,153	(734)	(2)%
Grade (grams/tonne)(b)	0.82	0.69	0.13	19%
Recovery(b)	83.7%	84.0%	(0.3)%	(0)%
Gold equivalent ounces:
Produced	421,641	359,948	61,693	17%
Sold	416,103	333,438	82,665	25%

Financial Data (in millions)
Metal sales	$596.5	$556.3	$40.2	7%
Production cost of sales	236.6	221.2	15.4	7%
Depreciation, depletion and amortization	103.7	66.8	36.9	55%
	256.2	268.3	(12.1)	(5)%
Exploration and business development	5.2	7.4	(2.2)	(30)%
Segment operating earnings	$251.0	$260.9	$(9.9)	(4)%

(a) Includes 29,751,000 tonnes placed on the heap leach pad during 2013 (2012 - 29,950,000 tonnes).

(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.29 grams per tonne during 2013 (2012 - 0.31 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2013 vs. 2012

Tonnes of ore mined decreased by 17% in 2013 compared with 2012 due to planned mine sequencing.  During 2013, tonnes of ore processed were 2% lower compared with 2012, primarily due to reduced availability of processing equipment as well as ore hardness experienced during the first quarter of 2013.  Mill grades increased by 19% in 2013 compared with 2012 as a result of planned mine sequencing, which involved higher grade pit ore being processed through the mill rather than lower grade stockpile ore.  Gold equivalent ounces produced increased by 17% compared with 2012, primarily due to an increase in ounces recovered from the leach pad as a result of the commissioning and ramp-up of the second carbon-in-column plant and higher mill grades, partially offset by a decrease in tonnes of ore processed.

Metal sales increased by 7% compared with 2012 as a result of an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 7% compared with 2012, primarily due to an increase in gold equivalent ounces sold as well as higher labour and fuel costs as a result of haulage services being performed internally, offset largely by a decrease in power and haulage contractor costs.  Depreciation, depletion and amortization increased to $103.7 million in 2013 from $66.8 million in 2012, primarily due to increases in the gold equivalent ounces sold and depreciable asset base, and a decrease in mineral reserves at December 31, 2012.

17

Round Mountain (50% ownership and operator; Barrick 50% ownership) — USA

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)(a)	19,648	20,622	(974)	(5)%
Tonnes processed (000’s)(a)	21,595	20,670	925	4%
Grade (grams/tonne)(b)	0.69	0.78	(0.09)	(12)%
Recovery(b)	65.7%	73.2%	(7.5)%	(10)%
Gold equivalent ounces:
Produced	162,826	192,330	(29,504)	(15)%
Sold	161,836	190,592	(28,756)	(15)%

Financial Data (in millions)
Metal sales	$228.7	$317.2	$(88.5)	(28)%
Production cost of sales	135.3	136.7	(1.4)	(1)%
Depreciation, depletion and amortization	22.4	28.2	(5.8)	(21)%
Impairment charges	177.4	—	177.4	100%
	(106.4)	152.3	(258.7)	(170)%
Exploration and business development	0.3	1.1	(0.8)	(73)%
Segment operating earnings (loss)	$(106.7)	$151.2	$(257.9)	(171)%

(a)         Tonnes of ore mined/processed represent 100% of operations. Includes 17,784,000 tonnes placed on the heap leach pad during 2013 (2012 - 17,044,000 tonnes).

(b)         Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.36 grams per tonne during 2013 (2012 - 0.43 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003.

2013 vs. 2012

During 2013, tonnes of ore mined decreased by 5% compared with 2012, primarily due to planned mine sequencing.  Tonnes of ore processed increased by 4% compared with 2012, primarily due to the use of mill stockpiles, an expansion of leach pads and an increase in tonnage placed on the leach pads.  Mill and heap leach grades were lower in 2013 compared with 2012, primarily due to planned mine sequencing and an increase in the processing of lower grade stockpile ore.  Gold equivalent ounces produced decreased by 15% compared with 2012, primarily due to lower grades and recoveries, partially offset by an increase in tonnes processed.

Metal sales decreased by 28% compared with 2012.  The decrease in gold equivalent ounces sold accounted for 54% of the $88.5 million decrease, with the remainder attributable to a decrease in metal prices realized.  Production cost of sales decreased slightly by 1% compared with 2012, primarily due to lower royalty, contractor and tire costs, and a decrease in gold equivalent ounces sold, largely offset by increases in labour costs as well as reagent costs related to processing more tonnes of lower grade ore.  Depreciation, depletion and amortization were lower by 21% compared with 2012, primarily as a result of decreases in gold equivalent ounces sold and in the depreciable asset base resulting from the impairment recognized at June 30, 2013.

As at June 30, 2013, the Company recorded impairment charges of $177.4 million, comprised of $58.7 million related to goodwill and $118.7 million related to property, plant and equipment.  The non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.

18

Kettle River—Buckhorn (100% ownership and operator) — USA

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	367	386	(19)	(5)%
Tonnes processed (000’s)	404	405	(1)	(0)%
Grade (grams/tonne)	13.00	13.27	(0.27)	(2)%
Recovery	93.2%	92.1%	1.1%	1%
Gold equivalent ounces:
Produced	150,157	156,093	(5,936)	(4)%
Sold	151,559	156,966	(5,407)	(3)%

Financial Data (in millions)
Metal sales	$214.4	$260.1	$(45.7)	(18)%
Production cost of sales	83.1	75.6	7.5	10%
Depreciation, depletion and amortization	62.8	73.9	(11.1)	(15)%
	68.5	110.6	(42.1)	(38)%
Exploration and business development	5.9	18.0	(12.1)	(67)%
Other	9.0	2.4	6.6	nm
Segment operating earnings	$53.6	$90.2	$(36.6)	(41)%

(a)  “nm” means not meaningful.

The Kettle River—Buckhorn properties are located in Ferry County in the State of Washington.  Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2013 vs. 2012

Tonnes of ore mined in 2013 were 5% lower compared with 2012, primarily due to planned mine sequencing and the impact of seasonal flooding on mine access.  During 2013, gold equivalent ounces produced and sold decreased by 4% and 3%, respectively, compared with 2012, primarily due to a decrease in grades.  Gold equivalent ounces sold in 2013 exceeded production due to timing of shipments.

During 2013, metal sales decreased by 18% compared with 2012.  The decrease in metal prices realized accounted for 80% of the $45.7 million decrease, with the remainder attributable to a decrease in gold equivalent ounces sold.  Production cost of sales was 10% higher compared with 2012, primarily due to an increase in the cost of labour, reagents and fuel, partially offset by a decrease in gold equivalent ounces sold and lower contractor and maintenance costs.  Depreciation, depletion and amortization were 15% lower in 2013 compared with 2012, primarily due to a decrease in gold equivalent ounces sold.

19

Kupol (100% ownership and operator) — Russian Federation(a)

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000’s) (b)	1,492	1,260	232	18%
Tonnes processed (000’s)	1,435	1,299	136	10%
Grade (grams/tonne):
Gold	11.13	12.06	(0.93)	(8)%
Silver	132.13	169.59	(37.46)	(22)%
Recovery:
Gold	93.3%	93.5%	(0.2)%	(0)%
Silver	84.2%	85.4%	(1.2)%	(1)%
Gold equivalent ounces: (c)
Produced	550,188	578,252	(28,064)	(5)%
Sold	569,432	578,235	(8,803)	(2)%
Silver ounces:
Produced (000’s)	5,000	6,032	(1,032)	(17)%
Sold (000’s)	5,302	6,038	(736)	(12)%

Financial Data (in millions)
Metal sales	$775.1	$910.3	$(135.2)	(15)%
Production cost of sales	288.6	272.9	15.7	6%
Depreciation, depletion and amortization	102.7	107.7	(5.0)	(5)%
Impairment charges	30.5	—	30.5	100%
	353.3	529.7	(176.4)	(33)%
Exploration and business development	24.8	27.5	(2.7)	(10)%
Other	12.5	6.7	5.8	87%
Segment operating earnings	$316.0	$495.5	$(179.5)	(36)%

(a)         The Kupol segment includes the Kupol and Dvoinoye mines.

(b)         Includes 170,183 tonnes of ore mined from Dvoinoye during 2013 (2012 - nil).

(c)          “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2013 was 59.23:1 (2012 - 53.56:1).

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2013 vs. 2012

Tonnes of ore mined increased by 18% compared with 2012, primarily due to ore mined at Dvoinoye.  Tonnes of ore processed were 10% higher in 2013 compared with 2012 due to higher mill throughput on completion of the mill expansion.  Gold and silver grades decreased compared with 2012 as a result of mine sequencing at the Kupol mine, partially offset by higher grade ore from the Dvoinoye mine, which commenced commercial production in October 2013.  During 2013, gold equivalent ounces produced decreased by 5% compared with 2012, primarily due to lower grades at Kupol and a less favourable gold equivalent ratio, partially offset by an increase in tonnes of ore processed and higher grade ore from Dvoinoye.  Gold equivalent ounces sold decreased by 2% compared with 2012 due to a decrease in gold equivalent ounces produced and timing of shipments.

During 2013, metal sales decreased by 15% compared with 2012 as a result of a decrease in metal prices realized and gold equivalent ounces sold.  Production cost of sales were higher by 6% compared with 2012, primarily due to an increase in input costs such as labour, fuel, maintenance and freight, as well as an increase in consumption of inputs as a result of processing ore from Dvoinoye, partially offset by a decrease in gold equivalent ounces sold and lower royalty costs caused by the decrease in metal prices.  Depreciation, depletion and amortization were 5% lower compared with 2012, primarily due to a decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.  As at December 31, 2013, an impairment charge of $30.5 million was recorded to reduce the carrying value of inventory to its net realizable value.

20

Paracatu (100% ownership and operator) — Brazil

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	56,431	55,000	1,431	3%
Tonnes processed (000’s)	55,699	52,976	2,723	5%
Grade (grams/tonne)	0.38	0.38	—	0%
Recovery	75.8%	72.7%	3.1%	4%
Gold equivalent ounces:
Produced	500,380	466,709	33,671	7%
Sold	507,953	471,387	36,566	8%

Financial Data (in millions)
Metal sales	$710.1	$785.1	$(75.0)	(10)%
Production cost of sales	424.9	415.4	9.5	2%
Depreciation, depletion and amortization	110.2	85.3	24.9	29%
Impairment charges	65.5	—	65.5	100%
	109.5	284.4	(174.9)	(61)%
Exploration and business development	—	0.2	(0.2)	(100)%
Other	2.9	—	2.9	100%
Segment operating earnings	$106.6	$284.2	$(177.6)	(62)%

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. (“TVX”) on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2013 vs. 2012

Tonnes of ore mined in 2013 increased by 3% compared with 2012 due to planned mine sequencing.  Tonnes of ore processed were 5% higher compared with 2012, primarily as a result of an increase in processing capacity provided by the fourth ball mill.  Recoveries increased by 4% compared with 2012 due to various initiatives undertaken to increase operational efficiency.  During 2013, gold equivalent ounces produced increased by 7% compared with 2012, primarily due to an increase in tonnes processed and higher recoveries.  Gold equivalent ounces sold increased by 8% compared with 2012, primarily due to an increase in gold equivalent ounces produced and timing of shipments.

Metal sales decreased by 10% compared with 2012 due to a decrease in metal prices realized, partially offset by an increase in gold equivalent ounces sold.  Production cost of sales increased by 2% compared with 2012, primarily due to increases in gold equivalent ounces sold and maintenance related costs, and also due to increased consumption of inputs such as power and grinding media, as a result of the operation of the fourth ball mill, partially offset by a decrease in the cost of power.  Depreciation, depletion and amortization increased by 29% compared with 2012, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.

As at June 30, 2013, the Company recorded a goodwill impairment charge of $65.5 million, primarily due to the reduction in the Company’s estimates of future metal prices.

21

La Coipa (100% ownership and operator) — Chile

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000’s)	2,258	2,989	(731)	(24)%
Tonnes processed (000’s)	4,525	5,441	(916)	(17)%
Grade (grams/tonne):
Gold	0.90	0.75	0.15	20%
Silver	33.53	46.33	(12.80)	(28)%
Recovery:
Gold	84.6%	80.6%	4.0%	5%
Silver	59.4%	47.8%	11.6%	24%
Gold equivalent ounces: (a)
Produced	162,405	178,867	(16,462)	(9)%
Sold	174,548	175,212	(664)	(0)%
Silver ounces:
Produced (000’s)	2,906	3,882	(976)	(25)%
Sold (000’s)	3,120	3,920	(800)	(20)%

Financial Data (in millions):
Metal sales	$249.9	$288.6	$(38.7)	(13)%
Production cost of sales	142.2	167.6	(25.4)	(15)%
Depreciation, depletion and amortization	110.9	49.5	61.4	124%
Impairment charges	3.3	—	3.3	100%
	(6.5)	71.5	(78.0)	(109)%
Exploration and business development	9.7	5.5	4.2	76%
Other	18.7	0.4	18.3	nm
Segment operating earnings (loss)	$(34.9)	$65.6	$(100.5)	(153)%

(a)         “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2013 was 59.23:1 (2012 - 53.56:1).

(b)         “nm” means not meaningful.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003.  On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interests in two Canadian mines were sold and the remaining 50% interest in La Coipa was acquired.

2013 vs. 2012

At the end of October 2013, the Company suspended mining of the existing ore body at La Coipa and placed the mine on care and maintenance, and as a result, tonnes of ore mined and processed decreased by 24% and 17%, respectively, compared with 2012.  Gold grades increased by 20% compared with 2012, primarily due to higher grade pit ore from the Ladera Farellon and Can Can deposits being processed through the mill, partially offset by the processing of lower grade ore from stockpiles.  During 2013, gold and silver recoveries increased by 5% and 24%, respectively, compared with 2012, primarily due to better metallurgical characteristics of the ore processed.  Gold equivalent ounces produced in 2013 decreased by 9% compared with 2012 as a result of the suspension of mining activities at La Coipa, a decrease in silver grades and a less favourable gold equivalent ratio, partially offset by the higher recoveries and gold grades.  In 2013, gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales decreased by 13% compared with 2012, primarily as a result of a decrease in metal prices realized.  Production cost of sales decreased by 15% compared with 2012, primarily due to the suspension of mining at La Coipa, which resulted in a decrease in input costs such as contractor, energy, and maintenance.  During 2013, depreciation, depletion and amortization increased to $110.9 million from $49.5 million in 2012, primarily due to an increase in the depreciable asset base and a decline in mineral reserves at December 31, 2012.  As at June 30, 2013, an impairment charge of $3.3 million was recorded to reduce the carrying value of inventory to its net realizable value.  Other costs increased to $18.7 million in 2013 from $0.4 million in 2012, primarily due to care and maintenance and related administrative costs incurred by the Company as a result of the suspension of mining activities at La Coipa.

22

Maricunga (100% ownership and operator) — Chile

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000’s)	18,236	18,412	(176)	(1)%
Tonnes processed (000’s)	15,058	15,193	(135)	(1)%
Grade (grams/tonne)	0.60	0.64	(0.04)	(6)%
Gold equivalent ounces:
Produced	187,815	236,369	(48,554)	(21)%
Sold	192,537	237,294	(44,757)	(19)%

Financial Data (in millions)
Metal sales	$272.5	$395.0	$(122.5)	(31)%
Production cost of sales	225.3	184.8	40.5	22%
Depreciation, depletion and amortization	69.9	22.1	47.8	nm
Impairment charges	693.4	—	693.4	100%
	(716.1)	188.1	(904.2)	nm
Exploration and business development	0.1	0.8	(0.7)	(88)%
Other	(4.6)	8.4	(13.0)	(155)%
Segment operating earnings (loss)	$(711.6)	$178.9	$(890.5)	nm

(a)         Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)         “nm” means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema.

2013 vs. 2012

During 2013, grades decreased by 6% compared with 2012 as a result of planned mine sequencing, which involved processing lower grade ore as the bottom of the current phase is mined.  Gold equivalent ounces produced decreased by 21% in 2013 compared with 2012 due to planned decline in gold grades, a decrease in ounces recovered from the leach pad, and reduced efficiency of the Adsorption, Desorption and Recovery plant.  Gold equivalent ounces sold decreased by 19% compared with 2012 due to a decrease in gold equivalent ounces produced and timing of shipments.

Metal sales decreased by 31% compared with 2012.  The decrease in gold equivalent ounces sold accounted for 61% of the $122.5 million decrease, with the remainder attributable to a decrease in metal prices realized.  Production cost of sales were 22% higher compared with 2012, primarily due to higher costs incurred in processing lower grade ore, higher royalty costs, and increases in labour costs due to maintenance services being performed internally rather than through contractors, partially offset by a decrease in gold equivalent ounces sold, lower contractor costs, and lower cyanide costs due to the operation of the Sulphidization, Acidification, Recycling and Thickening (“SART”) plant in 2013.  Depreciation, depletion and amortization increased to $69.9 million in 2013, from $22.1 million in 2012 due to a decrease in the applicable mineral reserve base as at December 31, 2012 and an increase in the depreciable asset base.

As at June 30, 2013, the Company recorded impairment charges of $203.3 million, comprised of $175.9 million related to goodwill and $27.4 million related to property, plant and equipment. The non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.

In addition, as at December 31, 2013, the Company recorded impairment charges of $490.1 million, comprised of $425.2 million related to property, plant and equipment that was recognized as a result of the annual assessment of the carrying value of its CGUs, and $64.9 million related to inventory to reduce its carrying value to net realizable value.  The non-cash impairment charge related to property, plant and equipment was mainly a result of changes to the life of mine plan and a corresponding reduction in mineral reserves.

23

Tasiast (100% ownership and operator) — Mauritania

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	26,885	23,578	3,307	14%
Tonnes processed (000’s) (a)	16,890	13,600	3,290	24%
Grade (grams/tonne) (b)	1.99	1.57	0.42	27%
Recovery (b)	92.0%	89.0%	3.0%	3%
Gold equivalent ounces:
Produced	247,818	185,334	62,484	34%
Sold	244,954	179,568	65,386	36%

Financial Data (in millions)
Metal sales	$344.5	$297.0	$47.5	16%
Production cost of sales	256.7	159.7	97.0	61%
Depreciation, depletion and amortization	93.8	75.4	18.4	24%
Impairment charges	1,488.1	3,416.3	(1,928.2)	(56)%
	(1,494.1)	(3,354.4)	1,860.3	55%
Exploration and business development	30.0	74.6	(44.6)	(60)%
Other	51.3	37.8	13.5	36%
Segment operating loss	$(1,575.4)	$(3,466.8)	$1,891.4	(55)%

(a)         Includes 14,386,000 tonnes placed on the dump leach pad during 2013 (2012 - 11,047,000 tonnes).

(b)         Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.41 grams per tonne during 2013 (2012 - 0.53 grams per tonne). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”).  The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

2013 vs. 2012

Tonnes of ore mined increased by 14% compared with 2012 as a result of planned mine sequencing and ongoing mobile equipment ramp up.  During 2013, tonnes of ore processed increased by 24% compared with 2012, primarily due to an increase in tonnes placed on the dump leach pad due to an expansion in dump leach capacity.  Mill grades increased by 27% compared with 2012 due to mine sequencing.  Gold equivalent ounces produced increased by 34% compared with 2012, primarily due to an increase in ounces recovered from the dump leach pad and completion of additional dump leach pads as well as due to higher mill grades and recoveries.

Metal sales increased by 16% compared with 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased to $256.7 million in 2013 from $159.7 million in 2012, primarily due to an increase in gold equivalent ounces sold and higher labour, contractor, consumable and energy costs driven by an increase in mining and dump leach activity.  Depreciation, depletion and amortization increased by 24% compared with 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in the depreciable asset base resulting from the impairments recognized at June 30, 2013 and December 31, 2012.  Exploration and business development costs decreased by 60% compared with 2012 due to a decrease in exploration activity.

As at June 30, 2013, the Company recorded impairment charges of $1,441.0 million, comprised of $1,409.2 million related to property, plant and equipment and $31.8 million related to inventory.  The non-cash impairment charge for property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices, and was also impacted by the deferral of potential construction and production at Tasiast.  The impairment charge of $31.8 million for inventory was recorded to reduce the carrying value of inventory to its net realizable value.  In addition, as at December 31, 2013, an impairment charge of $47.1 million was recorded to reduce the carrying value of inventory to its net realizable value.  During 2012, the Company recorded impairment charges at Tasiast aggregating $3,416.3 million, comprised of $2,130.3 million related to goodwill and $1,286.0 million related to property, plant and

24

equipment.  The resulting non-cash charge recognized in 2012 was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs.

25

Chirano (90% ownership and operator) — Ghana

	Years ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000’s) (a)	3,786	4,728	(942)	(20)%
Tonnes processed (000’s) (a)	3,360	3,381	(21)	(1)%
Grade (grams/tonne)	2.71	2.91	(0.20)	(7)%
Recovery	93.8%	93.0%	0.8%	1%
Gold equivalent ounces: (a)
Produced	275,402	293,235	(17,833)	(6)%
Sold	278,171	298,651	(20,480)	(7)%
Financial Data (in millions)
Metal sales	$387.8	$497.7	$(109.9)	(22)%
Production cost of sales	211.7	215.3	(3.6)	(2)%
Depreciation, depletion and amortization	144.1	163.3	(19.2)	(12)%
Impairment charges	359.8	111.3	248.5	nm
	(327.8)	7.8	(335.6)	nm
Exploration and business development	10.2	9.5	0.7	7%
Other	6.4	6.6	(0.2)	(3)%
Segment operating loss	$(344.4)	$(8.3)	$(336.1)	nm

(a)         Tonnes of ore mined/processed, production and sales represents 100% for all periods.

(b)         “nm” means not meaningful.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back.  Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana’s second largest city.  A 10% carried interest is held by the government of Ghana.

2013 vs. 2012

Tonnes of ore mined decreased by 20% compared with 2012 as a result of planned reduction in open pit mining activity, partially offset by tonnes mined from the Paboase and Akwaaba underground deposits.  Grades decreased by 7% compared with 2012, primarily due to planned mine sequencing in Akwaaba.  Gold equivalent ounces produced decreased by 6% compared with 2012, primarily due to the decrease in grades and tonnes processed, partially offset by a slight increase in recoveries.  Gold equivalent ounces sold decreased by 7% compared with 2012 due to a decrease in gold equivalent ounces produced and timing of shipments.

Metal sales decreased by 22% compared with 2012 due to a decrease in gold equivalent ounces sold and metal prices realized.  Production cost of sales were lower by 2% compared with 2012, primarily due to a decrease in gold equivalent ounces sold, lower royalties, and lower fuel and contractor costs as a result of the transition to owner mining, partially offset by higher labour and power costs.  Depreciation, depletion and amortization decreased by 12% compared with 2012, mainly due to a decrease in gold equivalent ounces sold and differences in the depreciable asset base relating to the mine sequencing described above.

As at June 30, 2013, the Company recorded a goodwill impairment charge of $359.8 million, primarily due to the reduction in the Company’s estimates of future metal prices.

26

Discontinued operations

Fruta del Norte

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

The results of FDN for the years ended December 31, 2013 and 2012 were as follows:

	Years ended December 31,
	2013	2012
Results of discontinued operation
Revenues	$—	$—
Expenses	736.3	2.3
Loss before tax	(736.3)	(2.3)
Income tax (expense) recovery	6.2	(0.3)
Loss from discontinued operation after tax	$(730.1)	$(2.6)
Loss per share from discontinued operation attributable to common shareholders
Basic	$(0.64)	$(0.00)
Diluted	$(0.64)	$(0.00)

Kinross’ decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013, which was included in expenses and reflected a write-down of the Company’s carrying value of the FDN project of $714.7 million, and $5.3 million of severance and other closure costs.

Crixás

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine, to a subsidiary of AngloGold Ashanti Ltd.  The sale closed on June 28, 2012 and Crixás was reclassified as a discontinued operation in the comparative period.  The gross proceeds of the sale totaled $220.0 million.  Net earnings from Crixás up to the date of disposal were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

	Years ended December 31,
	2013	2012
Results of discontinued operation
Revenues	$—	$53.7
Expenses	—	37.2
Earnings before tax	—	16.5
Income tax expense	—	(6.4)
Net earnings before disposal	$—	$10.1
Gain on sale of discontinued operation	—	96.2
Income tax on sale of discontinued operation	—	(62.4)
Earnings from discontinued operation after tax	$—	$43.9
Earnings per share from discontinued operation attributable to common shareholders
Basic	$—	$0.04
Diluted	$—	$0.04

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Impairment charges

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
Goodwill (i)	$828.7	$2,241.6	$(1,412.9)	(63)%
Property, plant and equipment (i)	2,163.3	1,286.0	877.3	68%
Inventory (ii)	177.6	—	177.6	100%
Impairment charges	$3,169.6	$3,527.6	$(358.0)	(10)%

i.                                         Goodwill and property, plant and equipment

As at December 31, 2013, the Company recorded an after-tax impairment charge of $544.8 million, upon completion of its annual assessment of the carrying value of its CGUs.  The impairment charge included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca, a non-operating asset in Chile.  The non-cash impairment charge at Maricunga was mainly a result of changes to the life of mine plan and a corresponding reduction in reserves.

As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment and performed an impairment assessment to determine the recoverable amount of its CGUs.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.  As a result of the impairment assessment at June 30, 2013, the Company recorded an after-tax non-cash impairment charge of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and asset and goodwill impairment aggregating $954.6 million at several other CGUs.  The property, plant and equipment impairment charges were net of a tax recovery of $108.7 million.  The impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

The following table summarizes the goodwill and property, plant and equipment impairment charges, and the related tax recovery, recognized as at June 30, 2013:

		Property, plant and		Total after-tax
CGU	Goodwill	equipment	Tax recovery	impairment
Round Mountain	$58.7	$118.7	$(28.5)	$148.9
Paracatu	65.5	—	—	65.5
Maricunga	175.9	27.4	(5.7)	197.6
Tasiast	—	1,409.2	(74.5)	1,334.7
Chirano	359.8	—	—	359.8
Lobo-Marte	—	182.8	—	182.8
Total	$659.9	$1,738.1	$(108.7)	$2,289.3

Also as a result of the impairment assessment at June 30, 2013, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale.  This charge was recognized in other income (expense).

The significant estimates and assumptions used in the above mentioned impairment assessments are disclosed in Note 3 to the financial statements.

In addition, at June 30, 2013, the Company wrote off the carrying value of its FDN asset of $720.0 million, which was entirely related to property, plant and equipment.  FDN was reclassified as a discontinued operation.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

As at December 31, 2012, upon completion of the annual assessment of the carrying value of its CGUs, the Company recorded after-tax non-cash impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million at Tasiast and $111.3 million at Chirano.  The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and $964.5 million related to property, plant and equipment, net of a tax recovery of $321.5 million.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill

28

model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs.  The impairment charge at Chirano related entirely to goodwill.

ii.                                     Inventory

As at December 31, 2013 an impairment charge of $142.5 million was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.  As at June 30, 2013 an impairment charge of $35.1 million was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.  No impairment charges related to inventory were recorded as at December 31, 2012.

Exploration and business development

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
Exploration and business development	$147.1	$229.8	$(82.7)	(36)%

Exploration and business development expenses were $147.1 million, compared with $229.8 million for 2012.  Of the total exploration and business development expense, expenditures on exploration totaled $111.5 million for 2013 compared with $168.8 million for 2012, with the decrease primarily due to reduced exploration activity.  During 2013, capitalized exploration expenses, including capitalized evaluation expenditures, totaled $6.2 million compared with $30.9 million for the same period in 2012.  Business and development costs decreased to $35.6 million in 2013 from $61.0 million in 2012 due to cost reduction initiatives.

Kinross was active on more than 35 mine sites, near-mine and greenfield initiatives during 2013, with a total of 272,131 metres drilled.

General and administrative

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
General and administrative	$176.6	$179.1	$(2.5)	(1)%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

General and administrative costs decreased marginally from $179.1 million in 2012 to $176.6 million in 2013, primarily due to lower employee related costs.

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Other income (expense) — net

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change (a)

Gains (losses) on sale of other assets - net	$(1.1)	$7.2	$(8.3)	(115)%
Impairment of investments	(240.3)	(24.3)	(216.0)	nm
Foreign exchange losses	(21.9)	(6.8)	(15.1)	nm
Net non-hedge derivative gains	2.6	18.0	(15.4)	(86)%
Other income (expense)	1.6	(0.9)	2.5	nm
	$(259.1)	$(6.8)	$(252.3)	nm

(a) “nm” means not meaningful.

During 2013, other income (expense) increased to an expense of $259.1 million from an expense of $6.8 million in 2012.  The discussion below details the significant changes in other income (expense) for 2013 compared with 2012.

Gains (losses) on sale of other assets — net

In 2013, the Company recorded a net loss of $1.1 million on the sale of other assets compared with a net gain of $7.2 million in 2012.  The net gain in 2012 of $7.2 million was primarily due to gains of $6.3 million realized on the disposition of certain of its available-for-sale investments.

Impairment of investments

During 2013, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale as a result of the impairment assessment performed as at June 30, 2013.  The Company also recognized impairment charges of $21.3 million on certain of its available-for-sale investments in 2013 compared with $24.3 million recognized in 2012 due to a significant or prolonged decline in their fair values.

Foreign exchange losses

During 2013, foreign exchange losses were $21.9 million compared with losses of $6.8 million in 2012.  The foreign exchange loss of $21.9 million during 2013 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian cedi and Mauritanian ouguiya at December 31, 2013 relative to December 31, 2012.

The foreign exchange loss of $6.8 million for 2012 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Brazilian real at December 31, 2012 relative to December 31, 2011, offset partially by the weakening of the U.S. dollar against the Russian rouble, Chilean peso and Canadian dollar during this period.

Net non-hedge derivative gains

Net non-hedge derivative gains decreased to a gain of $2.6 million in 2013 from a gain of $18.0 million in 2012.

The net non-hedge derivative gains in 2013 were primarily due to hedge accounting related adjustments.  In 2012, the net non-hedge derivative gains were primarily due to fair value adjustments related to the embedded derivatives on the Canadian dollar denominated common share purchase warrants and the convertible senior notes.

Finance expense

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
Finance expense	$42.8	$42.0	$0.8	2%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

During 2013, finance expense increased slightly by $0.8 million compared with 2012, primarily due to an increase in accretion expense on reclamation and remediation obligations.

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Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

For continuing operations, income tax expense for 2013 was $72.4 million compared with an income tax expense of $259.4 million for 2012.  The $72.4 million tax expense in 2013 included a $174.6 million tax recovery, due to a re-measurement of deferred tax liabilities in respect of impairment charges.  The tax expense of $259.4 million for 2012 included a $321.5 million recovery, due to a re-measurement of deferred tax liabilities in respect of impairment charges, and a $116.5 million expense related to a re-measurement of deferred tax liabilities, as a result of increases in the income tax rate in Ghana and Chile in that year.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, such as impairment charges and re-measurements of the deferred tax liability due to increases in corporate income tax rates, the Company’s adjusted effective tax rate was 34.8% in 2013, compared with 31.7% in 2012.  The increase in the Company’s adjusted effective tax rate was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross’ combined federal and provincial statutory tax rate for both 2013 and 2012 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

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6.              LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,		2013 vs. 2012
(in millions)	2013	2012 (a)	Change	% Change (b)
Cash flow
Of continuing operations provided from operating activities	$796.6	$1,317.3	$(520.7)	(40)%
Of continuing operations used in investing activities	(1,031.1)	(2,269.6)	1,238.5	55%
Of continuing operations provided from (used in) financing activities	(615.5)	774.8	(1,390.3)	(179)%
Of discontinued operations	(36.2)	85.0	(121.2)	(143)%
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(12.0)	0.4	(12.4)	nm
Decrease in cash and cash equivalents	(898.2)	(92.1)	(806.1)	nm
Cash and cash equivalents, beginning of period	1,632.7	1,724.8	(92.1)	(5)%
Cash and cash equivalents, end of period	$734.5	$1,632.7	$(898.2)	(55)%

(a) On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(b) “nm” means not meaningful.

Cash and cash equivalent balances decreased by $898.2 million in 2013 compared with a decrease of $92.1 million in 2012.  Detailed discussions regarding cash flow movements are noted below.

Operating Activities from Continuing Operations

2013 vs. 2012

Net cash flow of continuing operations provided from operating activities decreased by $520.7 million in 2013 compared with 2012.  The decrease in cash flows was primarily due to a decrease in metal sales and less favourable working capital changes, partially offset by a decrease in exploration and business development costs.

Investing Activities from Continuing Operations

2013 vs. 2012

Cash used in investing activities of continuing operations was $1,031.1 million compared with $2,269.6 million in 2012.  The primary use of cash in 2013 was for investment in property, plant and equipment of $1,262.4 million and additions to long-term investments and other assets of $131.2 million, partially offset by the disposal of short-term investments of $349.8 million.  The primary use of cash in 2012 was for investment in property, plant and equipment of $1,858.3 million, additions to long-term investments and other assets of $68.5 million and additions to short-term investments of $348.7 million.

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The following table presents a breakdown of capital expenditures from continuing operations on a cash basis:

	Year ended December 31,		2013 vs. 2012
(in millions)	2013	2012	Change	% Change
Operating segments
Fort Knox	$135.3	$114.7	$20.6	18%
Round Mountain	63.1	66.2	(3.1)	(5)%
Kettle River - Buckhorn	8.6	9.4	(0.8)	(9)%
Kupol (a)	108.9	163.9	(55.0)	(34)%
Paracatu	150.1	284.5	(134.4)	(47)%
Maricunga	57.8	120.7	(62.9)	(52)%
La Coipa	11.0	70.6	(59.6)	(84)%
Tasiast	609.2	866.2	(257.0)	(30)%
Chirano	96.1	100.3	(4.2)	(4)%
Non-operating segments
Corporate and Other (b)	22.3	61.8	(39.5)	(64)%
Total	$1,262.4	$1,858.3	$(595.9)	(32)%

(a)  Includes $28.6 million of capital expenditures at Dvoinoye during 2013 (2012 - $119.8 million).

(b) “Corporate and Other” includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

Capital expenditures for 2013 decreased by $595.9 million compared with 2012.  The decreases in capital expenditures were primarily a result of the initiatives taken by the Company under its Way Forward strategy to identify savings and maximize cash flows.  In 2013, the Company reduced spending at Dvoinoye on completion of the mine, at Paracatu due to the completion of the fourth ball mill, desulphurization and flash flotation projects in 2012, at Maricunga due to the completion of the SART plant in 2012, and at La Coipa and Lobo-Marte.  The change in the level of capital expenditures at Tasiast was primarily due to a decrease in expenditures on the Tasiast expansion project.  The increase in capital expenditures at Fort Knox was primarily due to the acquisition of haulage equipment.

Financing Activities from Continuing Operations

2013 vs. 2012

Net cash flow of continuing operations used in financing activities was $615.5 million compared with cash flow of continuing operations provided from financing activities of $774.8 million in 2012.  During 2013, the Company repaid debt of $523.3 million, of which $460.0 million was related to the repurchase of the convertible senior notes and $60.0 million was related to the periodic repayments on the Kupol loan.  In addition, $91.3 million of dividends were paid during 2013.  During 2012, the Company received $1,541.1 million of proceeds from debt, of which $996.1 million was related to the unsecured $1,000.0 million term loan completed in August 2012, partially offset by a repayment of debt of $577.3 million and dividends paid of $182.3 million.

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Balance Sheet

	As at December 31,
(in millions)	2013	2012	2011(d)
Cash and cash equivalents and short-term investments	$734.5	$1,982.5	$1,767.3
Current assets	$2,405.8	$3,591.4	$3,117.8
Total assets	$10,286.7	$14,882.6	$16,508.8
Current liabilities, including current portion of long-term debt	$712.9	$1,309.6	$795.7
Total long-term financial liabilities(a)	$2,757.5	$2,847.3	$2,230.2

Total debt, including current portion	$2,119.6	$2,632.6	$1,633.1
Total liabilities	$4,196.8	$4,956.9	$4,038.1
Common shareholders’ equity	$6,014.0	$9,850.2	$12,390.4
Non-controlling interest	$75.9	$75.5	$80.3
Statistics
Working capital (b)	$1,692.9	$2,281.8	$2,322.1
Working capital ratio (c)
	3.37:1	2.74:1	3.92:1

(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.

(b) Calculated as current assets less current liabilities.

(c) Calculated as current assets divided by current liabilities.

(d) 2011 information has not been recast for IFRS 11, which was adopted on January 1, 2013.

At December 31, 2013, Kinross had cash and cash equivalents and short-term investments of $734.5 million, a decrease of $1,248.0 million from the balance as at December 31, 2012, primarily due to the Company’s repurchase of its convertible senior notes totaling $460.0 million and cash flows used in the purchase of property, plant and equipment of $1,262.4 million.  Current assets decreased to $2,405.8 million, mainly due to the decrease in cash and cash equivalents and short-term investments.  Total assets decreased by $4,595.9 million to $10,286.7 million, primarily due to the recognition of impairment charges of $2,992.0 million related to goodwill and property, plant and equipment, $720.0 million related to the write-down of the Company’s net carrying value of FDN as a result of its decision to cease development of FDN, and the decrease in cash and cash equivalents and short-term investments, partially offset by additions to property, plant and equipment.  Current liabilities decreased to $712.9 million as a result of a decrease in the current portion of long-term debt reflecting the Company’s repurchase of the convertible senior notes.  Total debt decreased to $2,119.6 million, primarily due to the repurchase of the convertible senior notes and the periodic repayments made on the Kupol loan.

At December 31, 2012, Kinross had cash and cash equivalents and short-term investments of $1,982.5 million, an increase of $215.2 million from the balance as at December 31, 2011, primarily due to proceeds received from the issuance of the term loan and the sale of its interest in Crixás.  Current assets increased to $3,591.4 million, mainly due to an increase in short-term investments.  Total assets decreased by $1,626.2 million to $14,882.6 million, primarily due to impairment charges of $3,527.6 million, partially offset by the increase in short-term investments and additions to property, plant and equipment.  Current liabilities increased to $1,309.6 million, mainly due to an increase in the current portion of long-term debt reflecting the reclassification of the convertible senior notes.  Total debt, including the convertible senior notes, increased to $2,632.6 million, mainly due to the $1,000.0 million term loan completed in August 2012.

To help achieve the Company’s objective of maintaining a strong balance sheet and liquidity position in the current volatile gold price environment, the Board of Directors suspended the payment of the semi-annual dividend on July 31, 2013.  Future decisions regarding the dividend will be based on a number of factors, including market conditions, balance sheet strength and liquidity, operational performance, and the impact of ongoing cost reduction measures.

On February 13, 2013, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 21, 2013.

On August 8, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on September 21, 2012.

On February 15, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 23, 2012.

34

On August 10, 2011, the Board of Directors declared a dividend of $0.06 per common share to the shareholders of record on September 23, 2011.

On February 16, 2011, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2011.

As of February 11, 2014, there were 1,143.5 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 14.3 million share purchase options outstanding under its share option plan and 25.8 million common share purchase warrants outstanding (convertible to 25.8 million Kinross shares).

Financings and Credit Facilities

Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars, paying interest semi-annually at a rate of 1.75% per annum.  The convertible senior notes were redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible senior notes had the right to require Kinross to repurchase the convertible senior notes on March 15, 2013, 2018 and 2023.  The repurchase price was equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any.  On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible notes in the amount of $5.4 million.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015.  Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively.  The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any.  The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved.  Land, plant and equipment with a carrying amount of $154.7 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan.

As at December 31, 2013, cash of $34.0 million (December 31, 2012 - $34.0 million) was restricted for payments related to the loan.

35

Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.  As at December 31, 2013, the Company had utilized $31.9 million (December 31, 2012 — $35.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2013, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  As a result, the interest rate swaps only hedge the term loan’s interest rate exposure until the original maturity of August 2015.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at December 31, 2013.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River—Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at December 31, 2013, $164.1 million (December 31, 2012 - $164.1 million) was utilized under this facility.

In addition, at December 31, 2013, the Company had approximately $42.0 million (December 31, 2012 - $44.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2013 and December 31, 2012, $nil was outstanding under such borrowings.

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The following table outlines the credit facility utilization and availability:

	As at December 31,
(in millions)	2013	2012
Utilization of revolving credit facility	$(31.9)	$(35.1)
Utilization of EDC facility	(164.1)	(164.1)
Borrowings	$(196.0)	$(199.2)

Available under revolving credit facility	$1,468.1	$1,464.9
Available under EDC credit facility	35.9	35.9
Available credit	$1,504.0	$1,500.8

Total debt of $2,119.6 million at December 31, 2013 consists of $985.4 million for the senior notes, $996.0 million for the corporate term loan, and $138.2 million for the Kupol loan.  The current portion of long-term debt is $60.0 million at December 31, 2013.

Liquidity Outlook

In 2014, the Company expects to repay $60.0 million of debt in cash.

We believe that the Company’s existing cash and cash equivalents balance of $734.5 million, available credit of $1,504.0 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments of $60.0 million for the next 12 months, and reclamation and remediation obligations currently estimated for the next 12 months.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2013:

(in millions)	Total	2014	2015	2016	2017	2018	2019 and thereafter
Long-term debt obligations (a)	$2,140.0	$60.0	$60.0	$270.0	$1,000.0	$—	$750.0
Operating lease obligations	45.1	12.0	9.2	7.3	7.3	6.2	3.1
Purchase obligations (b)	255.2	252.2	2.6	0.2	0.1	0.1	—
Reclamation and remediation obligations	1,307.2	19.3	17.9	89.2	28.0	36.6	1,116.2
Interest and other fees (a)	824.6	86.4	81.7	76.8	61.1	46.3	472.3
Derivative liabilities - net	49.6	36.2	13.4	—	—	—	—
Total	$4,621.7	$466.1	$184.8	$443.5	$1,096.5	$89.2	$2,341.6

(a) Debt repayments are based on amounts due pursuant to the terms of the loan agreements. Projected interest payments on variable rate debt are based on interest rates in effect on December 31, 2013.

(b) Includes both capital and operating commitments, of which $68.6 million relates to commitments for capital expenditures.

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The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2013:

	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	302.9	88.0	390.9
Average price	2.17	2.34	2.21
Chilean peso forward buy contracts
(in millions of U.S. dollars)	73.0	—	73.0
Average price	532.70	—	532.70
Russian rouble forward buy contracts
(in millions of U.S. dollars)	48.0	48.0	96.0
Average price	34.69	35.88	35.28
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	111.6	—	111.6
Average price	1.04	—	1.04

Energy
Oil swap contracts (barrels)	175,000	100,000	275,000
Average price	88.78	86.64	88.00
Diesel swap contracts (gallons)	2,520,000	—	2,520,000
Average price	2.83	—	2.83
Gasoil swap contracts (tonnes)	16,104	—	16,104
Average price	864.00	—	864.00

The following new forward buy derivative contracts were engaged during the year ended December 31, 2013:

•      $40.0 million Chilean pesos at an average rate of 515.50 maturing in 2014

•      $63.6 million Canadian dollars at an average rate of 1.04 maturing in 2014

•      $23.0 million Russian roubles at an average rate of 35.69 maturing in 2015

•      $80.4 million Brazilian reais at an average rate of 2.21 maturing in 2014

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  As a result, the interest rate swaps only hedge the term loan’s interest rate exposure until the original maturity of August 2015.

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Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2013	2012
Asset (liability)
Interest rate swaps	$(2.9)	$(2.7)
Foreign currency forward contracts	(48.9)	(7.3)
Energy swap contracts	2.7	2.5
Total return swap	(0.5)	(0.2)
Canadian dollar denominated common share purchase warrant liability	—	(0.2)
Convertible senior notes - conversion option	—	—
	$(49.6)	$(7.9)

Contingent Liability

The Company is obligated to pay $20.0 million to Barrick Gold Corporation if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to the defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the defendants filed a reply on May 1, 2013.  On June 6, 2013 the Court issued an opinion and order denying the defendants’ motion for reconsideration.  On July 8, 2013 the defendants filed their answer to the Amended U.S. Complaint.  The parties are now in the fact discovery phase of litigation, which includes the production of information and documents (which was substantially completed on January 10, 2014), and later the oral depositions of witnesses.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporationet al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial

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Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiffs’ leave and certification motions was held from October 22—24, 2013. On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs have appealed the Order of the Ontario Court.  The appeals on the certification and leave motions have been consolidated and will both be heard by the Ontario Court of Appeal.  Kinross currently expects that appeal will be heard within 12 months. Presently, and subject to the outcome of any appeal, as a result of the Ontario Court’s decision, the only claim that remains is an individual claim, not a class proceeding by the Trustees of the Musicians’ Pension Fund of Canada, asserting common law negligent misrepresentations.  Kinross believes that the remaining individual claim is without merit and intends to vigorously defend against it.

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7.              SUMMARY OF QUARTERLY INFORMATION

	2013				2012 (a)
(in millions, except per share amounts)	Q4	Q3	Q2	Q1 (a)	Q4	Q3	Q2	Q1
Metal sales	$877.1	$876.3	$968.0	$1,058.1	$1,186.9	$1,109.7	$1,005.6	$1,005.1
Net earnings (loss) from continuing operations attributable to common shareholders	$(740.0)	$46.9	$(2,481.9)	$162.4	$(2,984.9)	$226.2	$113.9	$98.6
Net earnings (loss) from discontinued operations after-tax	$(2.1)	$(5.0)	$(721.1)	$(1.9)	$(4.2)	$(1.3)	$39.7	$7.1
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(0.65)	$0.04	$(2.17)	$0.14	$(2.62)	$0.20	$0.10	$0.09
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(0.65)	$0.04	$(2.17)	$0.14	$(2.62)	$0.20	$0.10	$0.09
Net cash flow of continuing operations provided from operating activities	$187.2	$137.7	$106.4	$365.3	$487.4	$368.7	$79.1	$382.1

(a) On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.  During the fourth quarter of 2013, revenue from continuing operations decreased to $877.1 million compared with $1,186.9 million during the same period in 2012, primarily due to the decrease in the average gold price realized to $1,268 per ounce compared with $1,707 per ounce realized during the fourth quarter of 2012.  In addition, gold equivalent ounces sold decreased to 691,300 in the fourth quarter of 2013 compared with 695,934 during the same period in 2012.

During the fourth quarter of 2013, production cost of sales increased by 11% to $528.4 million compared with $477.6 million in the same period of 2012, mainly due to an increase in input costs at various sites.

Additionally, fluctuations in the foreign exchange rates have affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

In the fourth quarter of 2013, the Company recorded after-tax impairment charges of $544.8 million, which included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca.

During the second quarter of 2013, the Company recognized impairment charges of $2,289.3 million at several of its CGUs, net of a tax recovery of $108.7 million.

Also in the second quarter of 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms, which balanced the interests of all stakeholders.  Kinross’ decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013.

In the fourth quarter of 2012, the Company recorded impairment charges at its Tasiast and Chirano CGUs totaling $3,206.1 million, net of a tax recovery of $321.5 million.  In the fourth quarter of 2011, the Company recorded goodwill impairment charges at its Tasiast and Chirano CGUs totaling $2,937.6 million.

In the second quarter of 2012, the Company sold its 50% interest in the Crixás gold mine to a subsidiary of AngloGold for gross proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.

Operating cash flows decreased to $187.2 million in the fourth quarter of 2013, compared with $487.4 million in the same period of 2012, primarily due to a decrease in metal sales and less favourable working capital changes.

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8.              DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting.  In making this assessment, management used the Internal Controls - Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at December 31, 2013.  During 2013, Kupol converted to a new ERP system.  The ERP system conversion has not resulted in any significant changes in internal controls during the year ended December 31, 2013.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

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9.              CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 3 to the financial statements.  The preparation of the Company’s financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.  The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data.  The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable minerals reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value.  The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.  The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events.  The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates.  Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of Goodwill and Other Assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment.  The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations.  The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance.  Changes in any of the assumptions or estimates used in determining the

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fair value of goodwill or other assets could impact the impairment analysis.  Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”).  Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad.  Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery.  Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates.  The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered.  The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates.  There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads.  There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available.  Mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.  The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation.  The actual future expenditures may differ from the amounts currently provided.

Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable.  Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit.  To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

In addition, the Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation.  There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur.  The assessment of such contingencies involves the use of significant judgment and estimates.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

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Accounting changes and recent accounting pronouncements

Accounting changes

The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) as of January 1, 2013.

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining.  When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”.  When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

There was no significant impact on the Company’s financial statements upon adoption of IFRIC 20 on January 1, 2013.

Consolidation and related standards

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation — Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated.  Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  There was no impact on the Company’s financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10.  There was no impact on the Company’s financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities — Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture.  For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof.  For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method.  The application of the equity method did not change as a result of this amendment.

The Company’s adoption of IFRS 11 and IAS 28 (2011) on January 1, 2013 resulted in the following impacts to the Company’s financial statements:

•                  The Company classified its interest in Round Mountain as a joint operation, and continued to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;

•                  The Company classified its interest in Sociedad Contractual Minera Puren (“Puren”, which was included in the La Coipa segment) as a joint venture, and accounted for it using the equity method of accounting and no longer applied proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively;

•                  The Company classified its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and accounted for it using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively.  The results of Crixás have been presented separately as a discontinued operation as of June 28, 2012; and,

•                  The consolidated balance sheet and the consolidated statements of operations and cash flows for comparative periods have been recast, with the impact summarized in Note 4 of the financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities.  This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the

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nature of, and risks associated with an entity’s interests in other entities.  As a result of adopting IFRS 12, the Company provided additional disclosures in Note 9 of the financial statements.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.  This standard also requires additional disclosure about fair value measurement.  As a result of adopting IFRS 13, the Company provided additional disclosures in Note 10 of the financial statements.  There were no other impacts on the financial statements on adoption of this standard.

Recent Accounting Pronouncements

Financial instruments

In October 2010, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”.  The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management, as well as enhancements to the disclosures about hedge accounting and risk management. Additionally as the impairment guidance in IFRS 9, as well as certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015, has been removed.  Entities may apply IFRS 9 before the IASB completes the amendments, but are not required to.  The Company will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

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10.       RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross.  Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible.  For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2012, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2013, which will be filed on SEDAR.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver.  Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross.  The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical.  Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures.  If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.  The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal.  Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2013, the Company’s average gold price realized from continuing operations decreased to $1,402 per ounce from $1,643 per ounce in 2012.  If the world market price of gold and/or silver continued to drop and the prices realized by Kinross on gold and/or silver sales were to decrease further and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected.  In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations.  Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.  Furthermore, certain of Kinross’ mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross’ control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge.  While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage.  The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests.  Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material.  While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage.  There are also risks against which Kinross cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards.  In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

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Environmental Risks

Kinross’ mining and processing operations and exploration activities in the United States, the Russian Federation, Brazil, Chile, Mauritania, Ghana and Canada are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters.  New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties.  Compliance with these laws and regulations requires significant expenditures and increases Kinross’ mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates.  Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards.  In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation.  Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities.  Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production.  Environmental liability may result from mining activities conducted by others prior to Kinross’ ownership of a property.  To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross.  Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.  Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of gold may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production.  Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2013, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserves.  Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable mineral reserves.  The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

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Kinross’ future plans rely on mine development projects, which involve significant uncertainties

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations.  Kinross is dependent on future growth from development projects.  Current potential development projects include, expansion at Tasiast, potential development opportunities at Fort Knox, La Coipa Phase 7, and development and expansion opportunities at Kupol and Dvoinoye.  Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices.  Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits.  Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic to complete.  Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project.  The timeline to obtain these government approvals is often beyond the control of Kinross.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations.  Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns.  Kinross’ actual costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; short term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes.  Operating costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, cost of commodities and other inputs, general inflationary pressures and currency exchange rates.  Many of these factors are beyond Kinross’ control.  No assurance can be given that Kinross’ cost estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment (including parts) to conduct its mining operations and development projects.  A shortage of such input commodities or equipment or a significant increase in their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production.  The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile.  Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control.  An increase in the cost, or decrease in the availability, of input commodities or equipment may affect the timely conduct and cost of Kinross’ operations and development projects.  If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

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Political, Economic and Legislative Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Canada, Brazil, Chile, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources.  Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation.  Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time.  Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country.  As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation.  Certain currency conversion risks exist in the Russian economy.  Russian legislation currently permits the conversion of rouble revenues into foreign currency.  Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Kinross’ decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013. The Company does not anticipate further significant impacts on its financial condition as result of this decision; however, this is dependent on a number of factors both known and unknown. Such factors include, but are not limited to: the Company’s ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully completing an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities.  However, such licenses and permits are subject to challenge and change in various circumstances.  There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations and permits at all times.

The Federal Public Attorney (“FPA”) in Brazil filed a lawsuit relating to alleged rights of Quilombola peoples in connection with certain lands being used to construct the Eustaquio tailings facility at Paracatu.  As part of the lawsuit, the FPA had applied for an injunction seeking to enjoin the issuance by the state authority of the permit to operate the Eustaquio tailings facility.  The FPA’s injunction was denied, the permit to operate was issued and the Eustaquio tailings facility has been operating since July 2012.  In December, 2013 and January of 2014, the trial court judge issued decisions denying the FPA’s claim; however, the FPA can still appeal such decisions.  If the FPA were to appeal, the Company would continue to vigorously oppose the lawsuit and believes that the lawsuit by the FPA should not be successful.

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Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross’ property holdings may, in certain cases, be uncertain and subject to being contested.  Kinross’ titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people.  The presence of community stakeholders may also impact on the Company’s ability to develop or operate its mining properties.  In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases.  In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross.  The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.  Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies.  Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement.  In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices.  The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price.  For 2014, sensitivity to a 10% change in the gold price is estimated to have a $300 million impact on pre-tax earnings.  Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan.  Additionally, for 2014, sensitivity to a 10% change in the silver price is estimated to have a $10 million impact on pre-tax earnings.  Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow.  The Company’s corporate revolving credit and term loan facilities and the Kupol project financing are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver.  Kinross’ practice is not to hedge metal sales.  On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management.  As at December 31, 2013, there were no gold or silver derivative financial instruments outstanding.  In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars.  The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis.  The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms.  Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies.  Where possible, Kinross’ cash and cash equivalent balances are primarily held in U.S. dollars.  From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations.  While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.  The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and United States dollars, but conversion may be subject to regulatory and/or central bank approval.

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The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2013.

Credit, Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.  Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent.  To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties.  The Company only transacts with highly-rated counterparties.  A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2013, the Company’s gross credit exposure, including cash and cash equivalents, was $917.9 million and at December 31, 2012, the gross credit exposure, including cash and cash equivalents, was $2,192.1 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations.  To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements.  Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing.  Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

The Company has investment grade credit ratings from Moody’s, Fitch Ratings and Standard & Poor’s.  However, there is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency.  Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions.  The Company may discover that it has acquired substantial undisclosed liabilities.  The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions proves to be inaccurate.  Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in most industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

•              Volatility in commodity prices and foreign exchange rates;

•              Tightening of credit markets;

•              Increased counterparty risk; and

•              Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

The Company re-negotiated its revolving credit facility and term loan in 2013 to extend their terms to August 2018 and August 2017, respectively, and remove the minimum tangible net worth covenant.  As at December 31, 2013, the Company had $1,504.0 million available under its credit facility arrangements.  However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

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The Company has not experienced any difficulties to date relating to the counterparties it transacts with.  The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio.  Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”).  The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value.  Securities class action litigation has been brought against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities.  Securities litigation, including current proceedings against Kinross as well as potential future proceedings, could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter.  In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time.  The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control.  Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

As at December 31, 2013, Kinross recorded an after-tax impairment charge of $376.0 million, net of a tax recovery of $49.2 million, relating to property, plant and equipment at Maricunga and $168.8 million related to goodwill at Quebrada Seca.  In addition, as a result of the impairment assessment at June 30, 2013, the Company recorded after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and asset and goodwill impairment aggregating $954.6 million at several other CGUs. The property, plant and equipment impairment charges were net of a tax recovery of $108.7 million.  In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges.

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11.       SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Years ended December 31,
(in millions, except share and per share amounts)	2013	2012
Net loss from continuing operations attributable to common shareholders - as reported	$(3,012.6)	$(2,546.2)
Adjusting items:
Foreign exchange losses	21.9	6.8
Non-hedge derivatives gains - net of tax	(2.2)	(18.8)
(Gains) losses on sale of other assets - net of tax	1.1	(7.2)
Foreign exchange loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	70.6	51.4
Change in deferred income tax due to a change in statutory corporate income tax rate	—	116.3
Taxes in respect of prior years	8.3	28.8
Impairment charges - net of tax	2,995.0	3,206.1
Impairment of investments	240.3	24.3
Reclamation and remediation expense - net of tax	(1.2)	8.3
Severance expense	—	16.4
	3,333.8	3,432.4
Net earnings from continuing operations attributable to common shareholders - Adjusted	$321.2	$886.2
Weighted average number of common shares outstanding - Basic	1,142.1	1,139.1
Net earnings from continuing operations per share - Adjusted	$0.28	$0.78

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Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Years ended December 31,
(in millions)	2013	2012
Net cash flow of continuing operations used in operating activities - as reported	$796.6	$1,317.3
Adjusting items:
Close out and early settlement of derivative instruments	—	(48.7)
Working capital changes:
Accounts receivable and other assets	27.7	22.5
Inventories	197.5	298.2
Accounts payable and other liabilities, including taxes	127.8	(62.3)
	353.0	209.7
Adjusted operating cash flow from continuing operations	$1,149.6	$1,527.0

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Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest	(21.2)	(21.5)
Attributable production cost of sales from continuing operations	$1,983.2	$1,827.7
Gold equivalent ounces sold from continuing operations	2,697,093	2,621,343
Less: portion attributable to Chirano non-controlling interest	(27,817)	(29,865)
Attributable gold equivalent ounces sold from continuing operations	2,669,276	2,591,478
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$743	$705
Attributable production cost of sales from continuing operations per equivalent ounce sold	$743	$705

(a) “Production cost of sales” is equivalent to “Total cost of sales” per the financial statements less depreciation, depletion and amortization and impairment charges.

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Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest	(21.2)	(21.5)
Less: attributable silver revenues from continuing operations	(211.9)	(328.3)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$1,771.3	$1,499.4
Gold ounces sold from continuing operations	2,545,736	2,421,447
Less: portion attributable to Chirano non-controlling interest	(27,745)	(29,795)
Attributable gold ounces sold from continuing operations	2,517,991	2,391,652
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$703	$627

(a) “Production cost of sales” is equivalent to “Total cost of sales” per the financial statements less depreciation, depletion and amortization and impairment charges.

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Attributable All-In Sustaining Cost from Continuing Operations per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop this non-GAAP measure.  Adoption of this all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost measure complements existing measures reported by Kinross in order to reflect the total current period cost of producing gold from operations.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis is calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest (b)	(21.2)	(21.5)
Less: attributable (c) silver revenues from continuing operations (d)	(211.9)	(328.3)
Attributable (c) production cost of sales from continuing operations net of silver by-product revenue	$1,771.3	$1,499.4
Adjusting items on an attributable (c) basis:
General and administrative (e)	176.6	162.7
Other operating expense - sustaining (f)	15.4	42.3
Reclamation and remediation (g)	57.1	49.5
Exploration and business development - sustaining (h)	78.4	119.4
Additions to property, plant and equipment - sustaining (i)	577.6	706.5
All-in Sustaining Cost on a by-product basis - attributable (c)	$2,676.4	$2,579.8
Gold ounces sold from continuing operations	2,545,736	2,421,447
Less: portion attributable to Chirano non-controlling interest (j)	(27,745)	(29,795)
Attributable (c) gold ounces sold from continuing operations	2,517,991	2,391,652
Attributable (c) all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,063	$1,079

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Attributable All-In Sustaining Cost from Continuing Operations per Equivalent Ounce Sold

The Company also assesses its all-in sustaining costs on a gold equivalent ounce basis. Under this non-GAAP measure, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost from continuing operations per equivalent ounce sold is calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$2,004.4	$1,849.2
Less: portion attributable to Chirano non-controlling interest (b)	(21.2)	(21.5)
Attributable (c) production cost of sales from continuing operations	$1,983.2	$1,827.7
Adjusting items on an attributable (c) basis:
General and administrative (e)	176.6	162.7
Other operating expense - sustaining (f)	15.4	42.3
Reclamation and remediation (g)	57.1	49.5
Exploration and business development - sustaining (h)	78.4	119.4
Additions to property, plant and equipment - sustaining (i)	577.6	706.5
All-in Sustaining Cost - attributable (c)	$2,888.3	$2,908.1
Gold equivalent ounces sold from continuing operations	2,697,093	2,621,343
Less: portion attributable to Chirano non-controlling interest (j)	(27,817)	(29,865)
Attributable (c) gold equivalent ounces sold from continuing operations	2,669,276	2,591,478
Attributable (c) all-in sustaining cost from continuing operations per equivalent ounce sold	$1,082	$1,122

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(a) Production cost of sales is equivalent to total cost of sales per the financial statements less depreciation, depletion and amortization and impairment charges.

(b) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(c) “Attributable” includes Kinross’ share of Chirano (90%) production.

(d) “Attributable silver revenues from continuing operations” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(e) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(f) “Other operating expense — sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating expenses related to non-sustaining activities. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(g) “Reclamation and remediation” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount.

(h) “Exploration and business development — sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are included in this amount as they are considered sustaining costs required for general operations.

(i) “Additions to property, plant and equipment — sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statement of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

(j) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold for the Chirano mine.

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Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A include those under the headings “Mineral Reserves”, “Outlook”, “Project Updates and New Developments”, and “Capital and Liquidity Resources — Liquidity Outlook”, and include, without limitation, statements with respect to: our guidance for production; production costs of sales; all-in sustaining cost and capital expenditures; expected savings pursuant to our cost review and reduction initiatives including, without limitation, the continuation of the Way Forward; modifications to projects and operations and our exploration budget, including but not limited to the Tasiast expansion project; and our expectations regarding timelines for continued development, including, without limitation, ramp up at Dvoinoye; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “budget”, “plans”, “expects”, “scheduled”, “projected”, “timeline”, “forecasts”, “possible”, “anticipated”, “planned”, “focus”, “pursue”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, or “believes”, or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and the “Risk Analysis” section of this MD&A as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN (including, without limitation, any related transactions) that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the transition period as we reduce our level of activity in Ecuador, and any potential amendments to the Brazilian Mining Code, the Mauritanian Mining Code, the Mauritanian Customs Code, the Mauritanian VAT regime, and water legislation or other water use restrictions in Chile, being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the development of, operations at and production from the Company’s operations, including but not limited to ramp up at and production from Dvoinoye and permitting, development and expansion at Tasiast (including but not limited to expansion optimization initiatives which may lead to changes in processing approach and maintenance, the timing of completion and results of the Tasiast feasibility study, and conversion of adjacent exploration licences to mining licences) being consistent with Kinross’ current expectations; (12) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (13) goodwill and/or asset impairment potential; and (14) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing and maintaining partial project financing for Dvoinoye, Kupol and any expansion at Tasiast, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class action litigation in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ

61

materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $12 impact in production cost of sales per ounce(3).

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this MD&A has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.

3 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

J. PAUL ROLLINSON	TONY S. GIARDINI
Chief Executive Officer	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation

We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation as of December 31, 2013 and December 31, 2012 and the related consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended. These consolidated financial statements are the responsibility of Kinross Gold Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as of December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 4 to the consolidated financial statements, Kinross Gold Corporation changed its method of accounting for certain joint arrangements and described the reasons for the change and included the presentation of the balance sheet as at January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 12, 2014 expressed an unqualified opinion on the effectiveness of Kinross Gold Corporation’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

February 12, 2014

Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation

We have audited Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kinross Gold Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting under the heading Disclosure Controls and Procedures and Internal Controls Over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kinross Gold Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kinross Gold Corporation as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows and equity for each of the years ended December 31, 2013 and December 31, 2012, and our report dated February 12, 2014 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
February 12, 2014

Toronto, Canada

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

			As at
		December 31,	December 31,	January 1,
		2013	2012	2012
			Note 4	Note 4
Assets
Current assets
Cash and cash equivalents	Note 7	$734.5	$1,632.7	$1,724.8
Restricted cash	Note 7	59.0	58.1	56.1
Short-term investments	Note 7	—	349.8	1.3
Accounts receivable and other assets	Note 7	284.3	280.9	304.7
Inventories	Note 7	1,322.9	1,254.9	961.7
Unrealized fair value of derivative assets	Note 10	5.1	15.0	2.8
		2,405.8	3,591.4	3,051.4
Non-current assets
Property, plant and equipment	Note 7	6,582.7	8,968.1	8,855.0
Goodwill	Note 7	308.0	1,136.7	3,382.3
Long-term investments	Note 7	20.4	49.1	79.3
Investments in associate and joint ventures	Note 9	315.2	536.1	654.9
Unrealized fair value of derivative assets	Note 10	0.6	9.6	1.1
Deferred charges and other long-term assets	Note 7	490.5	545.5	403.1
Deferred tax assets	Note 17	163.5	46.1	21.8
Total assets		$10,286.7	$14,882.6	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$544.5	$636.2	$562.0
Current tax payable		27.0	93.2	67.6
Current portion of long-term debt	Note 12	60.0	516.2	31.9
Current portion of provisions	Note 13	40.1	42.0	37.6
Current portion of unrealized fair value of derivative liabilities	Note 10	41.3	22.0	66.7
		712.9	1,309.6	765.8
Non-current liabilities
Long-term debt	Note 12	2,059.6	2,116.4	1,599.4
Provisions	Note 13	683.9	720.4	584.0
Unrealized fair value of derivative liabilities	Note 10	14.0	10.5	32.7
Other long-term liabilities		192.7	125.6	132.4
Deferred tax liabilities	Note 17	533.7	674.4	863.9
Total liabilities		4,196.8	4,956.9	3,978.2

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	Note 14	$14,737.1	$14,692.5	$14,656.6
Contributed surplus		84.5	89.9	81.4
Accumulated deficit		(8,771.1)	(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	Note 7	(36.5)	4.9	(97.7)
Total common shareholders’ equity		6,014.0	9,850.2	12,390.4
Non-controlling interest		75.9	75.5	80.3
Total equity		6,089.9	9,925.7	12,470.7
Commitments and contingencies	Note 19
Total liabilities and equity		$10,286.7	$14,882.6	$16,448.9

Common shares
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding	Note 14	1,143,428,055	1,140,132,123	1,137,732,344

The accompanying notes are an integral part of these consolidated financial statements

Signed on behalf of the Board:

John A. Brough	John M. H. Huxley

Director	Director

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31,	December 31,
		2013	2012
			Notes 4, 6
Revenue
Metal sales		$3,779.5	$4,307.3

Cost of sales
Production cost of sales		2,004.4	1,849.2
Depreciation, depletion and amortization		828.8	680.9
Impairment charges	Note 8	3,169.6	3,527.6
Total cost of sales		6,002.8	6,057.7
Gross loss		(2,223.3)	(1,750.4)
Other operating expense		88.2	82.6
Exploration and business development		147.1	229.8
General and administrative		176.6	179.1
Operating loss		(2,635.2)	(2,241.9)
Other income (expense) - net	Note 7	(259.1)	(6.8)
Equity in gains (losses) of associate and joint venture	Note 7	(10.3)	(6.2)
Finance income		7.6	5.3
Finance expense	Note 7	(42.8)	(42.0)
Loss before tax		(2,939.8)	(2,291.6)
Income tax expense - net	Note 17	(72.4)	(259.4)
Loss from continuing operations after tax		(3,012.2)	(2,551.0)
Earnings (loss) from discontinued operations after tax	Note 6	(730.1)	41.3
Net loss		$(3,742.3)	$(2,509.7)

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest		$0.4	$(4.8)
Common shareholders		$(3,012.6)	$(2,546.2)
Net earnings (loss) attributable to:
Non-controlling interest		$0.4	$(4.8)
Common shareholders		$(3,742.7)	$(2,504.9)

Loss per share from continuing operations attributable to common shareholders
Basic		$(2.64)	$(2.24)
Diluted		$(2.64)	$(2.24)

Loss per share attributable to common shareholders
Basic		$(3.28)	$(2.20)
Diluted		$(3.28)	$(2.20)
Weighted average number of common shares outstanding (millions)	Note 16
Basic		1,142.1	1,139.1
Diluted		1,142.1	1,139.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2013	2012
			Notes 4, 6
Net loss		$(3,742.3)	$(2,509.7)

Other comprehensive income (loss), net of tax:	Note 7
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)		(29.1)	(14.8)
Reclassification to earnings for impairment charges		21.3	24.3
Accumulated other comprehensive loss related to investments sold (b)		—	(6.3)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(46.5)	40.7
Accumulated other comprehensive income related to derivatives settled (d)		12.9	58.7
		(41.4)	102.6
Total comprehensive loss		$(3,783.7)	$(2,407.1)

Comprehensive loss from continuing operations		$(3,053.6)	$(2,448.4)
Comprehensive income (loss) from discontinued operations	Note 6	(730.1)	41.3
Total comprehensive loss		$(3,783.7)	$(2,407.1)
Attributable to non-controlling interest		$0.4	$(4.8)
Attributable to common shareholders		$(3,784.1)	$(2,402.3)

(a) Net of tax of $(1.2) million (2012 - $(2.0) million)
(b) Net of tax of $nil (2012 - $nil)
(c) Net of tax of $(18.1) million (2012 - $6.7 million) (d) Net of tax of $7.9 million (2012 - $7.7 million)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2013	2012
		Notes 4, 6
Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss from continuing operations	$(3,012.2)	$(2,551.0)
Adjustments to reconcile net loss from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	828.8	680.9
Losses (gains) on sale of other assets - net	1.1	(7.2)
Impairment charges	3,169.6	3,527.6
Impairment of investments	240.3	24.3
Equity in losses (gains) of associate and joint venture	10.3	6.2
Non-hedge derivative gains - net	(2.6)	(18.0)
Settlement of derivative instruments	0.2	52.9
Share-based compensation expense	32.9	38.0
Accretion expense	20.6	24.8
Deferred tax recovery	(247.5)	(221.8)
Foreign exchange losses and other	109.1	8.2
Reclamation expense	(1.0)	10.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(27.7)	(22.5)
Inventories	(197.5)	(298.2)
Accounts payable and accrued liabilities	157.6	479.0
Cash flow provided from operating activities	1,082.0	1,734.0
Income taxes paid	(285.4)	(416.7)
Net cash flow of continuing operations provided from operating activities	796.6	1,317.3
Net cash flow of discontinued operations used in operating activities	(21.9)	(7.2)
Investing:
Additions to property, plant and equipment	(1,262.4)	(1,858.3)
Net additions to long-term investments and other assets	(131.2)	(68.5)
Net proceeds from the sale of property, plant and equipment	6.1	2.7
Disposals of (additions to) short-term investments	349.8	(348.7)
Decrease in restricted cash	(1.2)	(2.0)
Interest received	7.6	4.9
Other	0.2	0.3
Net cash flow of continuing operations used in investing activities	(1,031.1)	(2,269.6)

Net cash flow of discontinued operations provided from (used in) investing activities	(14.3)	92.2
Financing:
Issuance of common shares on exercise of options and warrants	6.2	6.4
Proceeds from issuance of debt	—	1,541.1
Repayment of debt	(523.3)	(577.3)
Interest paid	(5.0)	(8.1)
Dividends paid to common shareholders	(91.3)	(182.3)
Other	(2.1)	(5.0)

Net cash flow of continuing operations provided from (used in) financing activities	(615.5)	774.8
Net cash flow of discontinued operations used in financing activities	—	—

Effect of exchange rate changes on cash and cash equivalents of continuing operations	(12.0)	0.4
Decrease in cash and cash equivalents	(898.2)	(92.1)
Cash and cash equivalents, beginning of period	1,632.7	1,724.8
Cash and cash equivalents, end of period	$734.5	$1,632.7

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2013	2012

Common share capital and common share purchase warrants
Balance beginning of period	$14,692.5	$14,656.6
Common shares issued under employee share purchase plans	4.0	7.2
Transfer from contributed surplus on exercise of options and restricted shares	37.0	27.1
Options and warrants exercised, including cash	3.6	1.6
Balance at the end of the period	$14,737.1	$14,692.5

Contributed surplus
Balance beginning of period	$89.9	$81.4
Share-based compensation	31.6	35.6
Underworld options exercised	—	(0.9)
Red Back options exercised	—	(3.8)
Transfer of fair value of exercised options and restricted shares	(37.0)	(22.4)
Balance at the end of the period	$84.5	$89.9

Accumulated deficit
Balance beginning of period	$(4,937.1)	$(2,249.9)
Dividends paid	(91.3)	(182.3)
Net loss attributable to common shareholders	(3,742.7)	(2,504.9)
Balance at the end of the period	$(8,771.1)	$(4,937.1)

Accumulated other comprehensive income (loss)
Balance beginning of period	$4.9	$(97.7)
Other comprehensive income (loss)	(41.4)	102.6
Balance at the end of the period	$(36.5)	$4.9
Total accumulated deficit and accumulated other comprehensive income (loss)	$(8,807.6)	$(4,932.2)

Total common shareholders’ equity	$6,014.0	$9,850.2

Non-controlling interest
Balance beginning of period	$75.5	$80.3
Net earnings (loss) attributable to non-controlling interest	0.4	(4.8)
Balance at the end of the period	$75.9	$75.5

Total equity	$6,089.9	$9,925.7

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

1.               DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2013 were authorized for issue in accordance with a resolution of the board of directors on February 12, 2014.

2.               BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2013 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.  The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented.  Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

3.                                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.   Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration.  Each of the significant entities has a December 31 year end.

			As at
			December 31,	December 31,
Entity	Property/ Segment	Location	2013	2012
Subsidiaries:
(Consolidated)
Fairbanks Gold Mining, Inc	Fort Knox	USA	100%	100%
Kinross Brasil Mineração S.A. (“KBM”)	Paracatu	Brazil	100%	100%
Compania Minera Maricunga	Maricunga	Chile	100%	100%
Compania Minera Mantos de Oro	La Coipa (a) / Lobo-Marte/ Corporate and Other	Chile	100%	100%

Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%	100%
Chukotka Mining and Geological Company	Kupol	Russian Federation	100%	100%

Northern Gold LLC/ Regionruda LLC	Dvoinoye/ Kupol	Russian Federation	100%	100%

Aurelian Ecuador S.A.	Fruta del Norte(b)	Ecuador	100%	100%

Underworld Resources Inc.	White Gold/ Corporate and Other	Canada	100%	100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%	100%

Chirano Gold Mines Ltd. (Ghana) (c)	Chirano	Ghana	90%	90%

Interest in joint operation:
(Relative share consolidated)
Round Mountain Gold Corporation (d)	Round Mountain	USA	50%	50%

Investment in associate:
(Equity accounted)

Compania Minera Casale	Cerro Casale/ Corporate and Other	Chile	25%	25%
Interest in joint venture:
(Equity accounted)

Sociedad Contractual Minera Puren	La Coipa/ Corporate and Other	Chile	65%	65%

(a)         Excludes Sociedad Contractual Minera Puren as it is now equity accounted for as an investment in associate.

(b)         On June 10, 2013, the Company announced that it would not proceed with further development of the Fruta del Norte (“FDN”) project in Ecuador. See Note 6 i.

(c)          The Company holds a 90% interest in the Chirano Gold Mine with the Government of Ghana having the right to the remaining 10% interest.

(d)         The Company has a joint operation in Round Mountain through its 50% ownership in the Smoky Valley Common Operation. Under the joint operation agreement between the Company and Barrick Gold Corporation, the Company is the operator.

The Management Committee of the joint operation represents the joint operation partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint operation owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

(a)         Subsidiaries

Subsidiaries are entities controlled by the Company.  Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.  Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases.  Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests.  All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)         Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control over such arrangements and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement.  The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement.  In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement.  For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes in the consolidated financial statements its investment in the joint arrangement using the equity method of accounting.

(c)          Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements.  Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies.  In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power.  Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent audited annual financial statements or interim financial statements, as applicable.  Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil.  Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses.  At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.  Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•                  Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•                  Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•                  Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•                  Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

For any subsidiaries, joint operations, joint ventures or associates whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•                  Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•                  Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset; and

•                  Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

iii. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv. Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v. Long-term investments

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as available-for-sale investments.  These investments are measured at fair value on acquisition and at each reporting date.  Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired.  When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi. Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

vii. Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use.  Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

viii. Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained.  A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits.  A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs.  If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business.  Those factors include, but are not limited to, whether the set of activities and assets:

•                  has begun planned principal activities;

•                  has employees, intellectual property and other inputs and processes that could be applied to those inputs;

•                  is pursuing a plan to produce outputs; and

•                  will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”).  Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.  Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods.  However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix. Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs.  CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU for goodwill impairment

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

testing purposes.

Goodwill arises principally because of the following factors:  (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

On an annual basis, as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount, the carrying amount of the CGU is evaluated for potential impairment. If the carrying amount of the CGU exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the carrying value to its recoverable amount.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs to sell.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU.  As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors.  Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.  The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 2 year to 27 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans.  These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification.  This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts.  These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.  For the 2013 annual goodwill impairment analysis, estimated 2014, 2015, and long-term gold prices of $1,200, $1,300 and $1,300 per ounce, respectively, and estimated 2014, 2015, and long-term silver prices of $21.00, $22.00 and $22.50 per ounce, respectively, were used.  For the June 30, 2013 impairment analysis described in Note 8, which was performed as a result of the identification of certain indicators of potential impairment as of that date, the estimated 2013, 2014 and long-term gold prices used were $1,480, $1,450 and $1,300 per ounce, respectively, and the estimated 2013, 2014 and long-term silver prices used were $26.00, $25.50 and $22.75 per ounce, respectively.  For the

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

2012 annual goodwill impairment analysis, estimated 2013, 2014 and long-term gold prices of $1,750, $1,750 and $1,500 per ounce, respectively, and estimated 2013, 2014 and long-term silver prices of $35.00, $33.75 and $25.00 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU.  Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.  Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources.  For the 2013 annual goodwill impairment analysis, an estimated 2014 and long-term oil price of $100 per barrel, was used.  For the June 30, 2013 impairment analysis, an estimated 2013 and long-term oil price of $100 per barrel was used. For the 2012 annual goodwill impairment analysis, an estimated 2013 and long-term oil price of $90 per barrel was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk.  For the 2013 annual goodwill impairment analysis, real discount rates of between 4.49% and 6.13% were used.  For the June 30, 2013 impairment analysis, real discount rates of between 4.66% and 5.99% were used.  For the 2012 annual goodwill impairment analysis, real discount rates of between 4.04% and 7.90% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property.  Consequently, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2013 in respect of the fair value determinations at that date, which ranged from 0.7 to 1.3.  NAV multiples observed at June 30, 2013 and December 31, 2012 were in the range of 0.8 and 1.3. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

x. Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•                  gathering exploration data through topographical and geological studies;

•                  exploratory drilling, trenching and sampling;

•                  determining the volume and grade of the resource;

•                  test work on geology, metallurgy, mining, geotechnical and environmental; and

•                  conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period.  Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase.  These assets are recognized at fair value.  Acquired E&E costs consist of:

•                  fair value of the estimated potential ounces, and

•                  exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability.  Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi. Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a)         Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral interests consist of:

•                  Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•                  Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

(b)         Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization.  The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves.  The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves.  Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated.  These assets are depreciated when they are put into production in their intended use.

(c)          Impairment

The carrying amounts of the Company’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount.  The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of operations.  The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

(d)         Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use.  Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized.  The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii. Financial instruments and hedging activity

(a)         Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs.  Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “available-for-sale”, “held-to-maturity”, or “loans and receivables”.  Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss.  These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations.  Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at cost, which approximates fair value.  Trade receivables and certain other assets are designated as loans and receivables.  Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for sale.  Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as fair value through profit and loss.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

(b)         Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.  At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed.   Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations.  The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI.  Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed.  Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

xiii.  Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations.  Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv.  Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Share Option Plan:  Stock options are equity-settled.  The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On exercise of options, the shares are issued from treasury.

Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan.  Both RSUs and RPSUs are equity-settled and awarded to certain employees as a percentage of long-term incentive awards.

(a)         RSUs are fair valued based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On vesting of RSUs, the shares are issued from treasury.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

(b)         RPSUs are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are fair valued as follows:  The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On vesting of RPSUs, the shares are issued from treasury.

Deferred Share Unit Plan:  Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan:  The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred.  The cost of the common shares issued under the SPP is based on the average of the last twenty trading sessions prior to the end of the period.

xv.  Metal sales

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices.  Revenue from metal sales is recognized when all the following conditions have been satisfied:

•                  The significant risks and rewards of ownership have been transferred;

•                  Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

•                  The amount of revenue can be measured reliably;

•                  It is probable that the economic benefits associated with the transaction will flow to the Company; and

•                  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi.  Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation.  The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available.  Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates.  Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset.  For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.  The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life.  The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

xvii.  Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii.  Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period.  Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible senior notes and RSUs.  The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.  The if-converted method assumes that all convertible senior notes, RSUs and RPSUs have been converted in determining fully diluted earnings per share if they are in-the-money except where such conversion would be anti-dilutive.

4.                                            ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Changes

The Company adopted the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) as of January 1, 2013.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”. When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

There was no significant impact on the Company’s financial statements upon adoption of IFRIC 20 on January 1, 2013.

Consolidation and related standards

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation — Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. There was no impact on the Company’s financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no impact on the Company’s financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities — Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method did not change as a result of this amendment.

The Company’s adoption of IFRS 11 and IAS 28 (2011) on January 1, 2013 resulted in the following impacts to the Company’s financial statements:

•                  The Company classified its interest in Round Mountain as a joint operation, and continued to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;

•                  The Company classified its interest in Sociedad Contractual Minera Puren (“Puren”, which was included in the La Coipa segment) as a joint venture, and accounted for it using the equity method of accounting and no longer applied proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively; and

•                  The Company classified its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and accounted for it using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively. The results of Crixás have been presented separately as a discontinued operation as of June 28, 2012. See Note 6.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Adjustments to the consolidated balance sheet as at January 1, 2012 were as follows:

	As at January 1,	Adjustments for changes	As at January 1,
	2012	in accounting policy	2012
	(previously stated)	IFRS 11	(adjusted)
Assets
Current assets
Cash and cash equivalents	$1,766.0	$(41.2)	$1,724.8
Restricted cash	62.1	(6.0)	56.1
Short-term investments	1.3	—	1.3
Accounts receivable and other assets	309.4	(4.7)	304.7
Inventories	976.2	(14.5)	961.7
Unrealized fair value of derivative assets	2.8	—	2.8
	3,117.8	(66.4)	3,051.4
Non-current assets
Property, plant and equipment	8,959.4	(104.4)	8,855.0
Goodwill	3,420.3	(38.0)	3,382.3
Long-term investments	79.4	(0.1)	79.3
Investments in associate and joint ventures	502.5	152.4	654.9
Unrealized fair value of derivative assets	1.1	—	1.1
Deferred charges and other long-term assets	406.4	(3.3)	403.1
Deferred tax assets	21.9	(0.1)	21.8
Total assets	$16,508.8	$(59.9)	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$575.3	$(13.3)	$562.0
Current tax payable	82.9	(15.3)	67.6
Current portion of long-term debt	32.7	(0.8)	31.9
Current portion of provisions	38.1	(0.5)	37.6
Current portion of unrealized fair value of derivative liabilities	66.7	—	66.7
	795.7	(29.9)	765.8
Non-current liabilities
Long-term debt	1,600.4	(1.0)	1,599.4
Provisions	597.1	(13.1)	584.0
Unrealized fair value of derivative liabilities	32.7	—	32.7
Other long-term liabilities	133.1	(0.7)	132.4
Deferred tax liabilities	879.1	(15.2)	863.9
Total liabilities	4,038.1	(59.9)	3,978.2

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,656.6	$—	$14,656.6
Contributed surplus	81.4	—	81.4
Accumulated deficit	(2,249.9)	—	(2,249.9)
Accumulated other comprehensive income (loss)	(97.7)	—	(97.7)
Total common shareholders’ equity	12,390.4	—	12,390.4
Non-controlling interest	80.3	—	80.3
Total equity	12,470.7	—	12,470.7
Total liabilities and equity	$16,508.8	$(59.9)	$16,448.9

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Adjustments to the consolidated balance sheet as at December 31, 2012 were as follows:

	As at December 31,	Adjustments for changes	As at December 31,
	2012	in accounting policy	2012
	(previously stated)	IFRS 11	(adjusted)
Assets
Current assets
Cash and cash equivalents	$1,632.9	$(0.2)	$1,632.7
Restricted cash	58.1	—	58.1
Short-term investments	349.8	—	349.8
Accounts receivable and other assets	287.3	(6.4)	280.9
Inventories	1,257.7	(2.8)	1,254.9
Unrealized fair value of derivative assets	15.0	—	15.0
	3,600.8	(9.4)	3,591.4
Non-current assets
Property, plant and equipment	8,978.8	(10.7)	8,968.1
Goodwill	1,136.7	—	1,136.7
Long-term investments	49.1	—	49.1
Investments in associate and joint venture	515.8	20.3	536.1
Unrealized fair value of derivative assets	9.6	—	9.6
Deferred charges and other long-term assets	545.5	—	545.5
Deferred tax assets	46.1	—	46.1
Total assets	$14,882.4	$0.2	$14,882.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$632.8	$3.4	$636.2
Current tax payable	93.2	—	93.2
Current portion of long-term debt	516.2	—	516.2
Current portion of provisions	42.0	—	42.0
Current portion of unrealized fair value of derivative liabilities	22.0	—	22.0
	1,306.2	3.4	1,309.6
Non-current liabilities
Long-term debt	2,116.4	—	2,116.4
Provisions	721.4	(1.0)	720.4
Unrealized fair value of derivative liabilities	10.5	—	10.5
Other long-term liabilities	125.6	—	125.6
Deferred tax liabilities	676.6	(2.2)	674.4
Total liabilities	4,956.7	0.2	4,956.9

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,692.5	$—	$14,692.5
Contributed surplus	89.9	—	89.9
Accumulated deficit	(4,937.1)	—	(4,937.1)
Accumulated other comprehensive income (loss)	4.9	—	4.9
Total common shareholders’ equity	9,850.2	—	9,850.2
Non-controlling interest	75.5	—	75.5
Total equity	9,925.7	—	9,925.7
Total liabilities and equity	$14,882.4	$0.2	$14,882.6

The adoption of IFRS 11 did not have a material impact on the Company’s consolidated statements of operations.  For the year ended December 31, 2012, revenues, production cost of sales and operating loss increased by $4.1 million, $1.6 million and $2.2 million, respectively.  In addition, equity in gains (losses) of associate and joint venture decreased by $0.3 million. There was no impact on OCI or basic and diluted earnings per share.

The adoption of IFRS 11 did not have a material impact on the Company’s consolidated statements of cash flows.  For the year ended December 31, 2012, the net cash flow of continuing operations provided from operating activities increased by $7.2 million and the net cash flow of continuing operations used in investing activities decreased by $26.9 million.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.  As a result of adopting IFRS 12, the Company provided additional disclosures in Note 9.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.  This standard also requires additional disclosure about fair value measurement.  As a result of adopting IFRS 13, the Company provided additional disclosures in Note 10. There were no other impacts on the financial statements on adoption of this standard.

Recent Accounting Pronouncements

Financial instruments

In October 2010, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”.  The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management, as well as enhancements to the disclosures about hedge accounting and risk management. Additionally as the impairment guidance in IFRS 9, as well as certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015, has been removed. Entities may apply IFRS 9 before the IASB completes the amendments, but are not required to. The Company will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption.

5.                                            SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

i.                                         Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

(a)         Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

(b)         Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)          Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

ii.                                     Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)         Mineral Reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.  The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)         Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(c)          Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates.  Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(d)         Impairment of goodwill and other assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment.  The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations.   The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, future and long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

operating performance.  Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.  Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

(e)          Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV.  Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad.  Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery.  Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates.  The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered.  The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates.  There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads.  There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(f)           Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available.  Mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.  The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation.  The actual future expenditures may differ from the amounts currently provided.

(g)         Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable.  Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit.  To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

(h)         Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

6.                                            DISCONTINUED OPERATIONS

i.                                         Fruta del Norte

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

Kinross’ decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013, of which $714.7 million reflected the Company’s net carrying value of the FDN project, and $5.3 million represented severance and closure costs.

Loss from FDN

	Years ended December 31,
	2013	2012
Results of discontinued operation
Revenues	$—	$—
Expenses (a)	736.3	2.3
Loss before tax	(736.3)	(2.3)
Income tax (expense) recovery	6.2	(0.3)
Loss from discontinued operation after tax	$(730.1)	$(2.6)
Loss per share from discontinued operation attributable to common shareholders
Basic	$(0.64)	$(0.00)
Diluted	$(0.64)	$(0.00)

(a) Includes impairment charge of $720.0 million recorded in the second quarter of 2013.

Cash flows from FDN

	Years ended December 31,
	2013	2012
Cash flows of discontinued operation:
Net cash flow used in operating activities	$(21.9)	$(7.2)
Net cash flow used in investing activities	(14.3)	(65.4)
Net cash flow used in financing activities	—	—
Net cash flow of discontinued operation	$(36.2)	$(72.6)

ii.                                     Crixás

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine (Serra Grande) to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”) for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  AngloGold previously owned the remaining 50% of the Crixás gold mine and is the operator of the mine.

As a result of the adoption of IFRS 11, the Company’s interest in the Crixás gold mine was classified as a joint venture and accounted for using the equity method beginning January 1, 2012 through to the date of disposal.  Crixás was a component of the Company, clearly distinguished operationally and for financial reporting purposes from the rest of the Company, and so its disposal was considered a discontinued operation.  Results and cash flows of the discontinued

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

operation have been presented separately in the consolidated statements of operations and cash flows, and the comparative periods have been recast accordingly.

Earnings from Crixás

	Years ended December 31,
	2013	2012
Results of discontinued operation
Revenues	$—	$53.7
Expenses	—	37.2
Earnings before tax	—	16.5
Income tax expense	—	(6.4)
Net earnings before disposal	$—	$10.1
Gain on sale of discontinued operation	—	96.2
Income tax on sale of discontinued operation	—	(62.4)
Earnings and other comprehensive income from discontinued operation after tax	$—	$43.9
Earnings per share from discontinued operation attributable to common shareholders
Basic	$—	$0.04
Diluted	$—	$0.04

Cash flows from Crixás

	Years ended December 31,
	2013	2012
Cash flows of discontinued operation:
Net cash flow used in operating activities	$—	$—
Net cash flow provided from investing activities	—	157.6
Net cash flow used in financing activities	—	—
Net cash flow of discontinued operation	$—	$157.6

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

7.                                            CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.                                         Cash and cash equivalents:

	December 31,	December 31,
	2013	2012
Cash on hand and balances with banks	$420.2	$499.5
Short-term deposits	314.3	1,133.2
	$734.5	$1,632.7

Restricted cash:

	December 31,	December 31,
	2013	2012
Restricted cash (a)	$59.0	$58.1

(a) Restricted cash relates to restricted payments for the Kupol loan (see Note 12 (iv)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity related to Chirano and certain other sites.

ii.                                     Short-term investments

	December 31,	December 31,
	2013	2012 (a)
Short-term investments	$—	$349.8

(a) Short-term investments at December 31, 2012 included short-term Canadian government, US government and money market instruments.

iii.                                 Accounts receivable and other assets:

	December 31,	December 31,
	2013	2012
Trade receivables	$8.2	$25.0
Taxes recoverable	81.3	60.0
Prepaid expenses	17.9	40.7
VAT receivable	90.8	105.9
Other (a)	86.1	49.3
	$284.3	$280.9

(a) Includes deposits of $49.7 million (December 31, 2012 - $20.2 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

iv.                                  Inventories:

	December 31,	December 31,
	2013	2012
Ore in stockpiles (a)	$331.9	$209.7
Ore on leach pads (b)	380.3	332.7
In-process	95.4	53.3
Finished metal	83.3	124.2
Materials and supplies	797.6	669.5
	1,688.5	1,389.4
Provision for impairment of inventory (c)	(170.7)	—
	1,517.8	1,389.4
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(194.9)	(134.5)
	$1,322.9	$1,254.9

(a)         Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7 viii.

(b)         Ore on leach pads relates to the Company’s Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2019, Tasiast in 2023, Fort Knox in 2020, and 50% owned Round Mountain in 2018. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7 viii.

(c)          Provision for impairment of inventory relates to impairment charges recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. See Note 8 ii.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

v.                                      Property, plant and equipment:

		Mineral Interests (b)
		Development and
	Land, plant and	operating	Pre-development
	equipment	properties	properties	Total
Cost
Balance at January 1, 2013 (c)	$5,720.9	$7,810.3	$177.6	$13,708.8
Additions	980.0	299.0	—	1,279.0
Acquisitions	—	—	—	—
Capitalized interest	58.2	24.4	—	82.6
Disposals	(27.9)	—	—	(27.9)
Other	(31.9)	38.6	(0.2)	6.5
Balance at December 31, 2013	6,699.3	8,172.3	177.4	15,049.0

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2013 (c)	$(1,897.4)	$(2,843.3)	$—	$(4,740.7)
Depreciation, depletion and amortization	(416.7)	(444.0)	—	(860.7)
Impairment charge (d)	(1,231.5)	(1,652.1)	—	(2,883.6)
Disposals	20.2	—	—	20.2
Other	(64.5)	63.0	—	(1.5)
Balance at December 31, 2013	(3,589.9)	(4,876.4)	—	(8,466.3)

Net book value	$3,109.4	$3,295.9	$177.4	$6,582.7

Amount included above as at December 31, 2013:
Assets under construction	$581.9	$132.4	$—	$714.3
Net book value of finance leases	$—	$—	$—	$—
Assets not being depreciated (a)	$751.3	$2,143.9	$177.4	$3,072.6

(a)         Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)         At December 31, 2013, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(c)          Amounts have been recast as a result of the adoption of IFRS 11 on January 1, 2013. See Note 4.

(d)         At June 30, 2013, an impairment charge was recorded against property, plant and equipment at Fruta del Norte (see Note 6i), Round Mountain, Maricunga, Tasiast and Lobo-Marte.  At December 31, 2013, an impairment charge was recorded against property, plant and equipment at Maricunga. See Note 8.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

		Mineral Interests(b)
		Development and
	Land, plant and	operating	Pre-development
	equipment (d)	properties (d)	properties	Total (d)
Cost(d)
Balance at January 1, 2012	$4,157.7	$7,232.4	$170.0	$11,560.1
Additions	1,473.0	554.4	—	2,027.4
Acquisitions	—	—	7.6	7.6
Capitalized interest	63.8	35.9	—	99.7
Disposals	(9.4)	26.7	—	17.3
Other	35.8	(39.1)	—	(3.3)
Balance at December 31, 2012	5,720.9	7,810.3	177.6	13,708.8

Accumulated depreciation, depletion, amortization and impairment(d)
Balance at January 1, 2012	$(1,482.8)	$(1,222.3)	$—	$(2,705.1)
Depreciation, depletion and amortization	(335.4)	(396.8)	—	(732.2)
Impairment loss (c)	(82.5)	(1,203.5)	—	(1,286.0)
Disposals	7.6	(26.7)	—	(19.1)
Other	(4.3)	6.0	—	1.7
Balance at December 31, 2012	(1,897.4)	(2,843.3)	—	(4,740.7)

Net book value	$3,823.5	$4,967.0	$177.6	$8,968.1

Amount included above as at December 31, 2012:
Assets under construction	$1,024.4	$426.1	$—	$1,450.5
Net book value of finance leases	$15.1	$—	$—	$15.1
Assets not being depreciated (a)	$1,155.4	$2,609.0	$177.6	$3,942.0

(a)         Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)         At December 31, 2012, the significant development and operating properties included Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold and other exploration properties.

(c)          An impairment charge was recorded against property, plant and equipment at Tasiast.

(d)         Amounts have been recast as a result of the adoption of IFRS 11 on January 1, 2013. See Note 4.

Land, plant and equipment with a carrying amount of $154.7 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan. See Note 12 (iv).

Capitalized interest relates to capital expenditures at Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Paracatu, Kupol, Chirano and Tasiast and had a weighted average borrowing rate of 4.0% and 5.7% during the years ended December 31, 2013 and 2012, respectively.

At December 31, 2013, $660.5 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2012 - $741.1 million).  During the year ended December 31, 2013, the Company acquired $nil of E&E assets, capitalized $nil in E&E costs and transferred $nil from E&E assets to capitalized development.  During the year ended December 31, 2012, the Company acquired $7.6 million of E&E assets, capitalized $20.2 million in E&E costs and transferred $nil from E&E assets to capitalized development.  During the year ended December 31, 2013, the Company expensed $14.4 million (year ended December 31, 2012 — $21.4 million), of exploration and evaluation expenditures.  The Company recognized property, plant and equipment impairment charges related to E&E assets for the year ended December 31, 2013 of $80.6 million (year ended December 31, 2012 - $210.6 million).

The Company had cash expenditures for exploration and evaluation included in operating cash flows for the year ended December 31, 2013 of $14.4 million (year ended December 31, 2012 — $21.4 million), and investing cash flows for the year ended December 31, 2013 of $nil (year ended December 31, 2012 — $20.2 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

vi.                                  Goodwill:

The goodwill allocated to the Company’s CGUs and included in the respective operating segment assets is shown in the table below:

	Round			Kettle River					Other
	Mountain	Paracatu	La Coipa	- Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Operations (c)	Total
Cost
Balance at January 1, 2013	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2013	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2013	$(87.2)	$(99.4)	$(65.9)	$—	$(668.4)	$(220.2)	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)
Impairment loss (a)	(58.7)	(65.5)	—	—	—	(175.9)	—	(359.8)	(168.8)	(828.7)
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2013	$(145.9)	$(164.9)	$(65.9)	$—	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)

Carrying amount at December 31, 2013	$—	$—	$124.4	$20.9	$158.8	$—	$—	$—	$3.9	$308.0

	Round			Kettle River					Other
	Mountain	Paracatu	La Coipa	- Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Operations (c)	Total
Cost
Balance at January 1, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$282.2	$7,566.5
Acquisitions	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	(4.0)	(4.0)
Balance at December 31, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2012	$(87.2)	$(99.4)	$(65.9)	$—	$(668.4)	$(220.2)	$(2,490.1)	$(447.5)	$(105.5)	$(4,184.2)
Impairment loss (b)	—	—	—	—	—	—	(2,130.3)	(111.3)	—	(2,241.6)
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2012	$(87.2)	$(99.4)	$(65.9)	$—	$(668.4)	$(220.2)	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)

Carrying amount at December 31, 2012	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$—	$359.8	$172.7	$1,136.7

(a)             At June 30, 2013, it was determined that the carrying amounts of Round Mountain, Paracatu, Maricunga and Chirano exceeded their recoverable amounts. At December 31, 2013, as part of the annual impairment test for goodwill, it was determined that the carrying amount of Quebrada Seca exceeded its recoverable amount. See Note 8.

(b)             At December 31, 2012, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of Tasiast and Chirano exceeded their recoverable amounts.

(c)              At December 31, 2013, other operations includes goodwill related to Jiboia (December 31, 2012 - $168.8 million and $3.9 million related to Quebrada Seca and Jiboia, respectively).

vii.                              Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in AOCI as follows:

	December 31, 2013		December 31, 2012
		Gains (losses) in		Gains (losses) in
	Fair value	AOCI	Fair value	AOCI
Investments in an unrealized gain position	$17.6	$1.6	$39.0	$9.2
Investments in an unrealized loss position	2.8	$(2.2)	10.1	(2.0)
	$20.4	$(0.6)	$49.1	$7.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

viii.                          Deferred charges and other long-term assets:

	December 31,	December 31,
	2013	2012
Long-term portion of ore in stockpiles and ore on leach pads (a)	$194.9	$134.5
Deferred charges, net of amortization	8.5	7.7
Long-term receivables	209.4	181.5
Advances for the purchase of capital equipment	46.8	186.3
Other	30.9	35.5
	$490.5	$545.5

(a)         Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  Long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, Tasiast, Maricunga and Paracatu mines. At December 31, 2013, long-term ore on leach pads was at the Company’s Fort Knox mine.

ix.                                  Accounts payable and accrued liabilities:

	December 31,	December 31,
	2013	2012
Trade payables	$118.3	$132.5
Accrued liabilities	307.3	396.8
Employee related accrued liabilities	118.9	106.9
	$544.5	$636.2

x.                                      Accumulated other comprehensive income (loss):

		Financial
	Investments (a)	derivatives (b)	Total
Balance at December 31, 2011	$4.0	$(101.7)	$(97.7)
Other comprehensive income before tax	1.2	113.8	115.0
Tax	2.0	(14.4)	(12.4)
Balance at December 31, 2012	$7.2	$(2.3)	$4.9
Other comprehensive loss before tax	(9.0)	(43.8)	(52.8)
Tax	1.2	10.2	11.4
Balance at December 31, 2013	$(0.6)	$(35.9)	$(36.5)

(a)         Balance at December 31, 2011 net of tax of $3.9 million

(b)         Balance at December 31, 2011 net of tax of $(20.1) million

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidated Statements of Operations

xi.                                  Other income (expense) — net:

	Years ended December 31,
	2013	2012

Gains (losses) on sale of other assets - net	$(1.1)	$7.2
Impairment of investments (a)	(240.3)	(24.3)
Foreign exchange losses	(21.9)	(6.8)
Net non-hedge derivative gains	2.6	18.0
Other	1.6	(0.9)
	$(259.1)	$(6.8)

(a)         During the year ended December 31, 2013, the Company recognized an impairment charge of $219.0 million (year ended December 31, 2012 - $nil) related to its investment in Cerro Casale as a result of the impairment assessment disclosed in Note 8. The Company also recognized impairment losses on certain of its available-for-sale investments during the years ended December 31, 2013 and 2012.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

xii.                              Equity in gains (losses) of associate and joint venture:

	Years ended December 31,
	2013	2012
Cerro Casale(a)(c)	$(7.5)	$(6.5)
Puren (b)(c)	(2.8)	0.3
	$(10.3)	$(6.2)

(a)         The Company holds a 25% interest in Cerro Casale and this investment in associate is accounted for under the equity method. See Note 9.

(b)         Puren is classified as a joint venture and is accounted for under the equity method as a result of the adoption of IFRS 11 on January 1, 2013.  See Note 4.

(c)          Represents Kinross’ share of the net income (loss) and other comprehensive income (loss).

xiii.                          Finance expense:

	Years ended December 31,
	2013	2012
Accretion on reclamation and remediation obligation	$(17.7)	$(17.2)
Interest expense, including accretion on debt (a)	(25.1)	(24.8)
	$(42.8)	$(42.0)

(a)         During the years ended December 31, 2013 and 2012, $82.6 million and $99.7 million of interest was capitalized to property, plant and equipment, respectively. See Note 7 v.

Total interest paid, including interest capitalized, during the year ended December 31, 2013 was $80.1 million (year ended December 31, 2012 - $68.6 million).

xiv.                           Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2013	2012
Salaries, short term incentives, and other benefits	$653.7	$596.2
Share-based payments	32.9	38.0
Other	75.3	59.3
	$761.9	$693.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

8.                                            IMPAIRMENT

	Year ended December 31,
	2013	2012
Goodwill (i)	$828.7	$2,241.6
Property, plant and equipment (i)	2,163.3	1,286.0
Inventory (ii)	177.6	—
Impairment charges	$3,169.6	$3,527.6

i.                                         Goodwill and property, plant and equipment

As at December 31, 2013, the Company recorded an impairment charge of $594.0 million, upon completion of its annual assessment of the carrying value of its CGUs.  The impairment charge, which was recorded within cost of sales in the consolidated statement of operations, included $425.2 million relating to property, plant and equipment at Maricunga and $168.8 million relating to goodwill at Quebrada Seca.  As a result of the impairment charge related to the Maricunga CGU, a tax recovery of $49.2 million was recorded within tax expense. The non-cash impairment charge at Maricunga was mainly a result of changes to the life of mine plan and a corresponding reduction in reserves.

As at June 30, 2013, the Company identified the recent and continued decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment, and performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates at that time.  The forecasted production output and capital expenditures included in the life of mine (“LOM”) plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.

The following table summarizes the impairment charges related to goodwill and property, plant and equipment by CGU recognized as at June 30, 2013:

		Property, plant and
CGU	Goodwill	equipment	Total
Round Mountain	$58.7	$118.7	$177.4
Paracatu	65.5	—	65.5
Maricunga	175.9	27.4	203.3
Tasiast	—	1,409.2	1,409.2
Chirano	359.8	—	359.8
Lobo-Marte	—	182.8	182.8
Total	$659.9	$1,738.1	$2,398.0

Also as a result of the impairment assessment at June 30, 2013, the Company recognized an impairment charge related to its investment in Cerro Casale of $219.0 million, for the year ended December 31, 2013, which was recorded in other income (expense).

The June 30, 2013 non-cash impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

During the year ended December 31, 2012, the Company recorded impairment charges aggregating $3,527.6 million, comprised of $3,416.3 million at Tasiast and $111.3 million at Chirano, which were recorded within cost of sales in the consolidated statement of operations.  As a result of the impairment charge related to the Tasiast CGU, a tax recovery of $321.5 million was recorded within tax expense.  The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and a charge of $1,286.0 million related to property, plant and equipment.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test.  The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs.  The impairment charge at Chirano related entirely to goodwill.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount (fair value less costs to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and NAV multiples. The Company performed a sensitivity analysis on all key assumptions and determined that, other than as disclosed below, no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

At December 31, 2013, the estimated recoverable amount for the Kupol CGU exceeded its carrying amount by approximately $262.2 million.  The LOM production cash cost per ounce for the Kupol CGU, when considered in isolation, would need to increase by 13% in order for the estimated recoverable amount to equal the carrying value.  However, the Company believes that an adverse change in any of the key assumptions would have an associated impact on certain other inputs into the long-term LOM plans, which may offset, to a certain extent, the impact of the adverse change.

ii.                                     Inventory

As at December 31, 2013, an impairment charge of $142.5 million was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.  As at June 30, 2013, an impairment charge of $35.1 million was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.  No impairment charges related to inventory were recorded at December 31, 2012.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

9.                                            INVESTMENTS IN ASSOCIATE AND JOINT VENTURES

The investments in associate and joint ventures are accounted for under the equity method and had the following carrying values:

	December 31,	December 31,	January 1,
	2013	2012	2012
Cerro Casale (a)	$297.7	$515.8	$502.5
Puren	17.5	20.3	45.9
Crixás (b)	—	—	106.5
	$315.2	$536.1	$654.9

(a)         As at June 30, 2013, an impairment charge of $219.0 million was recorded against the Company’s investment in Cerro Casale. See Note 8.

(b)         Crixás was accounted for as a joint venture using the equity method beginning January 1, 2012 through to the date of disposal. See Note 6.

There are no publicly quoted market prices for Cerro Casale and Puren. No dividend was received from Cerro Casale and Puren during the years ended December 31, 2013 and 2012.

Summarized financial information, reflecting fair value adjustments made by the Company, for Cerro Casale on a 100% basis are as follows:

	Balance Sheet
	As at December 31,
	2013	2012
Current assets	$4.9	$8.7
Non-current assets	2,069.3	2,061.6
	2,074.2	2,070.3
Current liabilities	4.6	7.0
Non-current liabilities	2.8	0.1
	7.4	7.1
Net assets	$2,066.8	$2,063.2
Ownership interest	25%	25%
	516.7	515.8
Impairment charge (a)	(219.0)	—
Carrying amount of the investment	$297.7	$515.8

	Statement of Operations
	For the years ended December 31,
	2013	2012
Revenue	$—	$—
Expense	30.0	25.8
Net loss and total comprehensive loss	$30.0	$25.8
Equity in losses of Cerro Casale	$7.5	$6.5

(a)         As at June 30, 2013, the Company recognized an impairment charge of $219.0 million (December 31, 2012 - $nil) related to its investment in Cerro Casale as a result of the impairment assessment disclosed in Note 8.

A contingent liability related to the Company’s investment in Cerro Casale is included in Note 19.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

10.                                     FAIR VALUE MEASUREMENT

(a)                                 Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts, except as noted below, are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2013 include:

				Aggregate Fair
	Level 1	Level 2	Level 3	Value
Available-for-sale investments	$20.4	$—	$—	$20.4
Derivative instruments
Interest rate swaps	—	(2.9)	—	(2.9)
Foreign currency forward contracts	—	(48.9)	—	(48.9)
Energy swap contracts	—	2.7	—	2.7
Total return swap	—	(0.5)	—	(0.5)
	$20.4	$(49.6)	$—	$(29.2)

During the year ended December 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into, or out of, Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Embedded derivatives:

Prior to the expiration of the Canadian dollar denominated common share purchase warrants on September 3, 2013, the Company determined the fair value of the embedded derivative based on the closing price that was a quoted market price obtained from the exchange that was the principal active market for the warrants, and therefore was classified within Level 1 of the fair value hierarchy.

Prior to the settlement of the convertible senior notes in the first quarter of 2013, the Company determined the fair value of the embedded derivative related to the conversion options based on pricing models which used a number of observable market-determined variables, and therefore was classified within Level 2 of the fair value hierarchy.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Derivative instruments:

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative instruments are classified within Level 2 of the fair value hierarchy.

	December 31, 2013		December 31, 2012
	Asset / (Liability)		Asset / (Liability)
	Fair Value	AOCI	Fair Value	AOCI
Interest rate contracts
Interest rate swaps (a) (i)	$(2.9)	$(2.9)	$(2.7)	$(2.5)

Currency contracts
Foreign currency forward contracts (b) (ii)	(48.9)	(34.1)	(7.3)	(1.8)

Commodity contracts
Energy swap contracts (c) (iii)	2.7	1.1	2.5	2.0

Other contracts
Total return swap (iv)	(0.5)	—	(0.2)	—

Canadian dollar denominated common share purchase warrants liability (v)	—	—	(0.2)	—

Convertible senior notes - conversion option (vi)	—	—	—	—

Total all contracts	$(49.6)	$(35.9)	$(7.9)	$(2.3)

Unrealized fair value of derivative assets
Current	5.1		15.0
Non-current	0.6		9.6
	$5.7		$24.6

Unrealized fair value of derivative liabilities
Current	(41.3)		(22.0)
Non-current	(14.0)		(10.5)
	$(55.3)		$(32.5)

Total net fair value	$(49.6)		$(7.9)

(a)         Of the total amount recorded in AOCI, $nil will be reclassified to net earnings within the next 12 months.

(b)         Of the total amount recorded in AOCI, $(27.0) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(c)          Of the total amount recorded in AOCI, $1.1 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)                                    Interest rate swaps

When the floating rate term loan was originally arranged in August 2012 (see Note 12(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10 , 2015.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

(ii)                                Foreign currency forward contracts

The following table provides a summary of foreign currency forward contracts outstanding at December 31, 2013, maturing in:

	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	302.9	88.0	390.9
Average price	2.17	2.34	2.21
Chilean peso forward buy contracts
(in millions of U.S. dollars)	73.0	—	73.0
Average price	532.70	—	532.70
Russian rouble forward buy contracts
(in millions of U.S. dollars)	48.0	48.0	96.0
Average price	34.69	35.88	35.28
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	111.6	—	111.6
Average price	1.04	—	1.04

During 2013, the following new forward buy derivative contracts were engaged:

•                  $80.4 million Brazilian reais at an average rate of 2.21 maturing in 2014;

•                  $40.0  million Chilean pesos at an average rate of 515.50 maturing in 2014;

•                  $23.0  million Russian roubles at an average rate of 35.69 maturing in 2015; and

•                  $63.6  million Canadian dollars at an average rate of 1.04 maturing in 2014.

At December 31, 2013, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

•                  Brazilian real forward buy contracts — unrealized loss of $31.5 million (December 31, 2012 — $18.6 million loss);

•                  Chilean peso forward buy contracts - unrealized loss of $0.7 million (December 31, 2012 — $6.8 million gain);

•                  Russian rouble forward buy contracts — unrealized gain of $1.1 million (December 31, 2012 — $5.6 million gain); and

•                  Canadian dollar forward buy contracts — unrealized loss of $3.0 million (December 31, 2012 — $4.4 million gain).

(iii)                            Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts.  The Company entered into energy swap contracts that protect against the risk of fuel price increases.  Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2013, maturing in:

	2014	2015	Total
Energy
Oil swap contracts (barrels)	175,000	100,000	275,000
Average price	88.78	86.64	88.00
Diesel swap contracts (gallons)	2,520,000	—	2,520,000
Average price	2.83	—	2.83
Gasoil swap contracts (tonnes)	16,104	—	16,104
Average price	864.00	—	864.00

During 2013, no new commodity derivative contracts were engaged.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

At December 31, 2013, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

•                  Oil swap contracts — unrealized gain of $0.3 million (December 31, 2012 — $0.9 million gain);

•                  Diesel swap contracts - unrealized gain of $0.1 million (December 31, 2012 — $0.2 million loss); and

•                  Gasoil swap contracts — unrealized gain of $0.7 million (December 31, 2012 — $1.3 million gain).

(iv)                             Total return swap

A total return swap (“TRS”) was engaged during the fourth quarter of 2008 as an economic hedge of the Company’s DSUs.  Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS.  At December 31, 2013, 86% of the DSUs were economically hedged (December 31, 2012 — 91%), although hedge accounting was not applied.

(v)                                 Canadian dollar denominated common share purchase warrants liability

Prior to the expiration of the Canadian dollar denominated common share purchase warrants on September 3, 2013, the derivative instruments were measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the consolidated statement of operations.  For the year ended December 31, 2013, the Company recognized a gain of $0.2 million (year ended December 31, 2012 — $18.4 million gain) in the consolidated statement of operations.

(vi)                             Convertible senior notes - conversion option

Prior to the settlement of the convertible notes on March 15, 2013 and April 30, 2013, the Company’s option to settle its convertible notes in cash or shares upon conversion caused the conversion option to be considered an embedded derivative which was recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the consolidated statement of operations.  For the year ended December 31, 2012, the Company recognized a gain of $2.6 million.  No such gains or losses were recognized for the year ended December 31, 2013.

(b)                                 Non-recurring fair value measurement:

During the year ended December 31, 2013, property, plant and equipment and goodwill related to certain CGUs were written down to their recoverable amounts. Certain assumptions used in the calculation of these recoverable amounts are categorized as Level 3 in the fair value hierarchy. See Note 3 (ix) and Note 8.

(c)                                  Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

11.                                     CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.                 Capital management

The Company’s objectives when managing capital are to:

•             Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

•             Ensure the Company has the capital and capacity to support a long-term growth strategy;

•             Provide investors with a superior rate of return on their invested capital;

•             Ensure compliance with all bank covenant ratios; and

•             Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and its total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31,	December 31,
	2013	2012
Long-term debt	$2,059.6	$2,116.4
Current portion of long-term debt	60.0	516.2
Total debt	2,119.6	2,632.6
Common shareholders’ equity	6,014.0	9,850.2
Total debt / total debt and common shareholders’ equity ratio	26.1%	21.1%
Company target	0 – 30%	0 – 30%

ii.             Gold and silver price risk management

The Company’s practice is to not hedge metal sales.  However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales.  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

No derivatives to hedge metal sales were outstanding in 2012 and 2013.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

iii.         Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows.  The Company has entered into forward contracts to purchase Canadian dollars, Brazilian reais, Chilean pesos, and Russian roubles as part of this risk management strategy.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2013, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company’s net working capital, on earnings before taxes and OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other.

		10% strengthening in U.S. dollar		10% weakening in U.S. dollar
	Foreign currency net working asset (liability)	Effect on earnings before taxes, gain (loss)(a)	Effect on OCI before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)(a)	Effect on OCI before taxes, gain (loss)(a)
Canadian dollars	(4.3)	0.4	—	(0.5)	—
Brazilian reais	13.3	(1.2)	—	1.5	—
Chilean pesos	(12.1)	1.1	—	(1.3)	—
Russian roubles	80.4	(7.3)	—	8.9	—
Mauritanian ouguiya	(10.5)	1.0	—	(1.2)	—
Ghanaian cedi	14.8	(1.3)	—	1.6	—
Other (b)	(16.7)	1.5	—	(1.8)	—

(a)         As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates.  Gains and losses on translation of foreign currencies are included in earnings.

(b)         Includes British pounds, Australian dollars, South African rand, and Japanese yen.

At December 31, 2013, with other variables unchanged, the following represents the effect of the Company’s foreign currency forward contracts on earnings before taxes and OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso and Russian rouble.

	10% strengthening in U.S. dollar		10% weakening in U.S. dollar
	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss)(a)
Canadian dollars	$—	$(9.8)	$—	$12.0
Brazilian reais	$—	$(29.1)	$—	$35.2
Chilean pesos	$—	$(6.5)	$—	$7.9
Russian roubles	$—	$(8.4)	$—	$10.2

(a)         Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

iv.          Interest rate risks

The Company is exposed to interest rate risk on its variable rate debt. During 2008, the Company entered into an interest rate swap for KBM in order to fix the interest rates on 50% of the Paracatu term loan, which was maturing in February 2012. Under the contract, KBM was to pay a rate of 3.83% and receive LIBOR plus 1%.  The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

When the floating rate term loan was originally arranged in August 2012 (see Note 12(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  At December 31, 2013 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would decrease OCI before taxes by $7.8 million, and a 50 basis point upward shift in the interest rate curve would increase OCI before taxes by $7.8 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

v.              Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts.  The Company entered into energy swap contracts that protect against the risk of fuel price increases.  Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2013, with other variables unchanged, the following represents the effect of the Company’s energy swap contracts on earnings before taxes, and OCI before taxes from a 10% change in oil, gasoil, and diesel prices.

	10% increase in price		10% decrease in price
	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss)(a)	Effect of on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss)(a)
Oil	$—	$2.5	$—	$(2.5)
Gasoil	$—	$1.5	$—	$(1.5)
Diesel	$—	$0.7	$—	$(0.7)

(a)         Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which will be to earnings.

vi.          Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2013 - $734.5 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets.  The Company continuously monitors and reviews both actual and forecasted cash flows.  The contractual cash flow requirements for financial liabilities at December 31, 2013 are as follows:

					More than 5
	Total	Within 1 year	2 to 3 years	4 to 5 years	years
Long-term debt (a)	$2,964.6	$146.4	$488.5	$1,107.4	$1,222.3
Derivative liabilities - net	$49.6	$36.2	$13.4	$—	$—

(a)         Includes long-term debt, including the current portion, interest and the full face value of the senior notes.

vii.      Credit risk management

Credit risk relates to cash and cash equivalents, short-term investments, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating.  As at December 31, 2013, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, accounts receivable and derivative contracts.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

12.       LONG-TERM DEBT AND CREDIT FACILIITIES

				December 31, 2013				December 31, 2012
					Deferred
			Interest	Nominal	Financing	Carrying	Fair	Carrying	Fair
			Rates	Amount	Costs	Amount (a)	Value (b)	Amount (a)	Value (b)

Corporate term loan facility	(i	)	Variable	$1,000.0	$(4.0)	$996.0	$996.0	$996.6	$996.6
Convertible senior notes	(ii	)	1.75%	—	—	—	—	452.9	460.4
Senior notes	(iii	)	3.625%-6.875%	994.3	(8.9)	985.4	965.9	983.5	1,045.8
Kupol loan	(iv	)	Variable	140.0	(1.8)	138.2	138.2	196.3	196.3
Finance leases	(v	)	5.62%	—	—	—	—	3.3	3.3
				2,134.3	(14.7)	2,119.6	2,100.1	2,632.6	2,702.4
Less: current portion				(60.0)	—	(60.0)	(60.0)	(516.2)	(516.2)
Long-term debt				$2,074.3	$(14.7)	$2,059.6	$2,040.1	$2,116.4	$2,186.2

(a) Includes transaction costs on debt financings.

(b) The fair value of debt is primarily determined using quoted market prices. See Note 10(c).

Scheduled debt repayments

						2019 and
	2014	2015	2016	2017	2018	thereafter	Total
Corporate term loan facility	$—	$—	$—	$1,000.0	$—	$—	$1,000.0
Senior notes	—	—	250.0	—	—	750.0	1,000.0
Kupol loan	60.0	60.0	20.0	—	—	—	140.0
Total debt payable	$60.0	$60.0	$270.0	$1,000.0	$—	$750.0	$2,140.0

(i)            Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015. As at December 31, 2013, the Company had utilized $31.9 million (December 31, 2012 — $35.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at December 31, 2013, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  As a result, the interest rate swaps now only hedge the term loan’s interest rate exposure until the original maturity of August 2015.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at December 31, 2013.

(ii)        Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars, paying interest semi-annually at a rate of 1.75% per annum.  The convertible senior notes were redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible senior notes had the right to require Kinross to repurchase the convertible senior notes on March 15, 2013, 2018 and 2023.  The repurchase price was equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any.  On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible notes in the amount of $5.4 million.

(iii)    Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iv)     Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $154.7 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan.

As at December 31, 2013, cash of $34.0 million (December 31, 2012 - $34.0 million) was restricted for payments related to this loan.

(v)         Finance leases

As at December 31, 2013 and 2012, the finance lease obligations are as follows:

	December 31, 2013			December 31, 2012
	Future		Present	Future		Present
	Payments	Interest	value	payments	Interest	value
Less than one year	$—	$—	$—	$3.3	$—	$3.3
Between one and five years	—	—	—	—	—	—
	$—	$—	$—	$3.3	$—	$3.3

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

The Company recorded interest expense related to the finance leases of $0.1 million and $0.5 million for the years ended December 31, 2013 and 2012, respectively.  The cost of the assets and the accumulated depreciation related to the finance leases was $34.1 million and $25.3 million, respectively as at December 31, 2013 (December 31, 2012 — $39.8 million and $24.7 million, respectively).  The depreciation expense related to these assets for the year ended December 31, 2013 was $3.0 million (year ended December 31, 2012 - $4.5 million).  Repayments on the finance leases were completed in June 2013.

(vi)     Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River—Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at December 31, 2013, $164.1 million (December 31, 2012 - $164.1 million) was utilized under this facility.

In addition, at December 31, 2013, the Company had approximately $42.0 million (December 31, 2012 - $44.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2013 and December 31, 2012, $nil was outstanding under such borrowings.

13.       PROVISIONS

	Reclamation and
	remediation
	obligations (i)	Other	Total
Balance at January 1, 2013	$719.8	$42.6	$762.4
Additions	36.1	24.6	60.7
Reductions	(84.6)	(7.3)	(91.9)
Reclamation spending	(23.9)	—	(23.9)
Accretion	17.7	—	17.7
Reclamation expenses	(1.0)	—	(1.0)
Balance at December 31, 2013	$664.1	$59.9	$724.0

Current portion	19.4	20.7	40.1
Non-current portion	644.7	39.2	683.9
	$664.1	$59.9	$724.0

(i)            Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.  Reclamation and remediation obligations arise throughout the life of each mine.  The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation.  The additions and reductions in the table above reflect changes in estimated costs, timing of expenditures and discount rates at individual sites.

Included in other operating costs for the year ended December 31, 2013 is a $1.0 million recovery (year ended December 31, 2012 — $10.8 million charge) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2014 and 2034. The discount rates used in estimating the site restoration cost obligation were between 0.2% and 10.3% for the year ended December 31, 2013 (year ended December 31, 2012 - 0.2% and 10.4%), and the inflation rate used was between 1.5% and 7.0% for the year ended December 31, 2013 (year ended December 31, 2012 - 1.5% and 7.5%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2013, letters of credit totaling $200.5 million (December 31,

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

2012 — $204.0 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

14.       COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2013 and 2012 is as follows:

	Year ended December 31, 2013		Year ended December 31, 2012
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000’s)		(000’s)
Common shares
Balance at January 1,	1,140,132	$14,530.5	1,137,732	$14,494.6
Under employee share purchase plan	621	4.0	758	7.2
Under share option and restricted share plans	1,710	22.9	1,300	22.4
Under Underworld options	—	—	62	1.1
Under Red Back options	965	17.7	280	5.2
Balance, at end of period	1,143,428	$14,575.1	1,140,132	$14,530.5

Common share purchase warrants (a)
Balance at January 1,	45,454	$162.0	45,454	$162.0
Conversion of warrants	—	—	—	—
Expiry of warrants	(19,695)	—	—	—
Balance, at end of period	25,759	$162.0	45,454	$162.0
Total common share capital and common share purchase warrants		$14,737.1		$14,692.5

(a)   Amount includes only the value of the U.S. dollar denominated warrants.  Canadian dollar denominated warrants which expired on September 3, 2013 were considered an embedded derivative and classified as a liability (see Note 11).

i.                 Dividends on common shares

The following summarizes dividends paid during the years ended December 31, 2013 and 2012. There were no dividends declared but unpaid at December 31, 2013.

	Per share	Total amount ($)
Dividends paid during the following period:
Three months ended March 31, 2013	$0.08	91.3
Total		$91.3

	Per share	Total amount ($)
Dividends paid during the following periods:
Three months ended September 30, 2012	$0.08	$91.2
Three months ended March 31, 2012	$0.08	91.1
Total		$182.3

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

ii.             Common share purchase warrants

The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

(a)         Canadian dollar denominated common share purchase warrants

The following table summarizes information about the common share purchase warrants outstanding at December 31, 2013:

Weighted average
	Share equivalents	exercise price
	of warrants (000’s)	(CDN$/warrant)
Balance at January 1, 2013	19,695	$32.00
Issued	—	—
Exercised	—	—
Expired	(19,695)	32.00
Balance at December 31, 2013	—	$—

The Canadian dollar denominated common share purchase warrants expired on September 3, 2013.

(b)         U.S. dollar denominated common share purchase warrants

The following table summarizes information about the common share purchase warrants outstanding at December 31, 2013:

		Weighted average
	Share equivalents	exercise price
	of warrants (000’s)	($/warrant)
Balance at January 1, 2013	25,759	$21.30
Issued	—	—
Exercised	—	—
Balance at December 31, 2013	25,759	$21.30

The U.S. dollar denominated common share purchase warrants expire on September 17, 2014.

The following table summarizes information regarding the U.S. dollar denominated common share purchase warrants outstanding and exercisable at December 31, 2013:

US dollar denominated common share purchase warrants

			Weighted average
	Number		remaining
	outstanding	Weighted average	contractual life
Exercise Price	(000’s)(a)	exercise price (US$)	(years)

$21.30	25,759	$21.30	0.71
Outstanding at December 31, 2013	25,759	$21.30	0.71

(a)         Represents share equivalents of warrants.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

15.                                     SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2013 and 2012 was as follows:

	Years ended December 31,
	2013	2012
Share option plan expense (i)	$8.0	$11.8
Restricted share unit plan expense, including restricted performance shares (ii)	21.8	22.3
Deferred share units expense (iii)	1.8	1.5
Employer portion of employee share purchase plan (iv)	1.3	2.4
Total share-based compensation	$32.9	$38.0

(i)            Share option plan

The Company has a share option plan for officers and employees, enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed the lower of 21.1 million common shares or 10% of the total number of outstanding common shares at any time. Each option granted under the plan before February 16, 2011 is for a maximum of five years.  Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years.  One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2013 expire at various dates to 2020.  The number of common shares available for the granting of options as at December 31, 2013 was 5.2 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2013 and 2012:

	2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(000’s)	(CDN$/option)	(000’s)	(CDN$/option)
Balance at January 1	14,650	$13.15	13,728	$15.85
Granted	3,037	7.63	4,939	9.79
Exercised	(965)	3.84	(342)	4.70
Forfeited	(1,051)	11.49	(1,273)	16.81
Expired	(1,329)	20.06	(2,402)	20.91
Outstanding at end of period	14,342	$12.09	14,650	$13.15

For the years ended December 31, 2013 and 2012, the weighted average share price at the date of exercise was $5.77 and $10.32, respectively.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2013:

		Options outstanding			Options exercisable
			Weighted	Average		Weighted	Average
			average	remaining		average	remaining
		Number of	exercise	contractual	Number of	exercise	contractual
Exercise price range in		options	price	life	options	price	life
CDN$:		(000’s)	(CDN$)	(years)	(000’s)	(CDN$)	(years)
$3.55	$4.22	75	$3.65	2.75	75	$3.65	2.75
4.23	9.53	6,004	7.67	4.61	2,122	7.52	1.95
9.54	14.31	2,508	10.77	4.75	1,177	10.82	4.27
14.32	21.48	5,034	16.49	2.10	4,663	16.51	1.93
21.49	23.74	721	23.74	0.15	721	23.74	0.15
		14,342	$12.09	3.52	8,758	$14.05	2.11

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the years ended December 31, 2013 and 2012:

	2013	2012

Weighted average share price (CDN$)	$7.63	$9.79
Expected dividend yield	1.7%	1.66%
Expected volatility	40.7%	43.2%
Risk-free interest rate	1.5%	1.4%
Estimated forfeiture rate	3.0%	3.0%
Expected option life (in years)	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$2.31	$3.15

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

(ii)                                Restricted Share Plan

The Company has a Restricted Share Plan whereby RSUs and RPSUs may be granted to employees, officers and consultants of the Company. The current maximum number of common shares issuable under this plan is 20.0 million.

(a)                                 Restricted share units

RSUs are exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about the RSUs outstanding at December 31, 2013 and 2012:

	2013		2012
	Number of units	Weighted average fair value	Number of units	Weighted average fair value
	(000’s)	(CDN$/unit)	(000’s)	(CDN$/unit)
Balance at January 1	3,954	$12.00	2,554	$17.43
Granted	3,027	7.62	3,430	10.38
Reinvested	53	9.72	65	12.83
Redeemed	(1,666)	12.84	(1,284)	18.12
Forfeited	(742)	10.27	(811)	12.64
Outstanding at end of period	4,626	$9.08	3,954	$12.00

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

(b)         Restricted performance share units

In 2009, the Company commenced issuing RPSUs under the Restricted Share Plan.  The RPSUs are subject to certain vesting requirements and vest at the end of three years.  The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs outstanding at December 31, 2013 and 2012:

	2013		2012
		Weighted average		Weighted average
	Number of units	fair value	Number of units	fair value
	(000’s)	(CDN$/unit)	(000’s)	(CDN$/unit)
Balance at January 1	843	$12.98	548	$17.38
Granted	816	7.05	770	10.75
Reinvested	16	8.74	17	13.26
Redeemed	(44)	17.95	(16)	22.65
Forfeited	(241)	11.23	(476)	14.12
Outstanding at end of period	1,390	$9.60	843	$12.98

(iii)                            Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the last date of each quarter. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2013 and 2012 are as follows:

	Years ended December 31,
	2013	2012
DSUs granted (000’s)	340	158
Weighted average grant-date fair value (CDN$/ unit)	$5.47	$9.39

There were 790,774 DSUs outstanding, for which the Company had recognized a liability of $3.5 million, as at December 31, 2013 (December 31, 2012 - $4.4 million).

(iv)                             Employee share purchase plan

The Company has an employee Share Purchase Plan whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company makes a contribution which is equal to 50% of the employees’ contributions. The Company issues common shares equal to the employees’ contributions and the Company’s contributions from treasury each quarter. The common shares are issued based on the weighted average closing price on the last twenty trading sessions prior to the end of the quarter.

The number of shares issued by the Company and the average price per share issued for the years ended December 31, 2013 and 2012 are as follows:

	Years ended December 31,
	2013	2012
Common shares issued (000’s)	621	758
Average price of shares issued ($/share)	$6.44	$9.84

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

16.                                     EARNINGS (LOSS) PER SHARE

Basic and diluted net loss from continuing operations attributable to common shareholders of Kinross for the year ended December 31, 2013 was $3,012.6 million (year ended December 31, 2012 — $2,546.2 million). Basic and diluted net loss attributable to common shareholders of Kinross for the year ended December 31, 2013 was $3,742.7 million (year ended December 31, 2012 - $2,504.9 million).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2013	2012
Basic weighted average shares outstanding:	1,142,109	1,139,058
Weighted average shares dilution adjustments:
Stock options (a)	—	—
Restricted shares	—	—
Performance shares	—	—
Common share purchase warrants (a)	—	—
Convertible senior notes	—	—
Diluted weighted average shares outstanding	1,142,109	1,139,058

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	15,227	13,104
Restricted shares	4,906	3,979
Performance shares	1,408	1,048
Common share purchase warrants	39,033	45,455
Convertible senior notes	15,515	48,519

(a)         Dilutive stock options and warrants were determined using the Company’s average share price for the year.  For the years ended December 31, 2013 and 2012, the average share price used was $6.01 and $9.48, respectively.

(b)         These adjustments were excluded, as they are anti-dilutive.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

17.                                     INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2013	2012
Current tax expense
Current period	$301.8	$467.2
Adjustment for prior period	18.1	14.0

Deferred tax expense
Origination and reversal of temporary differences	(616.5)	(295.3)
Impact of changes in tax rate	2.3	119.0
Change in unrecognized deductible temporary differences	396.4	(45.6)
Recognition of previously unrecognized tax losses	(29.7)	0.1
	$72.4	$259.4

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2013	2012
Combined statutory income tax rate	26.5%	26.5%

Increase (decrease) resulting from:
Mining taxes	0.3%	0.1%
Resource allowance and depletion	0.5%	0.4%
Difference in foreign tax rates and FX on deferred income taxes within income tax expense	(5.5)%	(4.2)%
Benefit of losses not recognized	(1.4)%	(2.2)%
Recognition of tax attributes not previously benefited	(8.8)%	0.1%
Under (over) provided in prior periods	1.4%	(1.5)%
Income not subject to tax	1.4%	1.7%
Effect of non-deductible impairment	(14.2)%	(24.9)%
Enacted rate change	(0.1)%	(5.2)%
Accounting expenses disallowed for tax	(1.8)%	(1.4)%
Taxes on repatriation of foreign earnings	(0.5)%	(0.8)%
Other	(0.3)%	0.1%
Effective tax rate	(2.5)%	(11.3)%

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

i.                 Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31,	December 31,
	2013	2012
Deferred tax assets
Accrued expenses and other	$168.2	$110.8
Property, plant and equipment	18.4	—
Reclamation and remediation obligations	134.8	169.4
Inventory capitalization	6.7	0.4
Non-capital loss carryforwards	21.3	2.7
	349.4	283.3
Deferred tax liabilities
Accrued expenses and other	14.8	17.7
Property, plant and equipment	688.7	872.8
Inventory capitalization	16.1	21.1
Deferred tax liabilities - net	$370.2	$628.3

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31,	December 31,
	2013	2012

Balance at the beginning of the period	$628.3	$857.2
Recognized in profit/loss	(247.5)	(221.8)
Recognized in OCI	(11.3)	10.4
Discontinued operations	—	(14.1)
Other	0.7	(3.4)
Balance at the end of the period	$370.2	$628.3

ii.             Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2013 is $6.1 billion (December 31, 2012 — $8.7 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2013	2012
Deductible temporary differences	$525.1	$69.2
Tax losses	173.4	138.7

The tax losses not recognized expire as per the amount and years noted below.  The deductible temporary differences do not expire under current tax legislation.  Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

iii.         Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date

Canada	Net operating losses	$340.4	2014 - 2033
United States(a)	Net operating losses	58.7	2014 - 2033
Chile	Net operating losses	111.0	No expiry
Mexico	Net operating losses	16.2	2017 - 2023
Barbados	Net operating losses	801.8	2014 - 2022
Other	Net operating losses	106.2	2023

(a)  Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

18.                                     SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties.  The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds.  Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure.  It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team.  Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments.  Finance income, finance expense, other income (expense), and equity in gains (losses) of associate and joint venture are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador.  Kinross’ decision to cease the development of FDN resulted in an impairment charge of $720.0 million in the second quarter of 2013.  As a result, FDN is no longer a reportable segment, and is considered a discontinued operation. See Note 6.

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  As a result, Crixás is no longer a reportable segment, and is considered a discontinued operation. See Note 6.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

i.                                         Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments (a)
Year ended December 31, 2013:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$596.5	228.7	710.1	249.9	272.5	775.1	214.4	344.5	387.8	—	$3,779.5
Cost of sales
Production cost of sales	236.6	135.3	424.9	142.2	225.3	288.6	83.1	256.7	211.7	—	2,004.4
Depreciation, depletion and amortization	103.7	22.4	110.2	110.9	69.9	102.7	62.8	93.8	144.1	8.3	828.8
Impairment charges	—	177.4	65.5	3.3	693.4	30.5	—	1,488.1	359.8	351.6	3,169.6
Total cost of sales	340.3	335.1	600.6	256.4	988.6	421.8	145.9	1,838.6	715.6	359.9	6,002.8
Gross profit (loss)	$256.2	(106.4)	109.5	(6.5)	(716.1)	353.3	68.5	(1,494.1)	(327.8)	(359.9)	$(2,223.3)
Other operating expense (income)	—	—	2.9	18.7	(4.6)	—	9.0	51.2	6.4	4.6	88.2
Exploration and business development	5.2	0.3	—	9.7	0.1	24.8	5.9	30.0	10.2	60.9	147.1
General and administrative	—	—	—	—	—	12.5	—	0.1	—	164.0	176.6
Operating earnings (loss)	$251.0	(106.7)	106.6	(34.9)	(711.6)	316.0	53.6	(1,575.4)	(344.4)	(589.4)	$(2,635.2)
Other income (expense) - net											(259.1)
Equity in income (losses) of associate and joint venture											(10.3)
Finance income											7.6
Finance expense											(42.8)
Loss from continuing operations before tax											$(2,939.8)
Loss from discontinued operations before tax (d)											$(736.3)

	Operating segments									Non-operating segments (a)
Year ended December 31, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa (e)	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total (e)
Revenue
Metal sales	$556.3	317.2	785.1	288.6	395.0	910.3	260.1	297.0	497.7	—	$4,307.3
Cost of sales
Production cost of sales	221.2	136.7	415.4	167.6	184.8	272.9	75.6	159.7	215.3	—	1,849.2
Depreciation, depletion and amortization	66.8	28.2	85.3	49.5	22.1	107.7	73.9	75.4	163.3	8.7	680.9
Impairment charges	—	—	—	—	—	—	—	3,416.3	111.3	—	3,527.6
Total cost of sales	288.0	164.9	500.7	217.1	206.9	380.6	149.5	3,651.4	489.9	8.7	6,057.7
Gross profit (loss)	$268.3	152.3	284.4	71.5	188.1	529.7	110.6	(3,354.4)	7.8	(8.7)	$(1,750.4)
Other operating expense	—	—	—	0.4	8.4	1.2	2.4	37.6	6.6	26.0	82.6
Exploration and business development	7.4	1.1	0.2	5.5	0.8	27.5	18.0	74.6	9.5	85.2	229.8
General and administrative	—	—	—	—	—	5.5	—	0.2	—	173.4	179.1
Operating earnings (loss)	$260.9	151.2	284.2	65.6	178.9	495.5	90.2	(3,466.8)	(8.3)	(293.3)	$(2,241.9)
Other income (expense) — net											(6.8)
Equity in income (losses) of associate and joint venture											(6.2)
Finance income											5.3
Finance expense											(42.0)
Loss from continuing operations before tax											$(2,291.6)
Earnings from discontinued operations before tax (d)											$110.4

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

	Operating segments									Non-operating segments(a)
		Round					Kettle River-			Corporate and	Discontinued
	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other (b)	Operation (d)	Total
Property, plant and equipment at:
December 31, 2013	$486.0	164.8	1,863.3	97.8	135.8	1,163.0	54.4	1,082.1	1,085.0	450.5	—	$6,582.7

Total assets at:
December 31, 2013	$721.9	230.2	2,113.6	396.2	342.0	2,262.1	102.8	1,669.2	1,251.6	1,195.2	1.9	$10,286.7

Capital expenditures for year ended December 31, 2013 (c)	$137.6	63.2	152.8	11.3	57.8	117.1	8.4	729.7	96.0	21.8	14.3	$1,410.0

	Operating segments									Non-operating segments(a)
		Round					Kettle River-			Corporate and	Discontinued
	Fort Knox	Mountain	Paracatu	La Coipa (e)	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other(b)	Operations (d)	Total (e)
Property, plant and equipment at:
December 31, 2012	$463.1	250.8	1,871.1	197.9	585.8	1,151.4	106.3	1,876.7	1,138.7	620.2	706.1	$8,968.1

Total assets at:
December 31, 2012	$668.7	359.5	2,222.5	534.4	1,023.4	2,096.3	148.8	2,517.7	1,710.7	2,891.0	709.6	$14,882.6

Capital expenditures for year ended December 31, 2012(c)	$142.8	67.7	310.0	71.9	123.0	169.8	9.7	893.4	79.0	66.2	75.3	$2,008.8

(a) Non-operating segments include development properties.

(b) Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).

(c) Segmented capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

(d) On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador. On June 28, 2012, the Company disposed of its interest in Crixás. See Note 6.

(e) Amount has been recast as a result of the adoption of IFRS 11 on January 1, 2013. See Note 4.

ii.                                     Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales (b)		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2013	2012	2013	2012
Geographic information (a)
United States	$1,039.6	$1,133.6	$710.1	$825.3
Russian Federation	775.1	910.3	1,163.0	1,151.8
Brazil	710.1	785.1	1,867.3	1,875.1
Chile (c)	522.4	683.6	477.3	1,198.4
Mauritania	344.5	297.0	1,091.7	1,887.0
Ghana	387.8	497.7	1,104.9	1,158.6
Ecuador	—	—	—	706.1
Canada	—	—	168.4	165.8
Total	$3,779.5	$4,307.3	$6,582.7	$8,968.1

(a) Geographic location is determined based on location of the mining assets

(b) Metal sales for Brazil exclude Crixás.  See Note 6(ii).

(c) Amount has been recast as a result of the adoption of IFRS 11 on January 1, 2013. See Note 4.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

iii.                                 Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

							Kettle
For the year ended		Round					River-
December 31, 2013:	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total

Customer
1	$111.7	72.5	369.0	43.6	272.5	123.5	36.5	69.3	69.9	$1,168.5
2	—	—	—	—	—	651.6	—	—	—	651.6
3	156.6	48.0	41.4	38.4	—	—	50.8	75.4	49.4	460.0
										$2,280.1
% of total metal sales										60.3%

							Kettle
For the year ended		Round					River-
December 31, 2012:	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total

Customer
1	$138.1	78.8	278.1	85.3	196.3	360.0	64.6	117.3	60.2	$1,378.7
2	—	—	—	—	—	598.9	—	—	—	598.9
3	89.7	51.1	—	36.2	—	—	41.9	48.5	187.2	454.6
										$2,432.2
% of total metal sales										56.4%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

19.                                     COMMITMENTS AND CONTINGENCIES

i.                 Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.  Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $12.0 million, $9.2 million, $7.3 million, $7.3 million and $6.2 million for each year from 2014 to 2018, respectively, and $3.1 million thereafter.

Purchase commitments

At December 31, 2013, the Company had future commitments of approximately $68.6 million (December 31, 2012 — $90.3 million) for capital expenditures.

ii.             Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Cerro Casale contingency

The Company was obligated to pay $40 million to Barrick if a positive production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to the defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the defendants filed a reply on May 1, 2013.  On June 6, 2013 the Court issued an opinion and order denying the defendants’ motion for reconsideration.  On July 8, 2013 the defendants filed their answer to the Amended U.S. Complaint.  The parties are now in the fact discovery phase of litigation, which includes the production of information and documents (which was substantially completed on January 10, 2014), and later the oral depositions of witnesses.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiffs’ leave and certification motions was held from October 22—24, 2013. On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs have appealed the Order of the Ontario Court. The appeals on the certification and leave motions have been consolidated and will both been heard by the Ontario Court of Appeal. Kinross currently expects that appeal will be heard within 12 months. Presently, and subject to the outcome of any appeal, as a result of the Ontario Court’s decision, the only claim that remains is an individual claim, not a class proceeding by the Trustees of the Musicians’ Pension Fund of Canada, asserting common law negligent

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

misrepresentations.  Kinross believes that the remaining individual claim is without merit and intends to vigorously defend against it.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

20.                                     RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2013 and 2012 other than compensation of key management personnel.

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,
	2013	2012
Cash compensation - Salaries, short term incentives, and other benefits	$10.7	$11.2
Long term incentives, including share-based payments	11.7	13.9
Termination and post-retirement benefits	3.0	25.6
Total compensation paid to key management personnel	$25.4	$50.7

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

21.                                     CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Aurelian Resources Inc., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd.  All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.  Kinross Gold U.S.A., Inc., previously a guarantor of the senior notes, is no longer a guarantor under the Credit Agreement and, consequently, was released in June 2013 as a guarantor, in accordance with release provisions of the indenture.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2013 and December 31, 2012 and the consolidating statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2013 and 2012.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.  As Kinross Gold U.S.A., Inc. is no longer a guarantor of the senior notes, the consolidating balance sheet and the consolidating statements of operations, comprehensive loss and cash flows for the comparative periods have been recast.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2013

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$218.3	$118.9	$—	$337.2	$397.3	$—	$734.5
Restricted cash	15.5	4.2	—	19.7	39.3	—	59.0
Short-term investments	—	—	—	—	—	—	—
Accounts receivable and other assets	5.0	116.3	—	121.3	163.0	—	284.3
Intercompany receivables	697.1	3,309.8	(344.3)	3,662.6	4,218.2	(7,880.8)	—
Inventories	—	453.4	—	453.4	869.5	—	1,322.9
Unrealized fair value of derivative assets	—	1.2	—	1.2	3.9	—	5.1
	935.9	4,003.8	(344.3)	4,595.4	5,691.2	(7,880.8)	2,405.8
Non-current assets
Property, plant and equipment	23.8	2,806.9	—	2,830.7	3,752.0	—	6,582.7
Goodwill	—	124.3	—	124.3	183.7	—	308.0
Long-term investments	20.2	0.2	—	20.4	—	—	20.4
Investments in associate and joint ventures	—	17.5	—	17.5	297.7	—	315.2
Intercompany investments	5,947.3	(1,174.6)	(2,687.9)	2,084.8	7,270.0	(9,354.8)	—
Unrealized fair value of derivative assets	0.2	—	—	0.2	0.4	—	0.6
Deferred charges and other long-term assets	8.5	180.9	—	189.4	301.1	—	490.5
Long-term intercompany receivables	2,272.4	475.2	(1,625.1)	1,122.5	2,617.3	(3,739.8)	—
Deferred tax assets	—	40.4	—	40.4	123.1	—	163.5
Total assets	$9,208.3	$6,474.6	$(4,657.3)	$11,025.6	$20,236.5	$(20,975.4)	$10,286.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$68.6	$198.0	$—	$266.6	$277.9	$—	$544.5
Intercompany payables	237.6	754.8	(344.3)	648.1	7,231.0	(7,879.1)	—
Current tax payable	—	10.3	—	10.3	16.7	—	27.0
Current portion of long-term debt	—	—	—	—	60.0	—	60.0
Current portion of provisions	—	20.9	—	20.9	19.2	—	40.1
Current portion of unrealized fair value of derivative liabilities	3.3	38.0	—	41.3	—	—	41.3
	309.5	1,022.0	(344.3)	987.2	7,604.8	(7,879.1)	712.9
Non-current liabilities
Long-term debt	1,981.4	—	—	1,981.4	78.2	—	2,059.6
Provisions	9.5	476.3	—	485.8	198.1	—	683.9
Unrealized fair value of derivative liabilities	3.0	11.0	—	14.0	—	—	14.0
Other long-term liabilities	—	131.1	—	131.1	61.6	—	192.7
Long-term intercompany payables	890.9	2,005.1	(1,625.1)	1,270.9	2,470.6	(3,741.5)	—
Deferred tax liabilities	—	141.2	—	141.2	392.5	—	533.7
Total liabilities	3,194.3	3,786.7	(1,969.4)	5,011.6	10,805.8	(11,620.6)	4,196.8

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,737.1	$2,975.3	$(2,975.3)	$14,737.1	$16,235.2	$(16,235.2)	$14,737.1
Contributed surplus	84.5	82.8	(82.8)	84.5	2,334.0	(2,334.0)	84.5
Retained earnings (accumulated deficit)	(8,771.1)	(337.9)	337.9	(8,771.1)	(9,201.8)	9,201.8	(8,771.1)
Accumulated other comprehensive income (loss)	(36.5)	(32.3)	32.3	(36.5)	(12.6)	12.6	(36.5)
Total common shareholders’ equity	6,014.0	2,687.9	(2,687.9)	6,014.0	9,354.8	(9,354.8)	6,014.0
Non-controlling interest	—	—	—	—	75.9	—	75.9
Total equity	6,014.0	2,687.9	(2,687.9)	6,014.0	9,430.7	(9,354.8)	6,089.9

Total liabilities and equity	$9,208.3	$6,474.6	$(4,657.3)	$11,025.6	$20,236.5	$(20,975.4)	$10,286.7

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2012

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$642.6	$177.4	$—	$820.0	$812.7	$—	$1,632.7
Restricted cash	15.5	3.0	—	18.5	39.6	—	58.1
Short-term investments	349.8	—	—	349.8	—	—	349.8
Accounts receivable and other assets	6.5	128.7	—	135.2	145.7	—	280.9
Intercompany receivables	528.6	2,431.4	(275.4)	2,684.6	4,256.5	(6,941.1)	—
Inventories	—	504.7	—	504.7	750.2	—	1,254.9
Unrealized fair value of derivative assets	3.1	6.4	—	9.5	5.5	—	15.0
	1,546.1	3,251.6	(275.4)	4,522.3	6,010.2	(6,941.1)	3,591.4
Non-current assets
Property, plant and equipment	20.9	3,455.4	—	3,476.3	5,491.8	—	8,968.1
Goodwill	—	424.4	—	424.4	712.3	—	1,136.7
Long-term investments	33.5	1.4	—	34.9	14.2	—	49.1
Investments in associate and joint ventures	—	20.3	—	20.3	515.8	—	536.1
Intercompany investments	9,873.6	1,701.6	(6,390.7)	5,184.5	8,545.3	(13,729.8)	—
Unrealized fair value of derivative assets	2.1	2.9	—	5.0	4.6	—	9.6
Deferred charges and other long-term assets	7.5	162.4	—	169.9	375.6	—	545.5
Long-term intercompany receivables	1,704.2	637.0	(1,174.3)	1,166.9	1,942.7	(3,109.6)	—
Deferred tax assets	—	11.6	—	11.6	34.5	—	46.1
Total assets	$13,187.9	$9,668.6	$(7,840.4)	$15,016.1	$23,647.0	$(23,780.5)	$14,882.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$71.5	$229.9	$—	$301.4	$334.8	$—	$636.2
Intercompany payables	198.9	696.5	(275.4)	620.0	6,453.2	(7,073.2)	—
Current tax payable	—	73.2	—	73.2	20.0	—	93.2
Current portion of long-term debt	452.9	3.3	—	456.2	60.0	—	516.2
Current portion of provisions	—	31.7	—	31.7	10.3	—	42.0
Current portion of unrealized fair value of derivative liabilities	0.4	20.3	—	20.7	1.3	—	22.0
	723.7	1,054.9	(275.4)	1,503.2	6,879.6	(7,073.2)	1,309.6
Non-current liabilities
Long-term debt	1,980.3	—	—	1,980.3	136.1	—	2,116.4
Provisions	9.9	526.2	—	536.1	184.3	—	720.4
Unrealized fair value of derivative liabilities	2.7	7.7	—	10.4	0.1	—	10.5
Other long-term liabilities	1.3	82.0	—	83.3	42.3	—	125.6
Long-term intercompany payables	619.8	1,460.7	(1,174.3)	906.2	2,071.3	(2,977.5)	—
Deferred tax liabilities	—	146.4	—	146.4	528.0	—	674.4
Total liabilities	3,337.7	3,277.9	(1,449.7)	5,165.9	9,841.7	(10,050.7)	4,956.9

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,692.5	$2,975.1	$(2,975.1)	$14,692.5	$18,602.8	$(18,602.8)	$14,692.5
Contributed surplus	89.9	82.8	(82.8)	89.9	1,358.0	(1,358.0)	89.9
Retained earnings (accumulated deficit)	(4,937.1)	3,344.3	(3,344.3)	(4,937.1)	(6,235.5)	6,235.5	(4,937.1)
Accumulated other comprehensive income (loss)	4.9	(11.5)	11.5	4.9	4.5	(4.5)	4.9
Total common shareholders’ equity	9,850.2	6,390.7	(6,390.7)	9,850.2	13,729.8	(13,729.8)	9,850.2
Non-controlling interest	—	—	—	—	75.5	—	75.5
Total equity	9,850.2	6,390.7	(6,390.7)	9,850.2	13,805.3	(13,729.8)	9,925.7

Total liabilities and equity	$13,187.9	$9,668.6	$(7,840.4)	$15,016.1	$23,647.0	$(23,780.5)	$14,882.6

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2013

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Revenue
Metal sales	$137.5	$2,053.6	$(133.5)	$2,057.6	$1,721.9	$—	$3,779.5

Cost of sales
Production cost of sales	133.6	1,164.4	(133.5)	1,164.5	839.9	—	2,004.4
Depreciation, depletion and amortization	6.0	444.7	—	450.7	378.1	—	828.8
Impairment charges	—	939.7	—	939.7	2,229.9	—	3,169.6
Total cost of sales	139.6	2,548.8	(133.5)	2,554.9	3,447.9	—	6,002.8
Gross profit (loss)	(2.1)	(495.2)	—	(497.3)	(1,726.0)	—	(2,223.3)
Other operating expense	3.7	17.1	—	20.8	67.4	—	88.2
Exploration and business development	25.2	18.8	—	44.0	103.1	—	147.1
General and administrative	112.2	5.9	—	118.1	58.5	—	176.6
Operating earnings (loss)	(143.2)	(537.0)	—	(680.2)	(1,955.0)	—	(2,635.2)
Other income (expense) - net	(14.8)	(23.0)	—	(37.8)	659.8	(881.1)	(259.1)
Equity in gains (losses) of associate, joint venture and intercompany
investments	(2,864.9)	(2,185.3)	2,798.8	(2,251.4)	(7.5)	2,248.6	(10.3)
Finance income	27.9	3.2	(2.1)	29.0	47.5	(68.9)	7.6
Finance expense	(12.2)	(17.1)	2.1	(27.2)	(84.5)	68.9	(42.8)
Loss before tax	(3,007.2)	(2,759.2)	2,798.8	(2,967.6)	(1,339.7)	1,367.5	(2,939.8)
Income tax expense - net	(5.4)	(39.6)	—	(45.0)	(27.4)	—	(72.4)
Loss from continuing operations after tax	(3,012.6)	(2,798.8)	2,798.8	(3,012.6)	(1,367.1)	1,367.5	(3,012.2)
Earnings (loss) from discontinued operations after tax	(730.1)	(730.1)	730.1	(730.1)	(730.1)	730.1	(730.1)
Net loss	$(3,742.7)	$(3,528.9)	$3,528.9	$(3,742.7)	$(2,097.2)	$2,097.6	$(3,742.3)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$—	$—	$—	$—	$0.4	$—	$0.4
Common shareholders	$(3,012.6)	$(2,798.8)	$2,798.8	$(3,012.6)	$(1,367.5)	$1,367.5	$(3,012.6)
Net earnings (loss) attributable to:
Non-controlling interest	$—	$—	$—	$—	$0.4	$—	$0.4
Common shareholders	$(3,742.7)	$(3,528.9)	$3,528.9	$(3,742.7)	$(2,097.6)	$2,097.6	$(3,742.7)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2012

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Revenue
Metal sales	$—	$2,342.2	$—	$2,342.2	$1,965.1	$—	$4,307.3

Cost of sales
Production cost of sales	—	1,126.6	—	1,126.6	722.6	—	1,849.2
Depreciation, depletion and amortization	6.2	288.8	—	295.0	385.9	—	680.9
Impairment charges	—	—	—	—	3,527.6	—	3,527.6
Total cost of sales	6.2	1,415.4	—	1,421.6	4,636.1	—	6,057.7
Gross profit (loss)	(6.2)	926.8	—	920.6	(2,671.0)	—	(1,750.4)
Other operating expense	4.4	8.8	—	13.2	69.4	—	82.6
Exploration and business development	35.1	17.8	—	52.9	176.9	—	229.8
General and administrative	133.6	6.0	—	139.6	39.5	—	179.1
Operating earnings (loss)	(179.3)	894.2	—	714.9	(2,956.8)	—	(2,241.9)
Other income (expense) - net	28.0	(32.2)	—	(4.2)	1,438.2	(1,440.8)	(6.8)
Equity in gains (losses) of associate, joint venture and intercompany
investments	(2,404.6)	(3,383.0)	2,716.3	(3,071.3)	(6.5)	3,071.6	(6.2)
Finance income	29.9	2.6	(1.6)	30.9	17.2	(42.8)	5.3
Finance expense	(12.6)	(19.5)	1.6	(30.5)	(54.3)	42.8	(42.0)
Loss before tax	(2,538.6)	(2,537.9)	2,716.3	(2,360.2)	(1,562.2)	1,630.8	(2,291.6)
Income tax expense - net	(9.1)	(178.4)	—	(187.5)	(71.9)	—	(259.4)
Loss from continuing operations after tax	(2,547.7)	(2,716.3)	2,716.3	(2,547.7)	(1,634.1)	1,630.8	(2,551.0)
Earnings (loss) from discontinued operations after tax	42.8	(2.6)	2.6	42.8	41.5	(43.0)	41.3
Net loss	$(2,504.9)	$(2,718.9)	$2,718.9	$(2,504.9)	$(1,592.6)	$1,587.8	$(2,509.7)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$—	$—	$—	$—	$(4.8)	$—	$(4.8)
Common shareholders	$(2,547.7)	$(2,716.3)	$2,716.3	$(2,547.7)	$(1,629.3)	$1,630.8	$(2,546.2)
Net earnings (loss) attributable to:
Non-controlling interest	$—	$—	$—	$—	$(4.8)	$—	$(4.8)
Common shareholders	$(2,504.9)	$(2,718.9)	$2,718.9	$(2,504.9)	$(1,587.8)	$1,587.8	$(2,504.9)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive loss for the year ended December 31, 2013

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Net loss	$(3,742.7)	$(3,528.9)	$3,528.9	$(3,742.7)	$(2,097.2)	$2,097.6	$(3,742.3)

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(14.7)	(1.2)	—	(15.9)	(13.2)	—	(29.1)
Reclassification to earnings for impairment charges	20.2	1.1	—	21.3	—	—	21.3
Accumulated other comprehensive loss related to investments sold (b)	—	—	—	—	—	—	—
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(9.6)	(34.9)	—	(44.5)	(2.0)	—	(46.5)
Accumulated other comprehensive income (loss) related to derivatives settled (d)	1.2	14.2	—	15.4	(2.5)	—	12.9
	(2.9)	(20.8)	—	(23.7)	(17.7)	—	(41.4)
Equity in other comprehensive income (loss) of intercompany investments	(38.5)	—	20.8	(17.7)	—	17.7	—
Total comprehensive loss	$(3,784.1)	$(3,549.7)	$3,549.7	$(3,784.1)	$(2,114.9)	$2,115.3	$(3,783.7)

Comprehensive loss from continuing operations	$(3,054.0)	$(2,819.6)	$2,819.6	$(3,054.0)	$(1,384.8)	$1,385.2	$(3,053.6)
Comprehensive income (loss) from discontinued operations	(730.1)	(730.1)	730.1	(730.1)	(730.1)	730.1	(730.1)
Total comprehensive loss	$(3,784.1)	$(3,549.7)	$3,549.7	$(3,784.1)	$(2,114.9)	$2,115.3	$(3,783.7)
Attributable to non-controlling interest	$—	$—	$—	$—	$0.4	$—	$0.4
Attributable to common shareholders	$(3,784.1)	$(3,549.7)	$3,549.7	$(3,784.1)	$(2,115.3)	$2,115.3	$(3,784.1)

(a) Net of tax of	$—	$—	$—	$—	$(1.2)	$—	$(1.2)
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$—	$(17.2)	$—	$(17.2)	$(0.9)	$—	$(18.1)
(d) Net of tax of	$—	$8.7	$—	$8.7	$(0.8)	$—	$7.9

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive loss for the year ended December 31, 2012

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Net loss	$(2,504.9)	$(2,718.9)	$2,718.9	$(2,504.9)	$(1,592.6)	$1,587.8	$(2,509.7)

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(11.0)	2.1	—	(8.9)	(5.9)	—	(14.8)
Reclassification to earnings for impairment charges	14.0	—	—	14.0	10.3	—	24.3
Accumulated other comprehensive loss related to investments sold (b)	(6.3)	—	—	(6.3)	—	—	(6.3)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	5.2	19.6	—	24.8	15.9	—	40.7
Accumulated other comprehensive income (loss) related to derivatives settled (d)	(0.5)	14.3	—	13.8	44.9	—	58.7
	1.4	36.0	—	37.4	65.2	—	102.6
Equity in other comprehensive income (loss) of intercompany investments	101.2	—	(36.0)	65.2	—	(65.2)	—
Total comprehensive loss	$(2,402.3)	$(2,682.9)	$2,682.9	$(2,402.3)	$(1,527.4)	$1,522.6	$(2,407.1)

Comprehensive loss from continuing operations	$(2,445.1)	$(2,680.3)	$2,680.3	$(2,445.1)	$(1,568.9)	$1,565.6	$(2,448.4)
Comprehensive income (loss) from discontinued operations	42.8	(2.6)	2.6	42.8	41.5	(43.0)	41.3
Total comprehensive loss	$(2,402.3)	$(2,682.9)	$2,682.9	$(2,402.3)	$(1,527.4)	$1,522.6	$(2,407.1)
Attributable to non-controlling interest	$—	$—	$—	$—	$(4.8)	$—	$(4.8)
Attributable to common shareholders	$(2,402.3)	$(2,682.9)	$2,682.9	$(2,402.3)	$(1,522.6)	$1,522.6	$(2,402.3)

(a) Net of tax of	$(0.9)	$—	$—	$(0.9)	$(1.1)	$—	$(2.0)
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$—	$2.2	$—	$2.2	$4.5	$—	$6.7
(d) Net of tax of	$—	$8.9	$—	$8.9	$(1.2)	$—	$7.7

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2013

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss from continuing operations	$(3,012.6)	$(2,798.8)	$2,798.8	$(3,012.6)	$(1,367.1)	$1,367.5	$(3,012.2)
Adjustments to reconcile net loss to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	6.0	444.7	—	450.7	378.1	—	828.8
Loss (gains) on sale of other assets - net	(0.5)	(1.1)	—	(1.6)	2.7	—	1.1
Impairment charges	—	939.7	—	939.7	2,229.9	—	3,169.6
Impairment of investments	16.8	1.0	—	17.8	222.5	—	240.3
Equity in losses (gains) of associate, joint venture and intercompany investments	2,864.9	2,185.3	(2,798.8)	2,251.4	7.5	(2,248.6)	10.3
Non-hedge derivative (gains) losses - net	(0.8)	(0.3)	—	(1.1)	(1.5)	—	(2.6)
Settlement of derivative instruments	0.2	—	—	0.2	—	—	0.2
Share-based compensation expense	32.9	—	—	32.9	—	—	32.9
Accretion expense	1.1	12.1	—	13.2	7.4	—	20.6
Deferred tax (recovery) expense	—	(25.4)	—	(25.4)	(222.1)	—	(247.5)
Foreign exchange (gains) losses and other	(3.6)	18.5	—	14.9	94.2	—	109.1
Reclamation expense	—	—	—	—	(1.0)	—	(1.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	0.4	19.8	—	20.2	(47.9)	—	(27.7)
Inventories	—	(33.8)	—	(33.8)	(163.7)	—	(197.5)
Accounts payable and accrued liabilities	10.1	(3.9)	—	6.2	151.4	—	157.6
Cash flow provided from (used in) operating activities	(85.1)	757.8	—	672.7	1,290.4	(881.1)	1,082.0
Income taxes paid	(5.4)	(99.3)	—	(104.7)	(180.7)	—	(285.4)
Net cash flow of continuing operations provided from (used in) operating activities	(90.5)	658.5	—	568.0	1,109.7	(881.1)	796.6
Net cash flow of discontinued operations provided from (used in) operating activities	—	(0.1)	—	(0.1)	(21.8)	—	(21.9)
Investing:
Additions to property, plant and equipment	(8.5)	(417.3)	—	(425.8)	(836.6)	—	(1,262.4)
Net proceeds from (additions to) long-term investments and other assets	(6.6)	(38.2)	—	(44.8)	(86.4)	—	(131.2)
Net proceeds from the sale of property, plant and equipment	—	2.5	—	2.5	3.6	—	6.1
Disposals of (additions to) short-term investments	349.8	—	—	349.8	—	—	349.8
Increase (decrease) in restricted cash	—	(1.3)	—	(1.3)	0.1	—	(1.2)
Interest received	1.0	1.7	—	2.7	4.9	—	7.6
Other	—	0.2	—	0.2	—	—	0.2
Net cash flow of continuing operations provided from (used in) investing activities	335.7	(452.4)	—	(116.7)	(914.4)	—	(1,031.1)
Net cash flow of discontinued operations provided from (used in) investing activities	—	—	—	—	(14.3)	—	(14.3)
Financing:
Issuance of common shares on exercise of options and warrants	6.2	—	—	6.2	—	—	6.2
Proceeds from issuance of debt	—	—	—	—	—	—	—
Repayment of debt	(460.0)	(3.3)	—	(463.3)	(60.0)	—	(523.3)
Interest paid	—	—	—	—	(5.0)	—	(5.0)
Dividends received from (paid to) common shareholders and subsidiaries	307.4	(153.0)	—	154.4	(1,126.8)	881.1	(91.3)
Intercompany advances	(521.0)	(108.2)	—	(629.2)	629.2	—	—
Other	(2.1)	—	—	(2.1)	—	—	(2.1)
Net cash flow of continuing operations provided from (used in) financing activities	(669.5)	(264.5)	—	(934.0)	(562.6)	881.1	(615.5)
Net cash flow of discontinued operations used in financing activities	—	—	—	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents of continuing operations	—	—	—	—	(12.0)	—	(12.0)
Increase (decrease) in cash and cash equivalents	(424.3)	(58.5)	—	(482.8)	(415.4)	—	(898.2)
Cash and cash equivalents, beginning of period	642.6	177.4	—	820.0	812.7	—	1,632.7
Cash and cash equivalents, end of period	$218.3	$118.9	$—	$337.2	$397.3	$—	$734.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2012

	Guarantors
	Kinross Gold	Guarantors	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantor	guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss from continuing operations	$(2,547.7)	$(2,716.3)	$2,716.3	$(2,547.7)	$(1,634.1)	$1,630.8	$(2,551.0)
Adjustments to reconcile net loss to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	6.2	288.8	—	295.0	385.9	—	680.9
Losses (gains) on sale of other assets - net	(5.3)	(2.1)	—	(7.4)	0.2	—	(7.2)
Impairment charges	—	—	—	—	3,527.6	—	3,527.6
Impairment of investments	14.0	—	—	14.0	10.3	—	24.3
Equity in losses (gains) of associate, joint venture and intercompany investments	2,404.6	3,383.0	(2,716.3)	3,071.3	6.5	(3,071.6)	6.2
Non-hedge derivative (gains) losses - net	(21.2)	(4.5)	—	(25.7)	7.7	—	(18.0)
Settlement of derivative instruments	0.2	4.1	—	4.3	48.6	—	52.9
Share-based compensation expense	38.0	—	—	38.0	—	—	38.0
Accretion expense	3.2	12.0	—	15.2	9.6	—	24.8
Deferred tax (recovery) expense	1.0	46.9	—	47.9	(269.7)	—	(221.8)
Foreign exchange (gains) losses and other	(1.7)	24.7	—	23.0	(14.8)	—	8.2
Reclamation expense	—	—	—	—	10.8	—	10.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.7)	(30.6)	—	(33.3)	10.8	—	(22.5)
Inventories	—	(99.2)	—	(99.2)	(199.0)	—	(298.2)
Accounts payable and accrued liabilities	(4.4)	75.9	—	71.5	407.5	—	479.0

Cash flow provided from (used in) operating activities	(115.8)	982.7	—	866.9	2,307.9	(1,440.8)	1,734.0
Income taxes paid	(8.2)	(64.3)	—	(72.5)	(344.2)	—	(416.7)
Net cash flow of continuing operations provided from (used in) operating activities	(124.0)	918.4	—	794.4	1,963.7	(1,440.8)	1,317.3
Net cash flow of discontinued operations provided from (used in) operating activities	—	4.7	—	4.7	(11.9)	—	(7.2)
Investing:
Additions to property, plant and equipment	(11.3)	(656.7)	—	(668.0)	(1,190.3)	—	(1,858.3)
Net proceeds from (additions to) long-term investments and other assets	9.6	(5.5)	—	4.1	(72.6)	—	(68.5)
Net proceeds from the sale of property, plant and equipment	—	2.3	—	2.3	0.4	—	2.7
Disposals of (additions to) short-term investments	(349.8)	—	—	(349.8)	1.1	—	(348.7)
Increase (decrease) in restricted cash	—	1.3	—	1.3	(3.3)	—	(2.0)
Interest received	1.1	0.4	—	1.5	3.4	—	4.9
Other	—	(0.1)	—	(0.1)	0.4	—	0.3
Net cash flow of continuing operations provided from (used in) investing activities	(350.4)	(658.3)	—	(1,008.7)	(1,260.9)	—	(2,269.6)
Net cash flow of discontinued operations provided from (used in) investing activities	—	—	—	—	92.2	—	92.2
Financing:
Issuance of common shares on exercise of options and warrants	6.4	—	—	6.4	—	—	6.4
Proceeds from issuance of debt	996.1	545.0	—	1,541.1	—	—	1,541.1
Repayment of debt	—	(577.3)	—	(577.3)	—	—	(577.3)
Interest paid	(1.5)	(0.6)	—	(2.1)	(6.0)	—	(8.1)
Dividends received from (paid to) common shareholders and subsidiaries	371.3	(157.7)	—	213.6	(1,836.7)	1,440.8	(182.3)
Intercompany Advances	(1,311.8)	(31.6)		(1,343.4)	1,343.4		—
Other	(6.2)	—	—	(6.2)	1.2	—	(5.0)
Net cash flow of continuing operations provided from (used in) financing activities	54.3	(222.2)	—	(167.9)	(498.1)	1,440.8	774.8
Net cash flow of discontinued operations used in financing activities	—	—	—	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents of continuing operations	—	—	—	—	0.4	—	0.4
Increase (decrease) in cash and cash equivalents	(420.1)	42.6	—	(377.5)	285.4	—	(92.1)
Cash and cash equivalents, beginning of period	1,062.7	134.8	—	1,197.5	527.3	—	1,724.8
Cash and cash equivalents, end of period	$642.6	$177.4	$—	$820.0	$812.7	$—	$1,632.7

MINERAL RESERVE AND

MINERAL RESOURCE STATEMENT

PROVEN AND PROBABLE MINERAL RESERVES

Gold

Proven and Probable Mineral Reserves (1,3,4,5,6,8,9,10,11,12)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)

NORTH AMERICA
Fort Knox Area	USA	100.0%	83,804	0.41	1,109	99,307	0.55	1,752	183,111	0.49	2,861
Kettle River	USA	100.0%	428	10.40	143	—	—	—	428	10.40	143
Round Mountain Area	USA	50.0%	16,543	0.74	394	25,604	0.64	525	42,147	0.68	919

Subtotal			100,775	0.51	1,646	124,911	0.57	2,277	225,686	0.54	3,923

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	57,425	0.65	1,195	241,975	0.59	4,616	299,400	0.60	5,811
Fruta del Norte	Ecuador	100.0%	—	—	—	—	—	—	—	—	—
La Coipa (9)	Chile	100.0%	5	0.50	—	—	—	—	5	0.50	—
Lobo Marte (10,11)	Chile	100.0%	—	—	—	164,230	1.14	6,028	164,230	1.14	6,028
Maricunga Area	Chile	100.0%	47,429	0.73	1,110	43,166	0.77	1,071	90,595	0.75	2,181
Paracatu	Brazil	100.0%	556,292	0.41	7,371	207,416	0.45	3,030	763,708	0.42	10,401

Subtotal			661,151	0.46	9,676	656,787	0.70	14,745	1,317,938	0.58	24,421

AFRICA
Chirano	Ghana	90.0%	8,644	1.43	398	6,609	4.79	1,017	15,253	2.89	1,415
Tasiast (12)	Mauritania	100.0%	34,029	1.33	1,453	141,504	1.80	8,191	175,533	1.71	9,644

Subtotal			42,673	1.35	1,851	148,113	1.93	9,208	190,786	1.80	11,059

RUSSIA
Dvoinoye	Russia	100.0%	142	16.87	77	1,974	19.23	1,220	2,116	19.07	1,297
Kupol	Russia	100.0%	1,598	8.85	455	5,813	8.70	1,626	7,411	8.73	2,081

Subtotal			1,740	8.85	532	7,787	11.37	2,846	9,527	11.03	3,378

Total Gold			806,339	0.53	13,705	937,598	0.96	29,076	1,743,937	0.76	42,781

Silver

Proven and Probable Mineral Reserves (1,3,4,5,6,8,9)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)

NORTH AMERICA
Round Mountain Area	USA	50.0%	56	9.9	18	6,059	8.7	1,688	6,115	8.7	1,706

Subtotal			56	9.9	18	6,059	8.7	1,688	6,115	8.7	1,706

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
Fruta del Norte	Ecuador	100.0%	—	—	—	—	—	—	—	—	—
La Coipa (9)	Chile	100.0%	5	32.8	5	—	—	—	5	32.8	5

Subtotal			57,430	1.9	3,527	241,975	1.4	11,150	299,405	1.5	14,677

RUSSIA
Dvoinoye	Russia	100.0%	142	20.8	95	1,974	29.1	1,843	2,116	28.5	1,938
Kupol	Russia	100.0%	1,598	118.0	6,063	5,813	109.0	20,377	7,411	111.0	26,440

Subtotal			1,740	118.0	6,158	7,787	88.8	22,220	9,527	92.6	28,378

Total Silver			59,226	5.1	9,703	255,821	4.3	35,058	315,047	4.4	44,761

Copper

Proven and Probable Mineral Reserves (1,3,4,5,6,8)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

Subtotal			57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

Total Copper			57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

MEASURED AND INDICATED MINERAL RESOURCES

Gold

Measured and Indicated Mineral Resources

(excludes Proven and Probable Mineral Reserves) (2,3,4,5,6,7,8,9,10,12)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)

NORTH AMERICA
Fort Knox Area	USA	100.0%	8,438	0.40	108	69,712	0.46	1,039	78,150	0.46	1,147
Kettle River	USA	100.0%	—	—	—	109	7.30	26	109	7.42	26
Round Mountain Area	USA	50.0%	12,019	0.94	364	26,096	0.64	539	38,115	0.74	903
White Gold Area	Yukon	100.0%	—	—	—	9,788	2.67	840	9,788	2.67	840

Subtotal			20,457	0.72	472	105,705	0.72	2,444	126,162	0.72	2,916

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	5,997	0.29	56	70,195	0.35	788	76,192	0.34	844
Fruta del Norte	Ecuador	100.0%	—	—	—	—	—	—	—	—	—
La Coipa (9)	Chile	100.0%	10,646	1.58	541	2,843	1.10	100	13,489	1.48	641
Lobo Marte (10)	Chile	100.0%	—	—	—	34,052	0.83	908	34,052	0.83	908
Maricunga Area	Chile	100.0%	23,342	0.68	508	103,618	0.66	2,193	126,960	0.66	2,701
Paracatu	Brazil	100.0%	215,040	0.31	2,111	325,135	0.39	4,069	540,175	0.36	6,180

Subtotal			255,025	0.39	3,216	535,843	0.47	8,058	790,868	0.44	11,274

AFRICA
Chirano	Ghana	90.0%	2,488	2.11	169	5,502	2.56	453	7,990	2.42	622
Tasiast (12)	Mauritania	100.0%	53,889	0.64	1,103	120,722	0.93	3,603	174,611	0.84	4,706

Subtotal			56,377	0.70	1,272	126,224	1.00	4,056	182,601	0.91	5,328

RUSSIA
Dvoinoye	Russia	100.0%	—	—	—	150	6.98	34	150	6.98	34

Subtotal			—	—	—	150	6.98	34	150	6.98	34

Total Gold			331,859	0.46	4,960	767,922	0.59	14,592	1,099,781	0.55	19,552

Silver

Measured and Indicated Mineral Resources

(excludes Proven and Probable Mineral Reserves) (2,3,4,5,6,7,8,9)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)

NORTH AMERICA
Round Mountain Area	USA	50.0%	24	8.1	6	2,894	6.7	623	2,918	6.7	629

Subtotal			24	8.1	6	2,894	6.7	623	2,918	6.7	629

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	5,997	1.2	238	70,195	1.1	2,414	76,192	1.1	2,652
Fruta del Norte	Ecuador	100.0%	—	—	—	—	—	—	—	—	—
La Coipa (9)	Chile	100.0%	10,646	48.7	16,676	2,843	30.5	2,787	13,489	44.9	19,463

Subtotal			16,643	31.6	16,914	73,038	2.2	5,201	89,681	7.7	22,115

RUSSIA
Dvoinoye	Russia	100.0%	—	—	—	150	12.4	60	150	12.4	60

Subtotal			—	—	—	150	12.4	60	150	12.4	60

Total Silver			16,667	31.6	16,920	76,082	2.4	5,884	92,749	7.6	22,804

Copper

Measured and Indicated Mineral Resources

(excludes Proven and Probable Mineral Reserves) (2,3,4,5,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	5,997	0.12	16	70,195	0.16	247	76,192	0.16	263

Subtotal			5,997	0.12	16	70,195	0.16	247	76,192	0.16	263

Total Copper			5,997	0.12	16	70,195	0.16	247	76,192	0.16	263

INFERRED MINERAL RESOURCES

Gold

Inferred Mineral Resources (2,3,4,5,6,7,8,9,10)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross		Inferred
		Interest	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)

NORTH AMERICA
Fort Knox Area	USA	100.0%	10,567	0.52	176
Kettle River	USA	100.0%	15	8.15	4
Round Mountain Area	USA	50.0%	24,516	0.55	433
White Gold Area	Yukon	100.0%	2,166	1.79	125

Subtotal			37,264	0.62	738

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	125,859	0.37	1,498
Fruta del Norte	Ecuador	100.0%	—	—	—
La Coipa (9)	Chile	100.0%	2,676	3.31	285
Lobo Marte (10)	Chile	100.0%	112,767	0.78	2,834
Maricunga Area	Chile	100.0%	13,972	0.57	255
Paracatu	Brazil	100.0%	3,239	0.27	28

Subtotal			258,513	0.59	4,900

AFRICA
Chirano	Ghana	90.0%	1,611	3.06	158
Tasiast	Mauritania	100.0%	14,146	1.46	664

Subtotal			15,757	1.62	822

RUSSIA
Dvoinoye	Russia	100.0%	130	9.21	38
Kupol	Russia	100.0%	400	13.90	179

Subtotal			530	12.73	217

Total Gold			312,064	0.67	6,677

Silver

Inferred Mineral Resources (2,3,4,5,6,7,8,9)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross		Inferred
		Interest	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)

NORTH AMERICA
Round Mountain Area	USA	50.0%	126	3.0	12

Subtotal			126	3.0	12

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	125,859	1.0	4,189
Fruta del Norte	Ecuador	100.0%	—	—	—
La Coipa (9)	Chile	100.0%	2,676	51.1	4,395

Subtotal			128,535	2.1	8,584

RUSSIA
Dvoinoye	Russia	100.0%	130	25.1	105
Kupol	Russia	100.0%	400	214.0	2,752

Subtotal			530	167.8	2,857

Total Silver			129,191	2.8	11,453

Copper

Inferred Mineral Resources (2,3,4,5,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2013

		Kinross		Inferred
		Interest	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)

SOUTH AMERICA
Cerro Casale (8)	Chile	25.0%	125,859	0.19	526

Subtotal			125,859	0.19	526

Total Copper			125,859	0.19	526

Mineral Reserve and Mineral Resource Statement Notes

(1)        Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 22.00 per ounce and a copper price of $US $3.00 per pound.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery.  Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to US$	33

Chilean Peso to US$	505

Brazilian Real to US$	2.27

Ghanaian Cedi to US$	2.00

Mauritanian Ouguiya to US$	290

(2)        Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 26.00 per ounce, a copper price of $US $3.25 per pound and the following foreign exchange rates:

Russian Rouble to US$	32

Chilean Peso to US$	500

Brazilian Real to US$	2.00

Ghanaian Cedi to US$	2.00

Mauritanian Ouguiya to US$	300

(3)        The Company’s mineral reserves and mineral resources as at December 31, 2013 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards – For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (the Instrument). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4)        Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources.  These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5)        Except as provided in Note (8), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. John Sims, an officer of Kinross, who is a qualified person as defined by the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

(6)        The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7)        Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8)        Estimates for the Cerro Casale project are based on a project update completed in the first half of 2011 and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves – Gold price of $US 1,100 per ounce, Silver price of $US 21.00 per ounce, Copper price of $US 3.00 per pound, Chilean Peso to $US 505

Mineral resources – Gold price of $US 1,500 per ounce, Silver price of $US 24.00 per ounce, Copper price of $US 3.50 per pound, Chilean Peso to $US 500

(9)        Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

(10)                          The mineral resources and mineral reserves for Lobo Marte are based on the pre-feasibility study completed by the Company in 2010.

(11)                          The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Lobo Marte, which estimates are based on the pre-feasibility study completed in 2010. For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

(12)                          The Tasiast proven and probable mineral reserve and measured and indicated mineral resource estimates in this table, as at December 31, 2013, were updated on March 31, 2014 based on the results of the recently completed feasibility study. These updated estimates are different from those reported in the 2013 fourth-quarter and year-end results news release dated February 12, 2014. For further information on the recently completed Tasiast feasibility study, please see the Company’s news release dated March 31, 2014 and the National Instrument 43-101 Technical Report for Tasiast dated March 31, 2014, both available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).

MINERAL RESERVE AND MINERAL RESOURCE DEFINITIONS

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

SUMMARIZED FIVE-YEAR REVIEW (1, 2, 3)

(in millions, except per share amounts)	2013	2012	2011	2010	2009

Operating results from continuing operations

Revenue	$3,779.5	$4,307.3	$3,842.5	$2,915.4	$2,338.5

Net earnings (loss) from continuing operations attributable to common shareholders	(3,012.6)	(2,546.2)	(2,093.5)	1,034.4	297.3

Cash flow from continuing operations provided from operating activities	796.6	1,317.3	1,366.6	967.4	773.4

Capital expenditures	1,262.4	1,858.3	1,538.5	564.0	452.9

Financial position

Cash, cash equivalents and short-term investments	$734.5	$1,982.5	$1,767.3	$1,466.6	$632.4

Working capital	1,692.9	2,281.8	2,322.1	1,687.0	752.9

Total assets	10,286.7	14,882.6	16,508.8	17,795.2	8,013.2

Long-term debt (including current portion)	2,119.6	2,632.6	1,633.1	474.4	692.2

Common shareholders’ equity	6,014.0	9,850.2	12,390.4	14,531.1	5,559.5

Per share data

Net earnings (loss) from continuing operations attributable to common shareholders - basic	$(2.64)	$(2.24)	$(1.84)	$1.25	$0.43

(1)        Figures reported for 2009 have not been restated to conform to International Financial Reporting Standards and are presented in accordance with Canadian generally accepted accounting principles.

(2)        Figures reported for 2009 to 2011 have not been recast for IFRS 11, which was adopted on January 1, 2013.

(3)        On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (FDN). On June 28, 2012, the Company disposed of its interest in Crixás. As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

KINROSS SHARE TRADING DATA

	2013
	High	Low
TSX (Cdn dollars)
First quarter	$9.88	$7.55
Second quarter	$8.09	$4.74
Third quarter	$6.44	$4.79
Fourth quarter	$5.60	$4.50
NYSE (U.S. dollars)
First quarter	$9.99	$7.40
Second quarter	$7.95	$4.53
Third quarter	$6.23	$4.55
Fourth quarter	$5.36	$4.23

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report include, but are not limited to, those under the headings Letter to Shareholders, the “Outlook” section of our full-year 2013, Management’s Discussion and Analysis (“2013 MD&A”) and Mineral Reserve and Mineral Resource Statement, and include, without limitation, statements with respect to: our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; expected savings pursuant to cost review and reduction initiatives including, without limitation, the continuation of the “Way Forward” modifications to projects and operations and our exploration budget, including but not limited to the Tasiast expansion project and our expectations regarding timelines for continued development, including, but not limited to, ramp up at Dvoinoye; as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “budget”, ‘‘plans’’, ‘‘expects’’, “indicate”, “intend”, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts”, “focus”, “guidance”, “initiative”, “model”, “methodology”, “opportunity”, “outlook”, “plan”, “potential”, “projected”, “proposition”, “prospect”, “promising”, “pursue”, “strategy”, “study”, “targets”, “way forward”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or “way forward”, ‘‘will be taken’’, ‘‘will occur’’ or ‘‘will be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report , which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our 2013 MD&A as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable co-operation of the Government of Ecuador in ensuring an orderly transition with respect to FDN (including, without limitation, any related transactions) that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the transition period as we reduce our level of activity in Ecuador, any potential amendments to the Brazilian Mining Code, the Mauritanian Mining Code, the Mauritanian Customs Code, the Mauritanian VAT regime, the absence of economic sanctions imposed against Canada by the Russian Federation, and water legislation or other water use restrictions in Chile, being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the development of, operations at and production from, the Company’s operations, including but not limited to ramp up at and production from Dvoinoye and permitting, development and expansion at Tasiast (including but not limited to, expansion optimization initiatives which may lead to changes in processing approach and maintenance) being consistent with Kinross’ current expectations; (12) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (13) goodwill and/or asset impairment potential; and (14) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing and maintaining partial project financing for Dvoinoye, Kupol and any expansion at Tasiast, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: our ability to successfully cease further investment in and development of FDN and, in co-operation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class action litigation in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licences and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; the potential imposition of reciprocal sanctions by the Russian Federation in response to those sanctions imposed (or threatened) by Canada and/or other countries; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our 2013 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $12 impact in production cost of sales per ounce.

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this Annual Report, we mean Kinross Gold Corporation and/ or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this Annual Report has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this Annual Report has been prepared under the supervision of and verified by Dr. Glenton Masterman, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

CORPORATE GOVERNANCE

2013 CORPORATE GOVERNANCE HIGHLIGHTS

• The Board of Directors met 12 times in 2013, 12 times independent of management.

• Kinross ranked 31st out of 232 Canadian companies in the Globe and Mail annual corporate governance survey.

• Scored 134 out of 150 points on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness.

• All directors, except CEO, were independent and all committees were comprised solely of independent directors.

MANDATE OF THE BOARD OF DIRECTORS

Kinross’ Board of Directors is committed to the goals of independence, diligence, integrity, diversity, and transparency.

The Board has adopted a charter that formally sets out its key responsibilities, including:

• appointing an independent director as Chair with responsibility for the leadership of the Board and for specific functions to enhance the independence of the Board;

• adopting a strategic planning process, approving strategic plans and monitoring performance against such plans;

• reviewing and approving corporate objectives and goals for senior management;

• overseeing succession planning for management;

• defining corporate decisions requiring Board approval and approving such decisions as they arise; and

• reviewing reports from management on the Company’s operations, including the safety and security of the Company’s assets, property and employees.

For additional information about Kinross’ corporate governance practices, visit Kinross.com or see the Company’s most recently filed Management Information Circular.

Board Committees

There were five committees of the Kinross Board of Directors in 2013.

Audit and Risk Committee

This committee is responsible for overseeing the integrity of Kinross’ financial reporting, the independence and qualifications of the Company’s independent auditors, the performance of the internal audit functions, the process for identifying and managing business risk, and Kinross’ financial reporting process and internal control systems.  This committee met five times in 2013.

Corporate Governance and Nominating Committee

This committee is responsible for developing our approach to matters of corporate governance. This committee met seven times in 2013.

Corporate Responsibility Committee

This committee oversees the development and implementation of policies and best practices relating to environment, health and safety, and social performance in compliance with applicable laws and Company corporate responsibility guidelines and policies. This committee met four times in 2013.

Human Resource and Compensation Committee

This committee makes recommendations to the Board on all matters relating to the compensation of the officers and employees of the Company, and CEO and senior officer succession. This committee met seven times in 2013.

Operations and Technical Committee

This committee oversees and reviews matters relating to overall processes for the reporting of mineral reserves and resources; material exploration, operating, development and technical activities; process for identifying and managing technical and operating risk and material activities related to new projects, project development, and site closures. The committee met four times in 2013.

KINROSS MANAGEMENT TEAM AND DIRECTORS

SENIOR OFFICERS	OTHER OFFICERS	JOHN SIMS
Vice-President, Technical Services
J. PAUL ROLLINSON	FRANK DE COSTANZO	and Qualified Person
Chief Executive Officer	Vice-President, Treasurer

JAMES CROSSLAND	GREG V. ETTER	PAUL B. TOMORY
Executive Vice-President,	Senior Vice-President,	Senior Vice-President,
Corporate Affairs	Legal, Global Operations, and	Operations Strategy
Government Relations, US
TONY S. GIARDINI		SENIOR REGIONAL MANAGERS
Executive Vice-President	ANDREA S. FREEBOROUGH
and Chief Financial Officer	Vice-President, Finance	PATRICK J. HICKEY
Regional Vice-President,
GEOFFREY P. GOLD	NICHOLAS J. HAYDUK	West Africa
Executive Vice-President,	Vice-President and General Counsel
Corporate Development		WARWICK MORLEY-JEPSON
and Human Resources,	GLEN J. MASTERMAN	Regional Vice-President, Russia
Chief Legal Officer	Senior Vice-President, Exploration
LAUREN M. ROBERTS
BRANT E. HINZE	SHELLEY M. RILEY	Senior Regional Vice-President,
President and Chief	Vice-President, Office Services	Americas
Operating Officer	and Corporate Secretary

DIRECTORS

JOHN A. BROUGH Corporate Director A, H	JOHN K. CARRINGTON Corporate Director CR, OT	JOHN M.H. HUXLEY Corporate Director A, CG, H	KENNETH C. IRVING Corporate Director CG, CR

JOHN A. KEYES Corporate Director CR, OT	JOHN A. MACKEN Chair and Independent Director, Western Lithium, USA CR, OT	CATHERINE MCLEOD- SELTZER Non-Executive Chair, Bear Creek Mining Corporation H, OT	JOHN E. OLIVER Independent Chair H

UNA M. POWER Chief Financial Officer and Senior Vice-President, Corporate Planning and Business Development, Nexen Inc. A, OT	TERENCE C.W. REID Corporate Director A, CG	J. PAUL ROLLINSON Chief Executive Officer, Kinross Gold Corporation	RUTH G. WOODS Chief Operating Officer, Osler, Hoskin & Harcourt LLP CG, H

A	Audit and Risk Committee
CG	Corporate Governance and Nominating Committee
CR	Corporate Responsibility Committee
H	Human Resource and Compensation Committee
OT	Operations and Technical Committee

CORPORATE INFORMATION

Shareholder Information	Contact Information	Publications

Transfer Agent and Registrar	General	To obtain copies of Kinross’ publications, please visit our corporate website at Kinross.com, or contact us by email at info@kinross.com or call 1-866-561-3636.
Computershare	Kinross Gold Corporation
Investor Services Inc.	25 York Street, 17th Floor
Toronto, Ontario, Canada	Toronto, Ontario,
Toll-free: 1-800-564-6253	Canada M5J 2V5
Website: Kinross.com
Proxy Solicitation Agent	Telephone: 416-365-5123
Kingsdale Shareholder Services	Toll-free: 1-866-561-3636
Toronto, Ontario, Canada	Facsimile: 416-363-6622	Corporate Responsibility Report
	Email: info@kinross.com	Kinross publishes its corporate
Annual Shareholders Meeting		responsibility performance data
The Annual Meeting of Shareholders	Media Relations	annually and a comprehensive
will be held at 10:00 a.m. EDT	Andrea Mandel-Campbell	Global Reporting Initiative (GRI)
on Thursday, May 8, 2014 at the	Director, Corporate Communications	report every two years. In mid-2014,
Design Exchange, 234 Bay Street,	Telephone: 647-788-4179	we will be publishing a web-based
Toronto, Ontario, Canada	Email: andrea.mandel-campbell@	GRI corporate responsibility report.
	kinross.com	This report will provide a detailed
Trading Data		account of our social, environmental
TSX	Investor Relations	and health and safety performance
K — common	Tom Elliott, Vice-President,	for 2012 and 2013. The report will
K.WT.D — warrants (exp. 09/17/14)	Investor Relations	be available on our website.
Telephone: 416-365-3390
NYSE	Email: tom.elliott@kinross.com
KGC — common
Legal Counsel	Shareholder Inquiries
Computershare
Osler, Hoskin & Harcourt LLP	Investor Services Inc.
Toronto, Ontario, Canada	9th Floor,
Sullivan & Cromwell LLP	100 University Avenue
New York, New York,	Toronto, Ontario,
United States	Canada M5J 2Y1
www.computershare.com/kinross
Auditors	Toll-free: 1-800-564-6253
Toll-free facsimile:
KPMG LLP	1-888-453-0330
Toronto, Ontario, Canada

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KINROSS GOLD CORPORATION 25 York Street, 17th Floor Toronto, Ontario, Canada M5J 2V5